SECURITIES EXCHANGE ACT OF 1934
                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                       AMENDMENT AND RESTATEMENT
                                  TO
                              FORM 10-SB

             GENERAL FORM FOR REGISTRATION OF SECURITIES
                      OF SMALL BUSINESS ISSUERS
  Under Section 12 (b) or (g) of the Securities Exchange Act of 1934

                       FIDELITY HOLDINGS, INC.
  -----------------------------------------------------------------
        (Exact name of registrant as specified in its Charter)

            Nevada                                   11-3292094
(State or Other Jurisdiction                        (I.R.S. Employer
     of Incorporation or                        Identification No.)
        Organization)


          80-02 Kew Gardens Road Kew Gardens, New York 11415
  -----------------------------------------------------------------
           (Address of Principal Executive Offices)

Issuer's telephone number  (718) 520-6500
                           --------------

Securities to be registered under Section 12 (b) of the Act:

Title of each class                 Name of each exchange on which
to be so registered                 each class is to be registered

-----------------------             ------------------------------
-----------------------             ------------------------------


Securities to be registered under Section 12 (g) of the Act:

                             COMMON STOCK
  -----------------------------------------------------------------
                          (Title of Amount)

                             TABLE OF CONTENTS

                                                            PAGE
PART I

Item 1    Description of Business                            1

Item 2    Management's Discussion and Analysis               27

Item 3    Description of Property                            37

Item 4    Security Ownership of Certain Beneficial           38
          Owners and Management

Item 5    Directors, Executive Officers, Promoters and       41
          Control

Item 6    Executive Compensation                             42

Item 7    Certain Relationships and Related Transactions     47

Item 8    Description of Securities                          50



PART II

Item 1    Market for Price of Common and Dividends on        57
          the Registrant's Stockholder Matters

Item 2    Legal Proceedings                                  59

Item 3    Changes in and Disagreements with Accountants      60
          on Accounting and Financial Disclosure

Item 4    Indemnification of Directors and Officers          60

Item 5    Recent Sales of Registered Securities              62



FINANCIAL STATEMENTS

See attached amended Financial Statements


EXHIBIT INDEX

                                     PART I.

Item 1.  Description Of Business

Introduction

     Fidelity Holdings, Inc. (the "Company") was incorporated in Nevada on November 7, 1995. The Company is a holding company, which has no operations and derives revenues from operating subsidiaries. The operating subsidiaries of the Company are grouped into three divisions: (i) Computer Telephony and Telecommunications; (ii) Leasing; and (iii) Plastics and Utility Products. A proposed acquisition of Major Automotive Group, Inc. ("Major Auto") will add a fourth, Automotive Sales. Unless otherwise indicated, all references to the Company include reference to subsidiaries of the Company.

Computer Telephony and Telecommunications Division

      The Company, through Computer Business Sciences, Inc., a New York corporation ("Computer Business Sciences"), 786710 (Ontario) Limited, an Ontario corporation doing business as Info Systems, Inc. ("Info Systems"), C.B.S. Computer Business Sciences Ltd., an Israeli corporation ("Computer Business Sciences (Israel)"), and Reynard Service Bureau, Inc., a Florida corporation ("Reynard"), the four wholly-owned subsidiaries comprising its Computer
Telephony and Telecommunications division, currently develops, manufactures, markets, sells and services two product lines. The first product line utilizes "Talkie" technology, which consists of proprietary computer software and hardware that (i) permits end users of the technology to place long-distance international telephone calls at discounted rates and (ii) offers end users a broad range of interactive voice-response applications such as voice-mail, automatic receptionist, automated order entry, conference calling and faxing. The second product line, "Business Control Software," is a proprietary computer software system that provides multi-lingual general accounting and business management applications.

      The Company acquired the technology for its telecommunications products in April 1996 through its acquisition from Dr. Zvi Barak and Sarah Barak of all of the issued and outstanding stock of Info Systems. A portion of the purchase price for such stock consists of twenty monthly installment payments of $15,000 from the Company to the Baraks. In order to secure such installment payments, the Company has granted a security interest to the Baraks in the stock of Info Systems and the other assets purchased by the Company from the Baraks. The monthly installment payments commenced in September 1996 and are scheduled to continue through June 1998. To date, the Company has withheld $85,000 of such installment payments as collateral for the Baraks' obligation to make certain indemnification payments to the Company. The Company has agreed to pay the Baraks the $85,000 by July 1998.

      Talkie

      "Talkie" is the trademark for, and the name used by the Company to describe, the technology relating to the Company's telephonic and interactive voice response software applications. The Company has three products that use Talkie technology. The first product, the "Talkie Power Web Line Machine," is a computer-based telephone "switch" that enables small or start-up telephone companies to purchase blocks of international telephone calling time from suppliers such as AT&T and MCI and resell the time in smaller units to callers at discounted rates. The second product is a group of related telephonic and interactive voice response software programs, such as voice-mail, automatic receptionist, automated order entry, conference calling and faxing. The third product, called "Talkie-Globe," is an international call-back, debit card and long-distance reselling system.

      The Talkie Power Web Line Machine is a programmable electronic telephone switch based on personal computer technology. It consists of a proprietary software program, and hardware components most of which are available from a number of different sources. The machine currently contains 96 channels, but may be expanded to carry up to 120 channels. Each channel provides 43,200 available minutes of telephone time per 30-day month that may be sold. As is typical of industry utilization of available telephone time, approximately 30-40% of these available minutes are actually sold. Of the 43,200 available minutes, approximately 10,560 are considered peak time (defined to be the 480 minutes comprising the typical eight-hour work day in the destination country and assuming 22 work days in the typical 30-day month) and the balance are considered off-peak time, however the determination of actual peak minutes in a destination country is based upon demand for calling time, which in turn is based upon such factors as calling patterns and the differences in time zones between the country from which a call is placed and the destination county. Peak minutes are generally able to be sold at higher rates than off-peak minutes.

      The Talkie Power Web Line Machine includes an integrated programmable telephone call switching system known as the Talkie Web Smart Switch. The programmability of this switching system allows the machine to handle a variety of international telephone-based services including resale of long-distance telephone time the Company purchases in bulk, international call-back services (described below), telemarketing, Internet access and facsimile transmission.

      The Company, through its subsidiary Computer Business Sciences, sells the Talkie Power Web Line Machines to various service providers (known as "master agents"). A master agent then establishes a telephone connection between a foreign country and the Talkie Power Web Line Machine, which is located at the Company's offices in Kew Gardens, New York. This connection is typically a dedicated telephone line that runs from the Talkie Power Web Line Machine to certain equipment located in the foreign country that is used to connect the dedicated line to the local telephone lines. The master agent typically leases the dedicated telephone line, which has a specific capacity for simultaneous calls, from MCI Communications Corp. or Sprint Corporation for a fixed monthly fee. Callers in the foreign country place a local call to connect to the dedicated telephone line and are provided a United States dial tone by the Talkie Power Web Line Machine. The caller then dials the number for the desired destination and the call is carried over the dedicated telephone line to the Talkie Power Web Line Machine and then redirected to the desired destination. Because the Talkie Power Web Line Machine's software program is able to process both voice and data, callers may place international telephone calls and send facsimiles to the desired destination and may also connect to the Internet.

      The master agent generates revenues by selling the available telephone time generated by the Talkie Power Web Line Machine to callers in the foreign country. There are two elements to the master agent's cost of carrying a call from the foreign country to the desired destination: the cost of the dedicated telephone line from the Talkie Power Web Line Machine to the foreign country (which is typically a fixed monthly cost) and the cost of the call directed from the Talkie Power Web Line Machine to the desired destination (which is based upon United States calling rates). The master agent charges the caller in the foreign country some markup over the cost of the call to the desired destination. The cost to the caller is considerably lower than the alternative of placing the same call through the caller's own local telephone system which, in many cases, is a state-owned monopoly. The experience of the Company's master agents has generally been a very substantial reduction in per minute call costs. The Company's billing records indicate that the reduction in most cases is a factor of 15, that is, the country-to-country portion of an international call normally costing $0.75 per minute, costs $0.05 per minute when placed through the Talkie Power Web Line Machine. Once the master agent arranges for a certain monthly volume of calls from a given foreign country, the master agent will recoup the cost of the dedicated telephone line to that foreign country and will thereafter generate profits.

      The Company and Summa Four, Inc., a publicly owned communications equipment manufacturer located in New Hampshire, have entered into a value-added reseller agreement. Under the agreement, the parties will jointly develop an improved version of the Talkie Power Web Line Machine and associated software, which the Company will then purchase from Summa Four, Inc. for resale to the Company's master agents.

           Arrangements with Nissko

     In March 1996, the Company's subsidiary Computer Business Sciences formed a joint venture with Nissko Telecom, L.P. ("Nissko"). The joint venture is a general partnership named Nissko Telecom Associates ("Associates"). Computer Business Sciences owns 45% of the joint venture and Nissko owns 55%. Nissko is a limited partnership the general partner of which is one of the Company's master agents, Nissko Telecom, Ltd. (the "Agent"), and the limited partners of which are four individuals, three of whom, including Yossi Koren, one of the Company's directors, are shareholders of the Agent (such three individuals being collectively referred to herein as the "Nissko Principals"). Pursuant to an informal agreement, the Agent has grranted to Associates the right to market and sell the available telephone time generated by the Talkie Power Web Line Machines that the Agent purchases as a master agent, in exchange for the Agent's interest in the joint venture through its general partnership interest in Nissko. Through its interest in Associates, Computer Business Sciences realizes 45% of the revenues generated from Associates' sale of such telephone minutes. Since the inception of Associates, the Company has derived $19,645 in net income after expenses and start-up costs from Computer Business Science's participation in Associates.Under its master agent agreement, dated March 1996, with Computer Business Sciences, the Agent is obligated to purchase 15 Talkie Power Web Line Machines from Computer Business Sciences and has the right to acquire 15 additional machines, each for $125,800, and 30 machine upgrades, each for $60,000. Each upgrade consists of an attachment module which increases the channel capacity of the machines and the related software. The Agent has a right of first refusal to sell the telephone time generated by the machines that it has purchased in all geographical locations in the world. This means that whenever a master agent other than the Agent proposes to resell telephone time in a country the other master agent has not previously served, Computer Business Sciences must first offer the Agent the opportunity to service that country.

     Under the terms of its master agent agreement, the Agent (i) paid Computer Business Sciences a deposit of $629,000 at the time the agreement was executed toward the purchase of the 15 machines that the Agent is obligated to purchase and (ii) issued to Computer Business Sciences 45% of its then issued and outstanding common stock. In return, (i) the Company issued to the Nissko
Principals, including Yossi Koren, who subsequently became a director of the Company, (a) warrants, exercisable through the date that is 60 days after the effectiveness of any public offering of the Company's securities (including this offering), to acquire an aggregate of 750,000 shares of the Company's Common Stock at an exercise price of $1.25 per share (the "Class A Warrants") and (b) warrants, exercisable through March 19, 1998, to acquire an aggregate of 750,000 shares of the Company's Common Stock at an exercise price of $1.25 per share (the "Class B Warrants") and (ii) Computer Business Sciences agreed to make a $10,000 contribution to the capital of the Agent upon its purchase of each of the first 15 machines. Certificates evidencing the Class A Warrants and the Class B Warrants have not yet been issued.

     Pursuant to the master agent  agreement,  if, by March 31, 1998, the sum of
(i) Computer Business Sciences' $10,000 contributions ("Contributions") to the Agent's capital plus (ii) the Agent's aggregate earnings ("Earnings") before depreciation, interest expense and taxes from the first five machines purchased by it, does not equal or exceed the $629,000 deposit paid to Computer Business Sciences, the Agent may, but is not obligated to, exercise one of two remedies. First, it can terminate the master agent agreement, in which event it will be relieved of any obligation to purchase additional machines and will retain and operate the machines it has purchased. Second, it can declare the master agent agreement in default, in which event the Nissko Principals will have the right to recover the excess of $629,000 over Contributions plus Earnings. If Computer Business Sciences pays to the Nissko Principals the full amount of such excess, the Nissko Principals will be required to transfer to Computer Business Sciences the remaining 55% of the issued and outstanding common stock of the Agent.

     To secure the payment required in case the Agent elects the second alternative, Bruce Bendell, the Company's Chairman, and Doron Cohen, the Company's Chief Executive Officer, President and Treasurer, have each pledged to the Agent 500,000 shares of the Company's Common Stock. In the event that the sum of Contributions plus Earnings is less than $629,000 and Computer Business Sciences does not pay the Nissko Principals the full amount of the deficit, the Nissko Principals will have the right to foreclose on the pledged Common Stock. If the proceeds of liquidating the pledged shares are sufficient to cover the deficit, the Nissko Principals will be required to transfer to Mr. Bendell and Mr. Cohen in equal shares the remaining 55% of the Agent's issued and outstanding common stock. Messrs. Bendell and Cohen have agreed that upon receipt of that stock, they will transfer it to the Company in exchange for reimbursement by the Company for the market value of their shares of the Company's Common Stock foreclosed upon by the Nissko Principals.

           Restructuring of Nissko Arrangements

     The Company has entered into a Memorandum of Understanding (the "MOU") with the Agent, the Nissko Principals, and with the remaining limited partner of Nissko, Robert L. Rimberg. The transactions contemplated by the MOU are conditioned on the consummation of the Major Auto Acquisition. The MOU provides that (i) Nissko will transfer to the Agent and the Agent will assume, all of the assets and liabilities of Nissko and (ii) Computer Business Sciences will acquire all of the issued and outstanding shares of common stock of the Agent in a tax-free reorganization. Upon execution of the MOU, an aggregate $653,750 deposit that the Nissko Principals and Mr. Rimberg had previously paid towards the full exercise price of the Class A Warrants was converted to a partial exercise of the Class A Warrants. Upon such conversion, the Company issued an aggregate of 523,000 shares of its Common Stock to the Nissko Principals and Mr. Rimberg, 173,583 of which were issued to Yossi Koren, a director of the Company. Resales of all these shares during the two-year period commencing on execution of the definitive documentation referred to below will be permitted only under an applicable exemption from the Securities Act. Permitted resales will be expressly subject to the voting rights of Bruce Bendell who holds a proxy to vote 500,000 of these shares during the two-year restriction period.

     The MOU provides that upon execution of definitive documentation containing the terms and conditions outlined in the MOU, (i) each of the Nissko Principals will receive 257,500 shares of the Company's Common Stock and Mr. Rimberg will receive 27,500 shares of the Company's Common Stock, resales of all of which shares will be subject to restrictions on transfer and voting that are identical to those described immediately above, and (ii) each of the Nissko Principals will receive warrants to acquire up to 68,917 shares of the Company's Common Stock and Mr. Rimberg will receive warrants to acquire up to 20,250 shares of the Company's Common Stock, in each case for $1.25 per share, exercisable until 30 days after the effective date of a registration statement on Form SB-2 to be filed with the Securities and Exchange Commission. Such warrants represent the unexercised balance of the Class A Warrants remaining after the conversion of the $653,750 partial payment into a partial exercise as described above.

     Nissko Jewelry Trading, Inc. ("NJT"), a company 33-1/3% owned by Mr. Koren, has entered into agreements for the Agent's benefit with MCI, Sprint and Bell Atlantic (formerly NYNEX). These agreements provide for the purchase by NJT on behalf of the Agent of telephone time or transmission lines. The MOU provides that the Company will indemnify NJT against any liability it may incur under these agreements and will place 200,000 shares of its Common Stock into an escrow to secure this indemnification obligation.

     Upon the effectiveness of the definitive documentation relating to the transactions contemplated by the MOU, (i) the Agent's master agent agreement will terminate, (ii) the Class B Warrants will be canceled, and the pledge by each of Mr. Bendell and Mr. Cohen of 500,000 shares of the Company's Common Stock, referred to above, will be released.

      The second product group, interactive voice response software programs, consists of the following applications:

     Talkie-Ad: permits callers to browse through pre-recorded messages based on their search criteria, similar to a talking classified ad.

     Talkie-Attendant: automated receptionist features, including dial "O" for operator, name directories, call blocking, call screening, music or company messages while on hold, paging, personalized menus, call queuing and conversation recording.

     Talkie-Audio: delivers pre-recorded information in response to telephone inquiries and can serve as a talking bulletin board.

     Talkie-Conference: permits the user to schedule a conference call and then, when the conference call is to occur, either calls the participants or permits them to dial in, and provides the chairperson with various options during the call.

     Talkie-Dial: places a telephone call, using a user-supplied list of telephone numbers and delivers voice information with the capability of asking questions, accepting answers and updating the system to reflect the answers.

     Talkie-Fax: permits the user to program a facsimile into the system and transmit it to a user-supplied list of numbers and permits users to transmit to callers upon their request written information programmed into the system such as directions, product information, price lists or news releases.

     Talkie-Form: permits the user to set up a questionnaire and collect answers to pre-recorded questions.

     Talkie-Mail: permits the user to record, send, receive and retrieve voice messages from personal mailboxes.

     Talkie-Query: responds to callers' inquiries using information stored in the system database.

     Talkie-Trans:   accepts   orders,   issues   orders   (including   delivery
instructions) and faxes order confirmations.

     Users of the Talkie interactive voice response system can also customize the foregoing applications to create new applications using Talkie-Gen, which is an application generator that uses a simple programming language.

      In addition to the applications listed above, users may also purchase any of the following off-the-shelf applications:

     Talkie-Dating: permits the user to supply a dating service that will permit the user's customers to place and browse through personal ads, register for service and record and listen to messages.

     Talkie-Follow-Me: permits the user to supply a telephone tracking service that enables the user's customers to obtain a single telephone number that will continually forward incoming calls to a user-defined series of telephone numbers (such as work, cellular, home, pager and voice-mail).

     Talkie-Wake-Up/Reminder: permits the user to supply a wake-up or reminder service that will call a user-supplied number with a user-supplied message at a specified time.

      All of the Talkie interactive voice response applications operate in up to nine languages.

     Info Systems also provides customers with industry-specific and customized applications of its interactive voice response technology. For example, Info Systems has developed a product called Talkie AutoCom for use by automobile dealers. See "Automotive Sales Division--Operating Strategy."

      The Talkie interactive voice response software package is sold by the Company through Info Systems, its wholly-owned Canadian subsidiary.

      Talkie-Globe, the trademark for, and the name used by the Company to describe, its third telecommunications product, is a software-based integrated call-back, debit-card and long-distance reselling system and includes all of the Talkie interactive voice response software prograMs. Typically, international callers based in countries where the telephone system is a state-owned monopoly must pay high per-minute rates fixed by the state-owned company. One method of securing a lower rate is the "call-back" system offered by Info Systems' Talkie-Globe. Using Talkie-Globe, the foreign caller first places a telephone call from the foreign country to the United States or Canadian telephone number where the Talkie-Globe system is located and hangs up without the call being connected so that no charge is assessed for the call. Talkie-Globe recognizes the telephone number from which the foreign call was placed and then places a call to that telephone number from the location in the United States or Canada where the Talkie-Globe system is located to the foreign caller and provides the foreign caller with a dial tone. The foreign caller then places a telephone call through the United States or Canada to the desired destination. The foreign caller thus pays for two calls: (i) the call back from the Talkie-Globe system located in the United States or Canada to the caller in the foreign market and
(ii) the call that the caller places through the United States or Canada to the desired destination. The sum of the costs of the two calls placed from the Talkie-Globe system located in the United States or Canada will be lower than the cost of a single call placed directly from the applicable foreign market to the desired destination. The Talkie-Globe system also has a debit card feature, which permits a caller to purchase a stated value of calling time, and debits that value as the caller uses the prepaid calling time.

      Talkie-Globe is sold by the Company through Info Systems, its wholly-owned Canadian subsidiary.

      Business Control Software

      The Company's business control software is an interconnected series of accounting and business management software applications that includes the following systems: general ledger, accounts receivable, accounts payable, sales order, purchase order, inventory control, bills of materials, job costing and production control. The business control software can assist users, among other things, to define market trends, analyze sales force effectiveness, determine the profitability of a job, department or company, or determine a geographical sales spread. One of the software's principal features is its ability to process information in multiple currencies. For example, a Japanese distributor transacting business in France and Italy can use the software to maintain data relating to sales, purchases and costs in French francs and Italian lira and to generate reports in Japanese yen (or in several multiple currencies simultaneously) while automatically posting currency exchange rates. In addition, the business control software is a multi-lingual system of software applications that permits multiple users, each selecting a different language, to access simultaneously a common database.

      Marketing and Sales

      Through June 30, 1997, the Company has sold 18 Talkie Power Web Line Machines to six master agents. The aggregate amount of gross revenues resulting from these sales is $4,308,093, which accounts for approximately 72.9% of the Company's total revenues since its inception. The Company's profit margin on sales of the Talkie Power Web Line Machines since its inception is 12.1%. Each master agent is required to purchase a minimum annual volume of machines. The minimum purchase requirement is ten machines or machines having an aggregate sales price of $1.8 million, whichever is less. "Master agents" are smaller companies wishing to enter the international telephone time resale market without incurring the high cost of purchasing, installing and maintaining traditional telephone switching equipment. Although the master agents purchase the machines, the purchase terms require that the machines be located at the Company's premises and that all maintenance be performed by the Company (as described below). An added benefit to master agents of housing the machines at the Company's premises is that a Bell Atlantic Switch is located there and the physical connection between the machines and such switch is short, as a result of which the Company pays a relatively inexpensive charge (a component of which is based upon the length of the connection from such switch) to connect to such switch and experiences no connection delays resulting from the length of the connection.

      The Company's strategy with respect to the Talkie Power Web Line Machine is threefold. First, it intends to sell additional machines through its existing master agents as they expand their businesses by providing telephone service to additional foreign markets. Second, as demand for the machines increases, it intends to add additional master agents and/or replace any existing master agents who are not complying with their master agent agreements and to enter into strategic partnerships with such new and replacement master agents that will permit the Company to share in the revenue generated by the master agents' sale of telephone time. Third, it intends continually to adapt advancing computer and telecommunications technology to improve and customize the performance of the machines.

      The Company installs, maintains and services all Talkie Power Web Line Machines at the Company's offices in Kew Gardens, New York, where the machines are housed. For these services, the Company receives both a fixed fee and a volume-based fee. To date, billing arrangements have been informal, and the cost to each master agent has been calculated by determining the aggregate maintenance and service costs for all the machines, adding a percentage markup and charging each master agent its ratable portion based upon the number of machines it has purchased. The Company also customizes the performance of the machines for the respective master agents and for use in particular countries, for which it receives a fee that is negotiated by the Company and the applicable master agent based upon the complexity of the customization. As noted above, all master agents are required by contract with the Company to locate their purchased Talkie Power Web Line Machines at the Company's principal office and to have all required installation, service and maintenance performed by the Company. In addition to the services it provides with respect to the Talkie Power Web Line Machines, the Company also provides services for the various other Talkie products and for the Business Control Software, if requested by the users.

      The Company typically sells its interactive voice response software programs to entrepreneurs who wish to operate a telephone-based service business with low overhead and fixed costs. The typical interactive voice response software package requires only a personal computer and voice card for use and costs $715. Each of the off-the-shelf applications costs an additional $795. The Company intends to focus its efforts with respect to its Talkie interactive voice response software programs on the market for industry-specific and customized applications in which it generally realizes higher profit margins. As the Company targets a given industry, it expects to hire sales personnel familiar with that industry and to attend trade shows to market its product. In addition, the Company intends to expand sales of its interactive voice response system into Europe and South America.

      The Company typically sells four to five of its Talkie-Globe systems per month to entrepreneurs who wish to provide a telephone business with low overhead and fixed costs and to small foreign telephone companies. Users of Talkie-Globe purchase international calling time from long-distance telephone companies such as MCI Communications Corp. and resell such time at a mark-up. The typical Talkie-Globe system consists of three personal computers, proprietary software and a voice card and costs approximately $25,000.

      The Company realized gross revenues of $537,655 during 1996, and $480,538 during the six months ending on June 30, 1997, from the sale of its Talkie interactive voice response software programs and of Talkie-Globe (excluding intercompany sales), which constituted approximately 15.7% and 19.4% of the Company's gross revenues for such year and period, respectively. The Company's profit margin on sales of its Talkie interactive voice response software programs was approximately 9.8% for 1996 and approximately 32.6% for the six months ending on June 30, 1997.

      The Company advertises its Talkie interactive voice response software programs and Talkie-Globe in telephone and telecommunications industry trade publications. In addition, Info Systems attends telephone and telecommunications industry trade shows, which has resulted in reviews of these products in trade publications.

      The Company is not currently allocating resources to market its Business Control Software, but performs software service contracts and provides annual program updates to the program's users.

      Research and Development

      The Company's wholly-owned subsidiary Computer Business Sciences (Israel) engages in research and development (i) to improve its existing telecommunications software, and to adapt the software to changing personal computer environments, (ii) to expand the software to new uses and (iii) to develop new software, products and applications. Computer Business Sciences (Israel) is headed by Dr. Zvi Barak, who was responsible for the development of the Talkie technology and related Talkie products and of the business control software.

      The Company spent no money on research and development in 1995 with respect to its Computer Telephony and Telecommunications division and estimates that it spent approximately $332,000 on research and development in 1996 with respect to such division. The Company estimates that approximately one-half of such amount has been borne directly or indirectly by customers of such division.

      Intellectual Property

      The Company has registered the name "Talkie" as a trade-mark in Canada. The Company has filed applications with the United States Patent and Trademark Office to register the names "Talkie" and "Talkie-Globe" and "BCS Software" as trademarks in the United States. As an additional method of protecting its proprietary technology, the Company requires that all of the Talkie Power Web Line Machines that it sells remain at the Company's offices in Kew Gardens, New York and that all installation, service and maintenance of the machines be performed solely by the Company. The Company also relies on trade secret protection, confidentiality agreements and other laws to protect its technology, but believes that these rights may not necessarily prevent third parties from developing or using similar or related technology to compete against the Computer Telephony and Telecommunications division's products.

      Competition

      The Company knows of no person or company that offers a product that is a feature-for-feature competitor to the Talkie Power Web Line Machine. While other companies manufacture and sell traditional telephone switching equipment, such equipment is expensive to purchase and maintain as compared to the Talkie Power Web Line Machine. Traditional switching equipment therefore is not a viable alternative for the typical purchasers of the Talkie Power Web Line Machine, who are generally smaller telephone companies wishing to enter the international telephone time resale market and who cannot afford the high cost of purchasing, installing and maintaining traditional telephone switching equipment. Moreover, the proprietary nature of the Talkie Power Web Line Machine's software program provides the Company a significant head start over a potential competitor who wishes to develop a competing product.

      Associates competes with other providers of international telephone service. The market for international telephone service is highly competitive. In additional to the major service providers such as AT&T, MCI and Sprint, there are numerous smaller service providers as well as resellers, who do not own and operate equipment but purchase telephone time from service providers at a discount and resell that time to the public. The Company believes that a primary competitive factor in the industry is pricing. Because Associates uses the Talkie Power Web Line Machine, which is less costly to purchase and maintain than traditional switching equipment, Associates is able to offer telephone calling time at lower rates than competitors whose rate structure must account for the higher cost of such traditional switching equipment. In addition, because the Talkie Power Web Line Machine is able to process both data as well as voice, Associates is able to offer Internet access, which relatively few of its competitors offer. However Associates and the other master agents may face increasing competition as a result of deregulation in foreign countries, which could result in competition from other service providers with large, established customer bases and close ties to governmental authorities in their home countries and decreased prices for direct-dialed international calls. Master agents' customers may no longer be willing to use the master agents' services, which would adversely affect the Company's ability to sell the Talkie Power Web Line Machine and also reduce the Company's income from its participation in Associates.

      The Company's Talkie interactive voice response software programs compete with products sold by approximately two dozen entities in North America, including AT&T, Northern Telecom and others. However, in the more limited market for industry-specific and custom interactive voice response applications, the Company knows of only one direct competitor. The Company's Talkie-Globe system competes with telephone call-back products sold by approximately 6 other entities. Based upon 1996 sales, the Company believes that Talkie-Globe is the market leader in the telephone call-back industry.

      As a result of its reliance on the Company's proprietary software rather than hardware components to operate, the purchase price and maintenance costs of the Company's Talkie interactive voice response software programs and Talkie-Globe are believed to be generally lower than those of competing products. In addition, because software is easier to alter than hardware components, the Company is able to customize its products or modify its products to incorporate changing technology more quickly and at a lower cost than its competitors.

      Notwithstanding the Company's competitive advantages however, many of the producers of products competitive with the Company's, and companies wishing to enter the market in which the Company's products compete, have well established reputations, customer relationships and marketing and distribution networks. Many also have greater financial, technical, manufacturing, management and research and development resources than those of the Company, may be more successful than the Company in manufacturing and marketing their products and may be able to use their greater resources and to leverage existing relationships to obtain a competitive advantage over the Company.

Leasing Division

     In October 1996, the Company acquired all of the issued and outstanding shares of stock of Major Fleet & Leasing Corp. ("Major Fleet"). Major Fleet has historically provided lease financing solely for motor vehicles. The Company intends to expand the operations of Major Fleet to provide lease financing to purchasers of the Talkie Power Web Line Machine. The sellers of the Major Fleet shares, Bruce Bendell and Harold Bendell, have retained the right to recapture these shares under certain circumstances. See "Description of Securities--Preferred Stock."

      Major Fleet typically arranges for sale or lease to its customers of new or used vehicles of all makes and models. Major Fleet will purchase the desired vehicle from an automobile dealer and either resell it to its customer for a markup over its cost, or lease the vehicle to the customer and provide the related lease financing. If a customer of Major Fleet wants to purchase or lease a new vehicle that is available from one of Major Auto's dealerships, in almost all cases, Major Fleet will acquire the vehicle from Major Auto and then resell or lease it to its customer. Major Fleet estimates that it acquires approximately 50% of the vehicles it sells and leases from Major Auto.

      In most instances, Major Fleet will broker vehicle finance contracts for, or assign its leases to, third parties instead of directly financing vehicle sales or leases. This minimizes the credit risk to which Major Auto is exposed. In these instances, Major Fleet typically receives a finance fee or commission from the third party who provides the financing. In certain instances, Major Fleet directly finances the lease of a vehicle. When Major Fleet provides lease financing, it bears the credit risk that its customers will default in the payment of the lease installments. In order to minimize its risk of loss, Major Fleet carefully evaluates the credit of its lease customers. It also requires that its lease customers have adequate collision and liability insurance on the leased vehicle and that Major Fleet be named as loss payee and additional insured on the customer's collision and liability insurance policies. Major Fleet does not finance the purchase of the vehicles, so if a customer desires purchase financing, the customer will need to obtain financing from a third party, however, as discussed above, Major Fleet will broker financing contracts.

Plastics and Utility Products Division

      The Company, through its subsidiary Premo-Plast, Inc. ("Premo-Plast"), presently the only company in its Plastics and Utility Products division, is currently conducting research and development with respect to two products lines: (i) a line of spa and bath fixtures for use in whirlpool baths, spas, tubs and swimming pools and (ii) an armored conduit system for use by utility companies.

      Spa Fixtures

      Premo-Plast has been engaged in research and development related to a line of fixtures to be placed through the walls of water containers such as spa tubs. To date, the Company has focused its research on fixtures such as the jets used to introduce water mixed with air bubbles into a whirlpool bath, spa or tub and has designed and developed prototypes of such fixtures.

      The construction of a whirlpool bath, spa or tub is typically a large thin-walled shell (most often fiberglass-coated plastic), through which protrude a number of fixtures such as air and water jets. Inserting these fixtures requires two workers. First, the "inside" worker drills a pilot hole where the fixture is to be inserted. Then, the "outside" worker drills a much larger hole to clear the mounting thread on the fixture, and at the same time smoothes an area on the rough outside wall of the spa around the hole in order to allow a tight seal to the washer that will surround the hole when the fixture is installed. Next, the inside worker places a sealing washer on the shaft of the fixture and inserts the shaft through the drilled hole. The outside worker places a second washer on the outside end of the fixture and applies silicone sealant (or, in some cases, applies silicone sealant without a second washer), and adds a retaining nut to secure the assembly. The inside worker must steady the fixture from the inside of the spa, while the outside worker tightens the nut from the outside. The degree of tightness is critical, as too much tightening will squeeze out the silicone sealant, and too little will result in a weak seal. Either condition will cause a leak. Once the nut is tightened, the fixture must set in place, undisturbed, for several hours to permit the silicone to harden and form a water-tight seal.

      The Company has acquired the rights to a proprietary plumbing fixture installation method and has designed and developed a line of fixtures that enable installation in a whirlpool bath, spa or tub in significantly less time than is normally required to install such fixtures. One person, working from inside the whirlpool bath, spa or tub, drills the pilot hole and final-size hole. Next, a rubber grommet is placed in the hole. A grommet resembles a small donut with flanges around the inside and outside; the flanges on the grommet are placed into contact with the drilled hole. Next, the worker presses the fixture into the grommeted hole, which can be done from either the inside or the outside of the whirlpool bath, spa or tub. The barrel of the fixture expands the sides of the grommet against the sides of the hole, sealing the hole (by contrast to the traditional fixture, the seal takes place at the sides, not the front and back, so no sealant is required). The barrel is ribbed to prevent the fixture from being pushed back inside the whirlpool bath, spa or tub. Because there are relatively few steps involved in the Company's installation method, there is less risk of error. In addition, because no silicone sealant is used, the fixture does not need to set in place, which permits immediate use and minimizes the risk of leaks.

      The Company acquired the technology for the proprietary fixture installation method in December 1996 through its acquisition from John Pinciaro of all of his right, title and interest therein and a United States patent pending related thereto. The Company and Mr. Pinciaro will participate jointly in exploitation of the fixture installation method. The Company will form a new subsidiary, whose shares will be owned 80% by the Company's existing subsidiary Premo-Plast and 20% by Mr. Pinciaro.

      Status of Development of Spa Fixtures

      Since its acquisition of the technology relating to the fixture installation method, the Company has further developed that technology and has designed and produced working prototypes of the various fixtures for use in connection with such method. The Company is currently testing the prototype fixtures and installation method and expects to finalize its design drawings and to begin ordering the equipment necessary to manufacture the component parts of the fixtures by the end of the third quarter or early in the fourth quarter of 1997. The Company's management expects that, given availability of the funding, the Company will commence commercial sales of its spa and bath fixtures by the second quarter of 1998.

      Company's Strategy with respect to Spa and Bath
      Fixture Technology

      According to industry data, approximately 250,000 whirlpool baths and spas are sold annually. Management of Premo-Plast estimates that each whirlpool bath requires approximately 35-45 fixtures and that approximately 600,000 tubs are sold annually and each tub requires approximately 4-6 fixtures.

      The Company's strategy with respect to the fixture technology is to establish its proprietary installation method and its fixtures as the industry standard for whirlpool baths, spas and tubs. The company has a three-fold plan to implement this strategy upon its commencement of commercial production of the fixtures. First, the Company intends to expand its workforce by hiring employees, most of whom have already been identified and approached by the Company, experienced in the areas of design, production and marketing.

      Second, the Company intends initially to sell its fixtures and license the right to use its installation method to several designated regional manufacturers and producers of whirlpool baths, spas and tubs. All of these manufacturers and producers were consulted by John Pinciaro, from whom the Company acquired the rights to the proprietary fixture installation method and presently an employee of Premo-Plast, prior to and during the period of development of such method. All of these manufacturers and producers expressed in writing their interest in the installation method and a desire to utilize that method and the Company's fixtures once commercially available, although none are required to do so. Among these producers is ThermoSpas, Inc., a company wholly-owned and operated by Mr. Pinciaro.

      Third, the Company intends to publicize its installation method and fixtures generally to the whirlpool bath, spa and tub industry and to attend major trade shows.

      Armored Conduit

      In November 1995, shortly after its formation, the Company acquired from Progressive Polymerics, Inc. two United States patents and a Canadian patent application covering an armored conduit product. The primary application for the armored conduit is protection for underground electrical distribution lines. In many major cities electric utility companies deliver service via lines that are run through underground conduits. The underground conduit method of distribution is becoming increasingly common in other cities as the preferred method for delivering electric service to newly constructed subdivisions, replacing above-ground lines mounted on wood or metal poles.

      Originally, underground conduit was made from hollow creosoted wood or transite pipe made from a mixture of asbestos and concrete. Currently, conduit is typically made from either (i) PVC duct encased in concrete, (ii) cement or concrete tubing or (iii) fiberglass tubing. Each of these types of conduit has distinct disadvantages. PVC duct becomes brittle and inflexible in cold weather, and melts and bonds to the electric wire if there is excess heat from an overload condition. Cement or concrete cracks easily during transportation and installation and, unless installed at the proper depth, as a result of above-ground vibrations and stresses. If there is a problem with a portion of a conduit system (whether PVC duct, cement, concrete or fiberglass) once installed, the entire system must be removed and replaced.

      The product covered by the Company's armored conduit patents is assembled underground from pre-fabricated pieces that are typically two to four feet in length. Each piece consists of a pre-formed plastic shell that is filled with pourable cement. Each pre-formed shell has a rectangular cross-section, with a linear ribbed exterior and tubular interior. Each end of the pre-formed shell has an extension that can be coupled to the next section in end-to-end fashion.

      Potentially, the design of the armored conduit offers several advantages over other types of conduit. First, because the armored conduit system is assembled from pre-fabricated pieces, if there is a problem with a single piece, only that piece, rather than the entire conduit system, needs to be replaced. The problem piece will be replaced with a replacement piece that has a top and bottom half. The bottom half of the replacement piece will first be put in place and coupled to the pieces on either side. The wires will then be placed in the bottom half of the interior tube. The top half of the replacement piece will then cover the wires and be coupled to the pieces on either side. Second, the linear ribs on the exterior of the pre-formed shells increase the structural strength of the shells and permit them to be interlocked when stacked for storage or shipment, thereby reducing the risk of damage. Third, the outer plastic shell of the armored conduit system protects it from water, chemicals and other elements to which underground conduit systems are exposed. As a result of all of these advantages, the armored conduit system can be expected to be more durable than existing types of conduit.

      The  Company  has  been  engaged  in  limited   research  and  development
activities relating to the armored conduit, and expects, given the availability of funding, to pursue further research and development.

      Research and Development

      Research and development with respect to the armored conduit technology and the spa and bath fixture technology is conducted by the Company through its wholly-owned subsidiary Premo-Plast.

      The Company spent no money on research and development in 1995 with respect to its Plastics and Utility Products division and estimates that it spent approximately $3,650 on research and development in 1996 with respect to such division. Such division currently has no customers.

      Intellectual Property

      The Company owns two United States patents, issued in June 1993 and May 1994, respectively, relating to the armored conduit technology and also owns a Canadian patent application relating to such technology. In addition, the Company has filed an application in July 1996 for a United States patent relating to the spa and bath fixtures and related installation method. The Company is presently pursuing such application with the United States Patent and Trademark Office. The Company has also filed an application relating to the spa and bath fixtures and related installation method under the Patent Cooperation Treaty designating Australia, Canada, China, Japan and the European Patent Office (up to 18 countries) as recipient countries. Under such treaty, the Company will have the option to individually file separate applications in the designated countries at an appropriate future date In addition, the Company relies on confidentiality agreements and other laws to protect its technology. The Company believes that it may be possible for third parties to develop technology that provides the same features as the Company's plastic products without infringing the Company's rights or making use of its proprietary technology.

      Competition

      If the Company's armored conduit is developed into a commercially viable product, it will compete with PVC duct encased in concrete, cement or concrete tubing and metal tubing, all of which are established methods. The Company's spa and bath fixtures will compete with existing types of such fixture. Because the Company's fixtures and installation method permit single-person assembly rather than the two-person assembly required by existing products and installation methods, the Company believes that use of its fixtures will result in significantly reduced assembly time and costs.

      Many of the producers and distributors of products competitive with the Company's spa and bath fixtures and armored conduit may have well established reputations, customer relationships and marketing and distribution networks. They may also have greater financial, technical, manufacturing, management and research and development resources than those of the Company. While the Company believes that its spa and bath fixtures and installation method and its armored conduit will have significant advantages over existing products, the Company's competitors may be more successful than the Company in manufacturing and marketing their products and may be able to leverage existing relationships to obtain a competitive advantage over the Company.

Planned Acquistion

      The Company and its wholly-owned subsidiary Major Acquisition Corp. have entered into a merger agreement with Major Auto and its sole stockholder, Bruce Bendell. Bruce Bendell owns all of the issued and outstanding shares of common stock of Major Chevrolet, Inc. ("Major Chevrolet") and Major Subaru, Inc. ("Major Subaru") and 50% of the issued and outstanding shares of common stock of Major Dodge, Inc. ("Major Dodge") and Major Chrysler, Plymouth, Jeep Eagle, Inc. ("Major Chrysler, Plymouth, Jeep Eagle"), which, collectively, operate five franchised automobile dealerships. Pursuant to such merger agreement, Bruce Bendell will contribute to Major Auto all of his shares of common stock of Major Chevrolet, Major Subaru, Major Dodge and Major Chrysler, Plymouth, Jeep Eagle, and Major Acquisition Corp. will then acquire from Bruce Bendell all of the issued and outstanding shares of common stock of Major Auto in exchange for shares of a new class of the Company's preferred stock. Harold Bendell, Bruce Bendell's brother, owns the remaining 50% of the issued and outstanding shares of common stock of Major Dodge and Major Chrysler, Plymouth, Jeep Eagle. Major Acquisition Corp. will purchase Harold Bendell's shares for $4 million in cash under a stock purchase agreement. The preferred stock to be issued to Bruce Bendell will be called the "1997-MAJOR Series of Convertible Preferred Stock."
It will have voting rights and will be convertible into the Company's Common Stock. The number of shares of Common Stock into which the new class will be convertible is the greater of (i) 1.8 million shares and (ii) that number of shares that have a market value of $6,000,000. The market value per share for this purpose will be the mean between the closing bid and ask prices for the Common Stock over the 20 trading days immediately prior to the date of issuance of the preferred stock. The foregoing acquisitions from Major Auto and Harold Bendell are collectively referred to herein as the "Major Auto Acquisition."

     The merger agreement allocates the value of the consideration payable to Bruce Bendell as follows: (i) 61% to Major Chevrolet; (ii) 5.8% to Major Subaru;
(iii) 16.6% to Major Dodge; and (iv) 16.6% to Major Chrysler, Plymouth, Jeep Eagle. The stock purchase agreement allocates the value of the consideration payable to Harold Bendell 50% to each of Major Dodge and Major Chrysler, Plymouth, Jeep Eagle.

      The closing of the Major Auto Acquisition is presently scheduled for November 29, 1997. The parties have the right to agree to an earlier date. A condition to the closing is that all manufacturers' approvals have been obtained. If this condition remains unsatisfied on the scheduled closing date, the merger agreement and the stock purchase agreement provide three alternatives: (i) the Company can elect not to close, (ii) the parties may agree to extend the closing date to provide additional time to obtain such approvals or (iii) the Company may elect to consummate the Major Auto Acquisition with Major Auto owning, and Harold Bendell selling, only those dealerships with respect to which the manufacturers' approvals have been obtained. In the latter case, the number of shares issuable to Bruce Bendell and the monetary amount payable to Harold Bendell will be reduced in accordance with the value allocations described above, but the parties are obligated to use their best efforts during the 90-day period following the closing to obtain the missing approvals so that the non-included dealership subsidiaries can be transferred to the Company at a later time.

     Unless the context otherwise all requires, references herein to the business of Major Auto shall be deemed to include reference to the businesses of Major Chevrolet, Major Subaru, Major Dodge and Major Chrysler, Plymouth, Jeep Eagle.

Automotive Sales Division - General

      Major Auto, which the Company proposes to acquire, is one of the largest-volume automobile retailers in New York City. Major Auto owns and operates the following five franchised automobile dealerships in the New York metropolitan area: (i) Chevrolet; (ii) Chrysler and Plymouth; (iii) Dodge; (iv) Jeep and Eagle; and (v) Subaru. Major Auto also distributes General Motors vehicles in Russia. Through its dealerships, Major Auto sells new and used automobiles, provides related financing, sells replacement parts and provides vehicle repair service and maintenance.

      Major Auto's President, Bruce Bendell, has approximately 25 years experience in the automobile industry. He began selling and leasing used vehicles in 1972 and has owned and managed franchised automobile dealerships since he acquired Major Auto's Chevrolet dealership in 1985. Under Mr. Bendell's leadership, Major Auto has expanded from a single-franchise dealership having approximately $10 million in revenues and 25 employees in 1985 to a five-franchise dealership group having approximately $144 million in revenues and 170 employees in 1996.

      Industry Background

      Automobile manufacturers distribute their new vehicles through franchised dealerships. According to industry data from the National Association of Automobile Dealers ("NADA data"), in 1996, total dollar sales, consisting of the sale of all new and used vehicles and service and parts, of all franchised new-car dealerships increased 8% to a record high of $491 billion. Franchised dealerships located in the New York State had an average total dollar sales of $17.2 million.

      According to NADA data, on average, new vehicle sales constitute 58.1% of a franchised dealerships' total sales. Unit sales of new vehicles rose 3% in 1996 to a total of 15.1 million units sold. At an average retail selling price of $21,750 per vehicle, new vehicle sales totaled approximately $328 billion in 1996. From 1992 to 1996 sales revenue from the sale of new vehicles increased approximately 48.4%. The annual net profit of the typical United States franchised dealer's new vehicle department is estimated to be $37,626.

      According to NADA data, on average, used vehicle sales constitute 29.5% of a franchised dealerships' total sales. In 1996 franchised new vehicle dealers sold 11.8 million retail used vehicles. At an average selling price of $11,600 per vehicle, used vehicle sales totaled in approximately $170 billion in 1996. From 1992 to 1996 sales revenue from the retail sale of used vehicles increased approximately 77.2% and the combined sales revenue from the retail and wholesale sale of used vehicles increased approximately 71.6%. The annual net profit of the typical United States franchised dealer's used vehicle department is estimated be $101,889.

      The NADA data just cited shows that for all United States dealerships, the net profit from sales of used vehicles is approximately three times the net profit from the sales of new vehicles.

      The following table sets forth information regarding vehicle sales by franchised new vehicle dealerships for the periods indicated:


         UNITED STATES FRANCHISED DEALER'S VEHICLES SALES

                                    1992      1993    1994   1995    1996
                                    ----      ----    ----   ----    ----
                                   (Units in millions; dollars in billions)
New vehicle unit sales               12.9      13.9    15.1   14.8    15.1
New vehicle sales revenue (1)      $221.0    $253.0  $290.0 $303.0  $328.0
Used vehicle unit sales -- retail     9.3       9.9    10.9   11.4    11.9
Used vehicle retail sales revenue   $77.3     $90.4  $111.0 $126.0  $137.0
Used vehicle unit sales -- wholesale  5.8       6.4     6.8    7.0     7.2
Used vehicle wholesale sales revenue$22.0     $24.0   $27.7  $30.3   $33.4


(1) Sales revenue figures were generated by multiplying the total unit sales by the average retail selling price of the vehicle for the given year.

Source:  National Association of Auto Dealers Data 1997

      In addition to revenues from the sale of new and used vehicles, automotive dealerships derive revenues from repair and warranty work, sale of replacement parts, financing and credit insurance and the sale of extended warranty coverage. According to NADA data, revenues resulting from service and parts sales increased approximately 8% in 1996 for franchised dealerships, a portion of which is accounted for by the increase in the amount of used vehicle reconditioning. Revenue from parts and services constitutes, on average, approximately 12.4% of a franchised dealerships total sales and generates an annual net profit of $158,900.

      Automotive dealerships' profits vary widely and depend in part upon the effective management of inventory, marketing, quality control and responsiveness to customers. According to NADA data, in 1996, total franchised dealership gross profits were, on average, $2.7 million with an average net profit of $323,801.

      To reduce the costs of owning a new vehicle automobile manufacturers in recent years have offered favorable short-term lease terms. This has attracted consumers to short-term leases and has resulted in consumers returning to the new vehicle market sooner than if they had purchased a new vehicle with longer-term financing. In addition, this has provided new car dealerships with a continuing source of off-lease vehicles and has also enabled dealerships' parts and service departments to provide repair service under factory warranty for the lease term.

      The automotive dealership industry has been consolidating in recent years. Until the 1960s, automotive dealerships were typically owned and operated by a single individual who controlled a single franchise. However, because of competitive and economic pressures in the 1970s and 1980s, particularly the oil embargo of 1973 and the subsequent loss of market share experienced by United States automobile manufacturers to imported vehicles, many automotive dealerships were forced to close or to sell to better-capitalized dealer groups. Continued competitive and economic pressure faced by automotive dealers and an easing of restrictions imposed by automobile manufacturers on multiple-dealer ownership have led to further consolidation. According to NADA data, the number of franchised dealerships has declined from 36,336 in 1960 to 22,700 at the beginning of 1997.

      Major Auto believes that franchised automobile dealerships will continue to consolidate because the capital required to operate dealerships continues to increase, many dealership owners are approaching retirement age and certain automobile manufacturers want to consolidate their franchised dealerships to strengthen their brand identity. For example, General Motors Corporation is implementing a strategy to reduce its franchised dealerships by 1,500 from 8,400 by the year 2000. Major Auto believes that dealership groups that have significant equity capital and experience in acquiring and running dealerships will have an opportunity to acquire additional franchised dealerships.

      Operating Strategy

      Major Auto's operating strategy is to increase customer satisfaction and loyalty and to increase operating efficiencies. Key elements of Major Auto's operating strategy are as follows:

     Use of Technology. Major Auto believes that it has achieved a competitive advantage through the use of technology including the Company's telephone technology. Major Auto was one of the first dealership groups to provide its customers with a 1-800 telephone number and price quotations via facsimile. During the past several years, Major Auto has sold approximately 25-50 vehicles per month from leads provided by electronic media, such as Bloomberg (since
1994) and the Internet (since 1995). Major Auto presently enables its customers to obtain credit approvals over the telephone via its proprietary Talkie-AutoCom, a customized application of the Company's "Talkie" telephone interactive voice response system, that operates 24 hours per day, seven days per week and in nine different languages. Major Auto is presently expanding its use of Talkie-AutoCom to permit customers to obtain answers to the most frequently asked questions, obtain price quotes, place orders, schedule and confirm service appointments, obtain directions to the dealership and request faxes of product and price information. Major Auto is also intending to expand its use of Talkie AutoCom to call its customers automatically to notify them of required maintenance, sales and promotions and to solicit customer satisfaction information. In addition, Major Auto intends to explore new ways to use technology to provide better customer service. Major Auto has developed and is in the process of beta-testing an Internet-based marketing system called MajorAuction.Com to provide electronically, visual and textual information regarding vehicles sold by Major Auto and enable customers to (i) purchase a new or used vehicle on-line, (ii) participate in a real-time auction for a specific vehicle, and (iii) arrange for the related financing. See "Computer Telephony and Telecommunications Division--Talkie."

      Leverage the Sale of International Calling Time. Major Auto will offer customers pre-paid international telephone calling time in connection with the purchase or lease of its automobiles. To accomplish this, Major Auto will utilize the Company's proprietary Talkie technology, which is able to provide users with international calling time at sharply discounted rates. Because Major Auto will purchase telephone time from the Company or one its master agents at below-market rates, the cost to Major Auto of implementing this program will be minimal compared with the savings to be realized by its customers. Major Auto's primary market, the New York metropolitan area, is home to many diverse ethnic groups who have family and friends whom they call frequently in their native countries. By offering pre-paid international telephone calling time with the purchase or lease of a vehicle, Major Auto believes that it can add value to its customers and thereby increase customer satisfaction and loyalty. See "Computer Telephony and Telecommunications Division--Talkie."

      Focus on Used Vehicle Sales. A key element of Major Auto's operating strategy is to focus on the sale of used vehicles. In 1996, approximately 20 million used cars were sold by dealers, double the number of such sales in 1980. Sales of used vehicles are generally more profitable than sales of new vehicles. The New York metropolitan area is one of the largest markets for used car sales in the United States and Major Auto sells more used cars in the New York metropolitan area than any other automobile dealership or dealership group. Major Auto strives to attract customers and enhance buyer satisfaction by offering multiple financing and leasing options and competitive warranty products on every used vehicle it sells. Major Auto believes that a well-managed used vehicle operation affords it an opportunity to (i) generate additional customer traffic from a wide variety of prospective buyers, (ii) increase new and used vehicle sales by aggressively pursuing customer trade-ins, (iii) generate incremental revenues from customers financially unable or unwilling to purchase a new vehicle and (iv) increase ancillary product sales to improve overall profitability. To maintain a broad selection of high-quality used vehicles and to meet local demand preferences, Major Auto acquires used vehicles from trade-ins and a variety of sources nationwide, including direct purchases from individuals and fleets, and manufacturers' and independent auctions. Major Auto believes that the price at which it acquires used vehicles is the most significant factor contributing to the profitability of its used vehicle operations. Major Auto believes that, because of the large volume of used vehicles that it sells each month and the over 25 years of experience in the used vehicle business of its President, Bruce Bendell, it is able to identify quality used vehicles, assess their value and purchase them for a favorable price.

      Emphasize Sales of Higher Margin Products and Services. Major Auto generates substantial incremental revenue and achieves increased profitability through the sale of certain ancillary products and services such as financing, extended service contracts and vehicle maintenance. Major Auto provides its employees with special training and compensates them, in part, with commissions based on their sales of such products and services. Major Auto believes that these ancillary products and services enhance the value of purchased or leased vehicles and increase customer satisfaction.

      Provide a Broad Range of Products and Services. Major Auto offers a broad range of products and services, including a wide range of new and used cars and light trucks, vehicle financing, replacement parts and service. At its four locations, Major Auto offers, collectively, seven makes of new vehicles, including Chevrolet, Chrysler, Plymouth, Dodge, Jeep, Eagle and Subaru. In addition, Major Auto sells a wide variety of used vehicles at a wide range of prices. Major Auto believes that offering numerous makes and models of vehicles, both new and used, appeals to a wide variety of customers, minimizes dependence on any one automobile manufacture and reduces its exposure to supply problems and product cycles.

      Operate Multiple Dealerships in Target Market. Major Auto intends to become the leading automotive dealer in its target market by operating multiple dealerships in that market. To accomplish this, Major Auto intends to acquire new franchises in its existing market and to expand its existing franchises to new markets. This enables Major Auto to achieve economies of scale in advertising, inventory management, management information systems and corporate overhead.

      Target Sales to Ethnic Groups. Because the New York metropolitan area, Major Auto's primary market, is ethnically diverse, Major Auto targets its selling efforts to a broad range of ethnic groups. In addition to offering pre-paid international telephone calling time, Major Auto employs a multi-lingual sales force and intends to expand its electronic media to accommodate multiple languages.

      Employ Professional Management Techniques. Major Auto employs professional management techniques in all aspects of its operations, including information technology, employee training, profit-based compensation and cash management. Each of Major Auto's four dealership locations, its centralized used vehicle operation, and its two service and parts operations is managed by a trained and experienced general manager who is primarily responsible for decisions relating to inventory, advertising, pricing and personnel. Major Auto compensates its general managers based, in part, on the profitability of the operations they control rather than on sales volume. Major Auto's senior management meets weekly with its general managers and utilizes computer-based management information systems to monitor each dealership's sales, profitability and inventory on a daily basis and to identify areas requiring improvement. Major Auto believes that the application of its professional management techniques provides it with a competitive advantage over other dealerships and dealership groups and enables it to increase its profitability.

      Growth Strategy

      Major Auto intends to expand its business by acquiring additional dealerships and improving their performance and profitability by implementing its operating strategy. As part of its growth strategy, Major Auto intends to focus its efforts on dealerships or dealer groups that, among other criteria, possess either the sole franchise of a major automobile manufacturer or a significant share of new vehicle sales in each targeted market and that it believes are underperforming. In evaluating potential acquisition candidates, Major Auto will also consider the dealership's or dealer group's profitability, customer base, reputation with customers, strength of management and location (e.g., along a major thoroughfare or interstate highway), and the possibility that Major Auto will be able to acquire additional franchises in that market to achieve larger market share. Major Auto believes that the most attractive acquisition candidates can be found in the New York metropolitan area, but Major Auto may consider acquisitions in other markets. Major Auto's financing of such acquisitions may involve spending cash, incurring debt or issuing equity securities, which could have a dilutive effect on the then outstanding capital stock of the Company.

      Upon completing an acquisition, Major Auto intends to implement its operating strategy, which includes selling more new and used vehicles, increasing finance revenues, enhancing employee training, lowering purchasing costs for used car inventories, supplies and outside vendor expenses. Major Auto also intends to install its management information system in acquired dealerships as soon as possible after the acquisition, which will allow Major Auto's senior management to carefully monitor each aspect of the dealership's operations and performance. Whenever possible, Major Auto intends to implement its strategies and operation procedures prior to the closing of an acquisition to enable it to accelerate the implementation of its operating strategy after closing. See "Operating Strategy."

      Major Auto believes that its management team has considerable experience in evaluating potential acquisition candidates, determining whether a particular dealership can be successfully integrated into Major Auto's existing operations and implementing its operating strategy to improve their performance and profitability following the acquisition. For example, Bruce Bendell, Major Auto's President, acquired a Nissan dealership in Oyster Bay, New York in January 1997. The Nissan dealership is not owned or operated by Major Auto, but by Mr. Bendell individually. Upon Mr. Bendell's acquisition of the Nissan dealership, it was selling 90 new and 20 used vehicles per month and was not generating any profits from such sales. Under Mr. Bendell's leadership, the dealership has expanded its sales to over 200 new and used vehicles per month. Major Auto also believes that an increasing number of acquisition opportunities will become available to it. After the consummation of the Major Auto
Acquisition, the Company and Mr. Bendell intend to engage in good faith negotiations towards the Company's acquisition of Oyster Bay Nissan. There can be no assurance that the Company and Mr. Bendell will agree on acceptable terms.

      Dealership Operations

      Major Auto owns and operates five automobile dealerships at four locations in Long Island City, New York. Major Auto conducts its parts and service business and its used vehicle business from three additional locations in Long Island City. Major Auto offers the following seven makes of new vehicles:
Chevrolet, Chrysler, Plymouth, Dodge, Jeep, Eagle and Subaru. Each location is run by a separate general manager who is responsible for overseeing all aspects of the business conducted at that location. Each of the parts and service locations has two general managers, one for parts and one for service. Each general manager meets with Major Auto's senior management, including Bruce and Harold Bendell, on a weekly basis.

      Following the acquisition of Major Auto by the Company, Bruce and Harold Bendell will continue to be responsible for senior-level management of the dealerships. The Bendell brothers and the Company expect that this prospective continuity of senior management will facilitate obtaining the manufacturers' consents to the transfer of the dealerships to the Company. The Bendell brothers' management control will be accomplished through (i) their ownership of 100 shares of the Company's 1997A-MAJOR AUTOMOTIVE GROUP Series of Preferred Stock which carries voting rights allowing them to elect a majority of the Board of Directors of Major Auto, and through (ii) a related management agreement. See "Description of Securities--Preferred Stock--1997A-MAJOR AUTOMOTIVE GROUP Series of Preferred Stock" and "Certain Relationships and Related Transactions" below. Should either of the Bendell brothers cease managing the dealerships, the management agreement provides that ownership of his 1997A-MAJOR AUTOMOTIVE GROUP Series of Preferred Stock shares and his management rights under the management agreement will be automatically transferred to the other, and should both brothers cease managing the dealerships for any reason, the shares and management rights will be automatically transferred to a successor manager designated in a successor addendum to each dealership agreement or, failing such designation, to a successor manager designated by the Company (subject to approval by the applicable manufacturers).

      New Vehicle Sales. Major Auto sells the complete product line of cars, sport utility vehicles, minivans and light trucks manufactured by Chevrolet, Chrysler, Plymouth, Dodge, Jeep, Eagle and Subaru. In 1996, Major Auto's dealerships sold 5,062 new vehicles generating total sales of approximately
$109,100,000, which constituted approximately 76% of Major Auto's total revenues. Major Auto's gross profit margin on new vehicle sales in 1996 was approximately 7.3% as compared with the industry average for 1996 of 6.4%. The relative percentages of Major Auto's new vehicle sales among makes of vehicles in 1996 was as follows:

                                                 1996 Percentage of
                Manufacturer                     New Vehicle Sales
                Chevrolet                              51%
                Chrysler, Plymouth, Jeep and Eagle     19%
                Dodge                                  25%
                Subaru                                  5%

      The following table sets forth, for the periods shown, information with respect to Major Auto's new vehicle sales:

                                NEW VEHICLE SALES
                             (dollars in thousands)
                                1994      1995      1996
                                ----      ----      ----
Unit sales................        5,185     4,375      5,062
Sales revenue.............      $96,300   $90,000   $109,000
Gross Profit..............      $ 7,200    $7,200    $ 8,000
Gross Profit Margin.......      7.5%       8.0%      7.3%

      Major Auto purchases substantially all of its new vehicle inventory directly from the respective manufacturers who allocate new vehicles to dealerships based upon the amount of vehicles sold by the dealership and the dealership's market area. As required by law, Major Auto posts the manufacturer's suggested retail price on all new vehicles, but the final sales price of a new vehicle is typically determined by negotiation between the dealership and the purchaser.

      In addition to its dealership operations, Major Auto has a distributorship agreement with General Motors Corporation ("General Motors") pursuant to which Major Auto distributes in Russia new vehicles manufactured by General Motors. Major Auto has realized revenues of approximately $300,000, $2,890,000 and $9,400,000 during its 1994, 1995 and 1996 fiscal years, respectively, from its distribution of General Motors vehicles in Russia. Major Auto's gross profits from such sales were approximately $17,000, $178,000 and $572,000, for its 1994, 1995 and 1996 fiscal years, respectively. Under its distributorship arrangement, Major Auto accepts orders from General Motors' automobile dealers in Russia for both standard and custom General Motors vehicles. Major Auto generally receives a deposit on the purchase price of the vehicle from the Russian dealer and releases the vehicle to the dealer upon full payment of the balance of the wholesale purchase price plus a percentage of the dealer's profit on the sale. Major Auto intends to expand its distributorship operation in the future to include the sale of used vehicles.

      Approximately 30% of Major Auto's unit sales of new vehicles are fleet sales, which are generally sales to commercial customers that register ten or more vehicles in a given year, and include taxi cab companies, police departments and small businesses. Major Auto believes that its fleet sales, and its service of fleet vehicles, protect it from some of the fluctuations in the retail automobile buying market, provide a source of off-fleet vehicles for its used vehicle operations and enhance its reputation and customer satisfaction. Fleet sales are generally awarded to a dealership on the basis of a blind competitive bidding process.

      Used Vehicle Sales. Major Auto offers a wide variety of makes and models of used vehicles for sale. In 1996, Major Auto sold 2,231 used vehicles generating total sales of approximately $22,840,000, which constituted approximately 16% of Major Auto's total revenues. Major Auto's gross profit margin on used vehicle sales in 1996 was approximately 14.4% as compared with the industry average for 1996 of 11%. Major Auto is the largest seller of used vehicles (based on unit sales and sales revenue) in the New York metropolitan area.

      Major Auto has consolidated its used vehicle operations for its various dealerships at a single site. Major Auto acquires the used vehicles it sells through customer trade-ins, at "closed" auctions which may be attended by only new vehicle dealers and which offer off-lease, rental and fleet vehicles, and at "open" auctions which offer repossessed vehicles and vehicles being sold by other dealers.

      Major Auto believes that the market for used vehicles is driven by the escalating purchase price of new vehicles and the increase in the quality and selection of used vehicles primarily due to an increase in the number of popular cars coming off short-term leases. The following table sets forth, for the periods shown, information with respect to Major Auto's used vehicle sales:

                               USED VEHICLE SALES
                             (dollars in thousands)
                                1994      1995      1996
                                ----      ----      ----
Unit sales................     2,050      2,145     2,231
Sales revenue.............   $12,670   $17,520    $22,840
Gross Profit..............    $2,330    $2,730     $3,300
Gross Profit Margin.......     18.4%      15.6%     14.4%

      Parts and Service. Major Auto provides parts and service primarily for the makes of new vehicles that it sells, but also services other makes of vehicles. In 1996, Major Auto's parts and service operations generated total revenues of approximately $12,150,000, which constituted approximately 8% of Major Auto's total revenues at a gross profit margin of approximately 26.9%.

      The increased use of electronics and computers in vehicles has made it difficult for independent repair shops to retain the expertise to perform major or technical repairs. In addition, because motor vehicles are increasingly more complex and there are longer warranty periods, Major Auto believes that repair work will increasingly be performed at dealerships, which have the sophisticated equipment and skilled personnel necessary to perform the repairs.

      Major Auto considers its parts and service department to be an integral part of its customer service efforts and a valuable opportunity to strengthen customer relations and deepen customer loyalty. Major Auto attempts to notify owners of vehicles purchased at its dealerships when their vehicles are due for periodic service, thereby encouraging preventative maintenance rather than post-breakdown repairs.

      Major Auto's parts and service business provides a stable, recurring revenue stream to its dealerships. In addition, Major Auto believes that, to a limited extent, these revenues are countercyclical to new vehicle sales, since vehicle owners may repair their existing vehicles rather than purchasing new vehicles. Major Auto believes that this helps mitigate the effects of a downturn in the new-vehicle sales cycle.

      Major Auto does not operate a body shop, but instead contracts with third parties for body repair work.

      The following table sets forth, for the periods shown, information with respect to Major Auto's sales of parts and services:

                           SALES OF PARTS AND SERVICES
                             (dollars in thousands)
                                1994      1995      1996
                                ----      ----      ----
Sales revenue.............     $10,990   $11,070    $12,150
Gross Profit..............      $3,400    $3,450     $3,270
Gross Profit Margin.......     30.9%      31.2%     26.9%

      Vehicle Financing. Major Auto provides a wide variety of financing and leasing alternatives for its customers. Major Auto believes that its customers' ability to obtain financing at its dealerships significantly enhances Major Auto's ability to sell new and used vehicles. Major Auto believes that its ability to provide its customers with a variety of financing options provides it with a competitive advantage over many of its competitors, particularly smaller competitors that do not have sufficient sales volumes to attract the diversity of financing sources available to Major Auto.

      In most instances, Major Auto assigns its vehicle finance contracts and leases to third parties, instead of directly financing vehicle sales or leases, which minimizes the credit risk to which Major Auto is exposed. Major Auto typically receives a finance fee or commission from the third party who provides the financing. In certain limited instances in which Major Auto determines that its credit risk is manageable, estimated by Major Auto to be approximately 5% of its vehicles sales and leases, Major Auto directly finances the purchase or lease of a vehicle. In such instances, Major Auto will bear the credit risk that the customer will default, but will have the right to repossess the vehicle upon default. Major Auto maintains relationships with a wide variety of financing sources, including commercial banks, automobile finance companies, other financial institutions and the Company's subsidiary Major Fleet. Major Fleet purchases less than 10% of Major Auto's leases, and none of Major Auto's finance contracts.

      Sales and Marketing

      Major Auto believes that marketing and advertising are significant to its operations. As is typical in its industry, Major Auto receives a subsidy for a portion of its expenses from the automobile manufacturers with whom Major Auto has franchise agreements. The automobile manufacturers also assist Major Auto to develop its own advertising by providing it with market research.

      Major Auto's marketing effort is conducted over most forms of media including television, newspaper, direct mail, billboards and the Internet. Major Auto's advertising seeks to promote its image as a reputable dealer offering quality products at affordable prices and with attractive financing options. Each of Major Auto's dealerships periodically offer price discounts or other promotions to attract additional customers. The individual dealerships' promotions are coordinated by Major Auto and, because Major Auto owns and operates several dealerships in the New York City market, it realizes cost savings through volume discounts and other media concessions.

      Major Auto's operations have been enhanced by its ability to achieve economies of scale with respect to its marketing and advertising. Nationwide, the average cost of marketing and advertising per new vehicle sold in 1996 was approximately $335. Notwithstanding that advertising costs in the New York metropolitan area are generally higher than the national average, Major Auto's cost of marketing and advertising per vehicle sold have consistently been less than the national average. These lower costs result from the fact that Major Auto (i) has favorable contracts with four major area daily newspapers, (ii) advertises in lower-cost niche markets (such as local ethnic markets, employee purchase programs, and discount buying services) and (iii) utilizes telephonic marketing and electronic marketing via services such as the Internet and Bloomberg.

      Relationships with Manufacturers

      Each of Major Auto's dealerships operates under a separate franchise or dealer agreement which governs the relationship between the dealership and the relevant manufacturer. In general, each dealer agreement specifies the location of the dealership for the sale of vehicles and for the performance of certain approved services in the specified market area. The designation of such areas, the allocation of such areas and the allocation of new vehicles among dealerships is discretionary with the relevant manufacturer. Dealer agreements do not generally provide a dealer with an exclusive franchise in the designated market area. A dealer agreement generally requires that a dealer meet specified standards regarding showrooms, the facilities and equipment for servicing vehicles, the maintenance of inventories, the maintenance of minimum net working capital, personnel training and other aspects of the dealer's business. The dealer agreement also gives the relevant manufacturer the right to approve the dealer's general manager and any material change in management or ownership of the dealership. The dealer agreement provides the relevant manufacturer with the right to terminate the dealer agreement under certain circumstances, such as (i) a change in control of the dealership without the consent of the relevant manufacturer, (ii) the impairment of the financial condition or reputation of the dealership, (iii) the death, removal or withdrawal of the dealership's general manager, (iii) the conviction of the dealership or the dealership's general manager of certain crimes, (iv) the dealer's failure to adequately operate the dealership or to maintain wholesale financing arrangements, (v) the bankruptcy or insolvency of the dealership or (vi) the dealer's or dealership's material breach of other provisions of the dealer agreement. Many of the dealership agreements require the consent of the relevant manufacturer to the dealer's acquisition of additional dealerships. In addition Major Auto's dealership agreement with General Motors, with respect to its Chevrolet dealership, gives General Motors a right of first refusal to purchase such dealership, which means that whenever Major Auto proposes to sell its Chevrolet dealership, it must first offer General Motors the opportunity to purchase that dealership.

      New York law, and many other states' laws, limit manufacturers' control over dealerships. In addition to various other restrictions imposed upon manufacturers, New York law provides that notwithstanding the terms of the dealer agreement with the relevant manufacturer, the manufacturer may not (i) except in certain limited instances, terminate or refuse to renew a dealership agreement except for due cause and with prior written notice, (ii) attempt to prevent a change in the dealer's capital structure or the means by which the dealer finances dealership operations or (iii) unreasonably withhold its consent to a dealer's transfer of its interest in the dealership or fail to give notice to the dealer detailing its reasons for not consenting.

      Major Auto has solicited the consents of the relevant manufacturers to the Major Auto Acquisition and the change of control of the respective dealerships to result therefrom. To date, Major Auto has received the consent of Subaru Distributors Corp., with respect to the Subaru dealership, and is awaiting the consents of General Motors, with respect to the Chevrolet dealership, and Chrysler Corporation, with respect to the Chrysler, Plymouth, Dodge, Jeep and Eagle dealerships. Because General Motors did not respond to Major Auto's request to transfer its Chevrolet dealership to the Company within the 60-day period required by New York law, Major Auto instituted an action in the United States District Court for the Southern District of New York to compel General Motors to consent to such transfer. The court has granted General Motors' request for additional information regarding the proposed transfer. General

Motors has indicated in its request for such information its intention to reach a prompt decision and has not indicated any intention to withhold its consent, but there can be no assurance that General Motors will not withhold its consent. Major Auto and the Company believe that they have supplied all of the requested information and are now awaiting a decision from General Motors. See "Legal Proceedings."
     Competition

      The market for new and used vehicle sales in the New York metropolitan area is one of the most competitive in the nation. In the sale of new vehicles, Major Auto competes with other new automobile dealers that operate in the New York metropolitan area. Some competing dealerships offer some of the same makes as Major Auto's dealerships and other competing dealerships offer other manufacturer's vehicles. Some competing new vehicle dealers are local, single-franchise dealerships, while others are multi-franchise dealership groups. In the sale of used vehicles, Major Auto competes with other used vehicle dealerships and with new vehicle dealerships which also sell used cars that operate in the New York metropolitan area. In addition, Major Auto competes with used car "superstores" that have inventories that are larger and more varied than Major Auto's.

      Major Auto believes that the principal competitive factors in vehicle sales are the marketing campaigns conducted by automobile manufacturers, the ability of dealerships to offer a wide selection of popular vehicles, pricing (including manufacturers' rebates and other special offers), the location of dealerships, the quality of customer service, warranties and customer preference for particular makes of vehicles. Major Auto believes that its dealerships are competitive in all of these areas.

      In addition, Major Auto, due to the size and number of automobile dealerships it owns and operates, is larger than the independent operators with which it competes. Major Auto's size has historically permitted it to attract experienced and professional sales and service personnel and has provided it the resources to compete effectively. However, as Major Auto enters other markets, it may face competitors that are larger and that have access to greater resources.

      Governmental Regulation

      Automobile dealers and manufacturers are subject to various Federal and state laws established to protect consumers, including the so-called "Lemon Laws" which require a dealer or manufacturer to replace a new vehicle or accept it for a full refund within a specified period of time, generally one year, after the initial purchase if the vehicle does not conform to the manufacturer's express warranties and the dealer or manufacturer, after a reasonable number of attempts, is unable to correct or repair the defect. Federal laws require that certain written disclosures be provided on new vehicles, including mileage and pricing information. In addition, Major Auto's financing activities are subject to certain statutes governing credit reporting and debt collection.

      The imported automobiles purchased by Major Auto are subject to United States custom duties and, in the ordinary course of its business, Major Auto may from time to time be subject to claims for duties, penalties, liquidated damages or other charges. Currently, United States customs duties are generally assessed at 2.5% of the customs value of the automobiles imported, as classified pursuant to the Harmonized Tariff Schedule of the United States.

      As with automobile dealerships generally, and parts and service operations in particular, Major Auto's business involves the use, handling and contracting for recycling or disposal of hazardous or toxic substances or wastes, including environmentally sensitive materials such as motor oil, waste motor oil and filters, transmission fluid, antifreeze, freon, waste paint and lacquer thinner, batteries, solvents, lubricants, degreasing agents, gasoline and diesel fuels. Accordingly, Major Auto is subject to Federal, state and local environmental laws governing health, environmental quality, and remediation of contamination at facilities it operates or to which it sends hazardous or toxic substances or wastes for treatment, recycling or disposal. Major Auto believes that it is in material compliance with all environmental laws and that such compliance will not have a material adverse effect on its business, financial condition or results of operations.


Item 2.  Management's Discussion And Analysis

      The following discussion of the operations, financial condition, liquidity and capital resources of the Company and of Major Auto should be read in conjunction with the Company's audited Consolidated Financial Statements and related notes thereto, and with the Major Auto's audited Combined Financial Statements and related notes thereto.

Overview

      The Company

      The  Company  is  a  holding   company  whose   primary   purpose  is  the
consolidation of the retail automotive industry and the acquisition and development of synergistic technological businesses to enhance its ability to sell automotive and related products. Through its planned acquisition of Major Auto, the Company will become one of the largest-volume retailers in New York City of new and used vehicles.

      The Company was incorporated in November, 1995. Its first full year of operations was 1996. This was a year of growth which resulted from its acquisition of several companies and from their subsequent activities.
Presently, the Company has three divisions: (i) Computer Telephony and Telecommunications; (ii) Leasing; and (iii) Plastics and Utility Products. The proposed Major Auto Acquisition will add a fourth, Automotive Sales.

      Through its Computer Telephony and Telecommunications division, the Company provides a broad range of telecommunications services. Included in its telecommunications product lines are (i) its proprietary software which enables consumers to place long-distance telephone calls at discounted rates and (ii) its variety of sophisticated interactive voice response applications. This division also developed, manufactures, markets and sells a proprietary computer software system that provides multi-lingual accounting and business management applications.

      The Company's Plastics and Utility Products division currently consists of a development-stage company which was acquired in 1996. Its proprietary products include a line of spa and bath fixtures for use in whirlpool baths, spas, tubs and swimming pools and a light-weight, structurally strong, prefabricated conduit for underground electrical cables. As this division's products are still under development, no commercial sales have as yet been made.

      The operations of the Company's Leasing division consist of providing leases and other financing. Such activities are directed primarily toward the automotive vehicle market and are to be expanded to the purchasers of the Company's telecommunications hardware products.

      Major Auto

      Major Auto is one of the largest-volume retailers in New York City of new and used vehicles. It has the following five dealerships located in Queens, New
York: (i) Chevrolet; (ii) Chrysler and Plymouth; (iii) Dodge; (iv) Jeep and Eagle; and (v) Subaru. Major Chevrolet was founded in 1957, and its President, Bruce Bendell and brother, Harold Bendell, took control in 1985. Thereafter they acquired additional dealerships and began operating Major Chevrolet and its affiliates as the Major Automotive Group.

      Major Auto offers a broad range of products and services through its dealerships. In addition to the sale of new and used cars and light trucks, Major Auto provides vehicle financing, insurance, replacement parts and service at each of its dealerships.

      Major Auto's management's philosophy is to increase customer traffic by offering new and used vehicles and a variety of complementary products at each of its locations. It believes that offering numerous vehicle brands appeals to a variety of customers, minimizes its dependence on any one manufacturer and reduces its exposure to supply problems and product cycles.

      In addition, Major Auto has historically been a technological innovator in its approach to selling cars. It has always been quick to understand and implement new technology in order to enhance its relationships with customers. Major Auto was one of the first dealerships to offer its customers a toll-free number to call and to provide price quotes by facsimile. Similarly, it has been a pioneer in using the World Wide Web to sell cars. Currently, Major Auto has been using the Company's interactive voice response system (Talkie AutoCom) to automatically allow customers to obtain and request information via the telephone. Talkie AutoCom is currently being programmed for directions, automated sales, product and order information and it will also be utilized to maintain a list of parts on back order, and to schedule and confirm maintenance appointments.

      Major Auto has focused its efforts on increasing its market share in the New York metropolitan area by: (i) generating customer loyalty by catering to their specific needs for automotive products or services and (ii) increasing vehicle sales volume by providing competitive sales prices. This has resulted in significant volume increases in 1996.

Results of Operations -- Fiscal Year Ended December 31, 1996 and
     Fiscal Year Ended December 31, 1995

      The Company

     Revenues. Inasmuch as 1996 was the first full year of operations for the Company, all revenue increases resulted from the commencement of previously planned activities and from companies acquired during that year. Revenues from operating divisions are as follows:

                Computer Telephony and Telecommunications   $ 3,175,528
                Leasing                                     $   258,947

     Included in the Computer Telephony and Telecommunications division's sales were $2,637,873 from the sale of hardware and $537,635 from the sale of software.

     Cost of sales. Cost of sales, aggregating $965,792 for the year ended December 31, 1996 includes the direct costs of materials, labor and overhead included in the Company's products sold through its Computer Telephony and Telecommunications division.

     Gross profit. The year 1996 was the first full year of operations for the Company's Computer Telephony and Telecommunications division. Gross profit for that division for the year ended December 31, 1996 aggregated $2,209,736 or 70.0% of sales. The Company anticipates that, over time, annual sales will increase and greater operating efficiencies will be achieved through experience, training and economies of scale. Management believes that as a result, gross profit for the Company's Computer Telephone and Telecommunications division will increase in terms of both dollars and percentage of sales.

     Selling, general and administrative expense. Selling, general and administrative expenses, which amounted to $1,126,901 in 1996 ($2,042 in 1995), include payroll and related expense attributable to senior management (although Mr. Bendell, Chairman, and Mr. Cohen, Chief Executive Officer, President and Treasurer of Company waived compensation from the Company in 1996), finance, systems, sales, marketing and office administration, personnel, facilities costs and general office expenses pertaining to these functions, as well as outside professional fees. The increase in such expenses between 1996 and 1995, which were $933,487 for the Computer Telephony and Telecommunications division and $191,372 for the Leasing division are attributable to the commencement of planned activities for the former and the acquisition in October 1996 of the latter.

     Interest expense. The increase in interest expense of $19,757 to $24,132 in 1996 from $4,375 in 1995 relates primarily to the debt used to finance the vehicles and equipment leased by the Company's Leasing division which was acquired in October 1996 and, to a lesser extent, to interest on debt due from the acquisition of the Company's Computer Telephony and Telecommunications division in April 1996.

     Loss on joint venture. In March 1996, the Company's Computer Telephony and Telecommunications division formed a joint venture (the "Nissko Joint Venture") named Nissko Telecom, L.P., a limited partnership. The general partner of Nissko Telecom, L.P. is one of the Company's master agents. The Company has a 45% interest in the Nissko Joint Venture, whose purpose is to market and sell the available telephone time generated by the Company's Talkie Power Web Line Machines purchased by this master agent. Because 1996 was the start-up year, the Nissko Joint Venture incurred expenses disproportionate to its revenue generation and suffered from start-up inefficiencies. This resulted in a loss to the Company of $32,410. Management of the Company expects that, with the initial costs and start-up issues behind them, the Nissko Joint Venture will become profitable for the Company.

      Major Auto

     Revenues. Combined total sales for all of the Major Auto dealerships in 1996 increased $26.0 million to $144 million or 22.0% from its 1995 sales of $118 million. Total sales include new and used car sales, sales of parts and accessories, automotive repairs and fees from finance and insurance sales.

     During 1996 Major Auto added its Subaru dealership to its combined financial statements which accounted for approximately $5.6 million or 21.5% of the total sales increase. The balance of the sales increase came from same store sales which increased by approximately $20.4 million or 17.3%. The same store sales increases for (i) Chevrolet, (ii) Dodge and (iii) Chrysler, Plymouth, Jeep and Eagle ("CPJ/E") were $10.6 million, $4.1 million and $5.8 million, respectively, representing 52%, 20% and 28%, respectively, of the total same store sales increase. Individually, the same store sales increases represented an approximate 15%, 20% and 23% increase over prior years sales for Chevrolet, Dodge and CPJ/E, respectively.

     Cost of Sales. Cost of sales includes the dealers' cost for new vehicles (on the LIFO basis) and used vehicles (on the specific identification basis). Cost of sales also includes the costs of parts and materials used in repairs, as well as the related direct labor and direct overhead costs. Major Auto's cost of sales and profitability are also affected by the allocations of new vehicles which its dealerships receive from automakers. When Major Auto does not receive allocations of new vehicles adequate to meet customer demand, it purchases additional vehicles from other dealers at a premium to the manufacturers' invoice, reducing the gross margin realized on the sales of such vehicles. In addition, Major Auto follows a disciplined approach in selling vehicles to other dealers and wholesalers when the vehicles have been in the Major Auto inventory longer than the guidelines set by Major Auto. Such sales are frequently at or below cost and, therefore, affect Major Auto's overall gross margin on vehicle sales.

     The cost of sales for all of the Major Auto dealerships, aggregating $129.4 million, increased by $24.6 million, or 24%, in 1996 over the comparable 1995 costs of $104.7 million. The combining of the Subaru dealership in 1996 accounted for $5.2 million or 21% of the increase. The balance of the increase in cost of sales, $19.4 million, came from previously combined stores. The same store cost of sales increase for Chevrolet, Dodge and CPJ/E were approximately $10.1 million, $3.8 million and $5.5 million, representing 52%, 20% and 28% of the total same store cost of sales increase, respectively. Individually, the same store cost of sales increases were 16%, 21% and 25% for Chevrolet, Dodge and CPJ/E, respectively.

     Gross profit. The resulting combined gross profit for all dealerships of $14.7 million shows an increase of approximately $1.4 million, or 10.5%, in 1996 over the comparable 1995 amount of $13.3 million. Excluding the almost $385,000 gross profit of the Subaru dealership, the combined same store gross profit increased by approximately $1.008 million. The same store gross profit increases generated by Chevrolet, Dodge and CPJ/E were approximately $502,000, $240,000 and $266,000, respectively, representing 50%, 24% and 26% of the same store total increase. Individually, the same store gross profit increases were approximately 6%, 11% and 11% for Chevrolet, Dodge and CPJ/E, respectively.

     Gross profit as a percentage of sales for the combined group in 1996 was 10.21%, which represents a decrease of 1.07% from the combined gross profit percentage of 11.28% in 1995. Excluding Subaru's gross profit, the same store gross profit percentage for 1996 was 10.34%. On an individual dealership basis, gross profits (and gross profit as a percentage of sales) for the Chevrolet, Dodge and CPJ/E dealerships were $9.03 million (10.84%), $2.49 million (10.11%) and $2.80 million (9.16%). These amounts represent increases of gross profit amounts for the individual dealerships as shown in the preceding paragraph, but decreases in gross profit percentages of .88%, .84% and 1.07% for the Chevrolet, Dodge and CPJ/E operations, respectively.

     According to the National Automobile Dealers Association, in 1996, the average dealership's gross profit as a percentage of sales was 12.9%. The lower-than-average margins shown by Major Auto in 1996 is reflective of three primary factors: (i) the costs of doing business in New York City, especially labor costs and operating expenses, are higher than most other places in the country; (ii) New York City is among the most competitive areas; and (iii) Major Auto's policy has been to lower sales prices to increase market share and to convert as many vehicle purchases to leases in order to secure future profits on renewals and used car purchases.

     Operating expenses. Operating expenses consist of all selling, general and administrative expenses incurred in operating automotive dealerships. This encompasses all executive, sales and administrative salaries and commissions as well as advertising, facilities costs and outside professional fees. The executive compensation includes incentives and discretionary bonus paid to the owners, significant portions of which were paid in lieu of S Corporation distributions to enable stockholders to meet their income tax obligations.

     Operating expenses increased by $1.7 million or 15.7% in 1996 to $12.7 million from the 1995 amount of $11.0 million. Of this increase, approximately $400,000, representing about 23% of the increase, related to the inclusion of the Subaru dealership in 1996. On a same store basis, operating expenses increased by $1.3 million in 1996 to $12.3 million or 12.0%. As a percentage of revenue, on a same store basis, operating costs declined from 9.3% to 8.6%. The decrease of operating costs as a percentage of revenue between 1995 and 1996 is reflective of management's efforts to maintain appropriate overhead levels while increasing market share by emphasizing greater sales volume at lower prices.

     Interest expense. Interest expense relates primarily to amounts paid on floor plan borrowings, i.e., the monies borrowed to finance new car inventories. Interest expense declined by almost $225,000 or 11.8% to approximately $1.68 million in 1996 from $1.90 million in 1995. This reduction is primarily attributable to management's policy of reducing inventory levels, thereby minimizing the need for financing such assets.

     Income before income taxes. The decline in income before income taxes from $517,000 in 1995 to almost $422,000 in 1996, a decrease of $95,000 or 18.5%, is attributable to Major Auto's efforts to build market share while temporarily sacrificing profit margins. Management carefully monitors profit margins as well as market factors, industry developments, general economic conditions and interest rates. It believes that it has the ability to control Major Auto's rate of growth and move profit margins to appropriate levels to adjust to changing conditions. As such, management is confident that Major Auto's margins can be restored to satisfactory levels.

     A new centralized computer system for all dealerships was installed in December 1996. This is expected to result in increased earnings before income taxes by giving all managers access to and control of inventories and documents and to eliminate duplicate labor costs.

     As Major Auto grows through acquisitions and internally, it is anticipated that economies and efficiencies of scale, the ability to order in economically advantageous quantities, and leverage with suppliers through volume purchases will result in reduced expenses. Additionally, executive compensation levels, as discussed above (see "Operating expenses"), are expected to decrease as a result of Major Auto's acquisition by the Company.

     Income taxes. Major Auto has elected to be taxed as an S Corporation under provisions of the Internal Revenue Code and New York State Franchise Tax Law. The stockholders are required to report Major Auto's taxable income or loss on their personal tax returns. Accordingly, such taxes are not reflected in Major Auto's financial statements. The taxes included in the financial statements relate to New York State and New York City. The former imposes a tax on the difference between the state corporate rates and the state's individual rates and the latter does not recognize S Corporation status.

Results of Operations -- Six-Month Period Ended June 30, 1997 and
     Six-Month Period Ended June 30, 1996

      The Company

     Revenues. Revenue for the six-month period in 1997 increased by $1,851,560 to $2,477,656. Revenue for the comparable period in 1996 was $626,096. The sources for such increase were:

                Computer Telephony and Telecommunications   $1,361,932
                Leasing                                     $  489,628

     The 1997 amounts reflect a full six months of operations for both divisions, whereas in 1996 the Telecommunications division only began operations during the second quarter and the Leasing division was not acquired until the beginning of the fourth quarter.

     Cost of sales. Cost of sales for the six months ended June 30, 1997, all of which relates to the Computer Telephony and Telecommunications division, was $426,779 compared with $249,183 in the 1996 period. This is an increase of $177,596 or 71.3% and is reflective of six full months of operations in 1997 compared with operations which commenced in the second quarter of 1996.

     Gross profit. Gross profit for the Telecommunications division in the 1997 period was $1,561,249 which represented an increase of $1,184,336 over the prior comparable period's gross profit of $376,913. Additionally, gross profit as a percentage of the related revenue increased to 78.5% in the 1997 period over the 60.2% gross profit percentage in the comparable 1996 period. Both the dollar increase and the gross profit percentage of revenues increases are reflective of the significantly larger volume of sales and the concomitant reduction of costs as a percentage of sales based on savings from economies of scale, volume discounts and efficiencies.

     Selling, general and administrative expense. Selling, general and administrative expenses increased a total of $638,005 to $1,131,708 in 1997 from $493,703 in 1996. Of this increase $273,429 relates to the Computer Telephony and Telecommunications division and $364,576 is from the Leasing division. The telecommunications increase represents a 55.4% increase to $493,703 incurred in the first half in 1996 compared with $767,132 incurred in the first half on 1997. This increase is reflective of a full level of normal activity in 1997 compared with the start-up activities in 1996. The increase in selling, general and administrative expense for the Leasing division in 1997 is the result of a full six months of activity in this division which was not acquired until the fourth quarter of 1996.

     Interest  expense.  Interest  expense was $73,724 for the six months  ended
June 30, 1997 compared with $17,350 for the comparable period in 1996. The increase of $56,374 relates primarily to the debt used to finance the vehicles and equipment leased by the Company's leasing division during the current period. There was no comparable amount in the prior period.

     Income on joint venture. Income from the Nissko Joint Venture was $52,055 for the six months ended June 30, 1997. In the comparable prior period operations of this joint venture had not yet commenced.

      Major Auto

     Revenues. Combined total sales for all of the Major Auto dealerships in the six months ended June 30, 1997 increased $1.8 million to $72.0 million or 2.6% from their comparable 1996 sales of $70.2 million.

     During the 1997 period, Major Auto included its Subaru dealership in its combined financial statements which accounted for approximately $4.0 million of the total net sales increase. The same store sales resulted in a net decrease of $2.2 million, with Chevrolet and Dodge decreasing by $2.6 million and $65,000, respectively, partially offset by an increase from CPJ/E of $562,000.

     Cost of sales. The cost of sales for all of the Major Auto dealerships, in the period ended June 30, 1997, aggregating $63.8 million, increased $1.7 million, or 2.7%, over the comparable 1996 costs of $62.1 million. The combining of the Subaru dealership in the 1997 period accounted for $3.7 million of the net increase. The same store cost of sales increase (decrease) for Chevrolet, Dodge and CPJ/E were approximately ($3.1 million), $166,000 and $868,000, respectively.

     Gross profit. The resulting combined gross profit for all dealerships of $8.2 million increased approximately $130,000, or 1.6%, in the 1997 period over the comparable 1996 amount of $8.1 million. The inclusion of the $286,000 gross profit of the Subaru dealership more than offset the same store gross profit decrease of ($156,000). The same store gross profit increases (decreases) generated by Chevrolet, Dodge and CPJ/E were approximately $495,000, ($231,000) and ($421,000), respectively.

     Gross profit as a percentage of sales for the combined group in the 1997 period was 11.44%, which represents a decrease of .11% from the combined gross profit percentage of 11.55% in the comparable 1996 period. Excluding Subaru's gross profit, the same store gross profit percentage for the six months ended June 30, 1997 was 11.69%. On an individual dealership basis, gross profits (and gross profit as a percentage of sales) for the Chevrolet, Dodge and CPJ/E dealerships were $5.15 million (12.68%), $1.53 million (12.63%) and $1.28 million (8.34%). These amounts represent increases or (decreases) of gross profit amounts for the individual dealerships as shown in the preceding paragraph and increases (decreases) in gross profit as a percentage of sales of 1.90%, (1.82%) and (3.08%) for the Chevrolet, Dodge and CPJ/E operations, respectively.

     Operating expenses. Operating expenses increased by $568,000 or 9.0% in the six months ended June 30,1997 to $6.9 million from the comparable 1996 amount of $6.3 million. Of this increase, approximately $228,000, representing approximately 40.1% of the increase, related to the inclusion of the Subaru dealership in the 1997 period. On a same store basis, operating expenses increased by a net $341,000 in the 1997 period to $6.7 million or 5.4%. As a percentage of revenue, on a same store basis, operating costs increased from 9.0% to 9.8%.

     Interest expense. Interest expense declined approximately a net $366,000 or 30.0% to approximately $855,000 for the six months ended June 30, 1997 from $1.21 million in the comparable 1996 period. On a same store basis, the decline in interest expense was approximately $389,000, or 32%, from the comparable period the prior year.

     Income before income taxes. The decrease in income before income taxes from $630,000 in the six months ended June 30, 1996 to almost $567,000 in the 1997 period, represents a net decrease of ($63,000) or (10.0%). Excluding Subaru, income before income taxes declined by ($128,000) or (20.3%) from the comparable period in the prior year.

Liquidity and Capital Resources -- December 31, 1996

      The Company

      After its initial investor financing during the first quarter of 1996, the Company's primary source of liquidity was its cash flow from operations. Net cash provided by operating activities in 1996 was $137,442 on net income of $675,967 (net of non-cash charges of $725,433), offset by changes in working capital of $1,263,958. Such changes in working capital are principally attributable to (i) increases, by the Leasing division, in net financing leases of $1,612,675 and (ii) increases, by the Computer Telephony and

Telecommunications division, in inventories, amounting to $1,173,082. These increases were offset, in part, by the increase in amounts due to affiliates of $1,184,177.

      Net cash used in  investing  activities  in 1996 was $815,962 and related,
primarily,   to  the  acquisition  of  the  Company's   Computer  Telephony  and
Telecommunications division.

      Cash  flow  generated  from  financing   activities  in  1996   aggregated
$1,213,679. The net proceeds from the issuance of common stock and the exercise of warrants accounted for $984,000 of this amount.

      The Company, through its Leasing division, has arrangements with various banks and automotive lenders to finance leased vehicles and equipment.

      The Company believes that the funds generated from operations, together with existing cash, available credit from banks and other lenders and the net proceeds of this offering will be sufficient to finance its current operations, planned expansion and internal growth for at least the next 24 months.

      Major Auto

      Major Auto's primary source of cash flow is from its operations. Cash from operating activities in 1996 was $10.6 million compared with a net usage of cash in operations of ($14.9 million) the prior year. This turnaround in cash provided by operating activities is primarily attributable to the significant reduction in inventories from the excessively high level of $31.6 million in 1995 to $25.3 million in 1996 and, to a lesser extent, to the reduction in trade receivables of approximately $3 million and the increase in customer deposits of approximately $1.1 million.

      Cash flow from investing activities in 1996 was approximately $769,000 and related primarily to the decrease in the amount of lease and rental vehicles.

      Financing activities used approximately $11.7 million in 1996. This was primarily the result of the reduction of floor plan notes by $11.4 million which is directly attributable to the decrease in inventory levels.

      Major Auto's working capital deficit as of December 31, 1996 was approximately ($2.9 million) compared with approximately ($3.8 million) at the end of 1995.

     Major Auto's significant need for funding is for the acquisition of inventory. Chrysler Credit Corp. has historically provided such funding and is expected to continue as the primary source for all of the makes and models of vehicles sold by Major Auto.

      Major Auto believes that the cash generated from operations, together with existing cash and the availability of floor planning and other credit availability from its current lenders will be sufficient to fund its expected short-term and long-term cash requirements. The shareholders of Major Auto have entered into a merger agreement providing for Major to be acquired by the Company.

Liquidity and Capital Resources -- June 30, 1997

      The Company

      The Company's primary source of liquidity for the six months ended June 30, 1997 was net cash flows of $510,973 from its financing activities. This amount was comprised of proceeds from issuance of Common Stock and deposits for exercise of warrants aggregating $695,750, offset by net long-term debt reductions of $184,777.

      Net cash provided by operating activities during this period was $932 on net income of $508,738 (net of non-cash charges of $306,992), reduced by a net decrease in working capital of $814,798. Such net decrease in working capital is primarily attributable to (i) decrease in amounts due to affiliates of $1,258,906 and (ii) increases in accounts receivable of $626,363, which were primarily attributable to the Computer Telephony and Telecommunications division as a result of increased sales by that division. Such increases were offset by decreases in inventories amounting to $941,571, which were primarily attributable to the Leasing division. These inventories consist of cars and trucks which have come off lease and are being held for sale. The decrease represents sales of such vehicles.

      Net cash used in investing activities for the six months ended June 30, 1997 was $413,663 for the purchase of property and equipment, primarily cars and trucks purchased for lease by the Leasing division.

      The foregoing activities, i.e., financing, operating and investing, resulted in a net cash increase of $98,242 for the six months ended June 30, 1997.

      Major Auto

      In the six months ended June 30, 1997, Major Auto's use of cash in its operating activities was $6.4 million compared with a net increase of cash from operations of $8.3 million for the comparable period in prior year. This turnaround in cash provided by operating activities is primarily attributable to the significant increase in inventories in the 1997 period.

      Cash flow from investing activities in the six-month 1997 period was approximately $2.5 million compared with a net usage of $1.3 million in the comparable 1996 period. This resulted primarily from the increase in lease and rental vehicles.

      Financing activities generated approximately $5.1 million in cash in the six months period ended June 30, 1997. This was primarily the result of the increase in the amounts due on floor plan notes, $5.3 million of which is directly attributable to the increase in inventory levels.

      Major Auto's working capital deficit at June 30, 1997 was approximately ($10,000) compared with a working capital deficiency of almost ($5.4 million) at June 30, 1996.

Employees

      As of September 15, 1997 the Company and its subsidiaries had 29 employees, 28 of whom are full-time employees (205 employees, 202 of whom are full-time, after giving pro forma effect to the Major Auto Acquisition). The breakdown of employees among the Company and its subsidiaries, respectively is as follows:

                Name of Entity             Number of Employees
           Fidelity Holdings, Inc......             2
           Computer Business Sciences..            16
           Computer Business Sciences (Israel)      1
           Reynard.....................             0
           Info Systems................             4
           Major Fleet.................             4
           Premo-Plast.................             2
           Major Auto..................
                Sales..................            66
                Service................            55
                Parts..................            15
                Administration.........            40

Item 3.  Description Of Property

      Neither the Company nor any of its subsidiaries owns any real estate or plants. All of the operations of the Company and its subsidiaries are conducted from locations leased from unaffiliated third parties.

      The Company leases approximately 6,800 square feet on two floors in Kew Gardens, New York. The lease for the floor that the Company currently uses for executive offices and to house the Talkie Power Web Line Machines consists of approximately 2,800 square feet and expires on March 31, 2001, but the Company has the option to extend the lease for one additional five-year term. The current annual rent under such lease is $69,448.50, but will be increased by 3.5% on a compounded and cumulative basis each lease year. If the Company elects to extend such lease, the base rent for the extension period will be the greater of the base rent on March 31, 2001 at the termination of the original lease period or the then fair market rental of the premises.

      The lease for the other floor in Kew Gardens, New York consists of approximately 4,000 square feet and is occupied pursuant to the terms of a sublease between Major Fleet, as lessee, and an unrelated third party, as lessor. The lease expires on January 14, 2000 and contains no renewal provisions. The current annual rent under such lease is $73,992. Pursuant to an informal arrangement, (i) Computer Business Sciences pays such rent on behalf of Major Fleet, (ii) a portion of the leased space is used by Computer Business Sciences for additional office space and (iii) a portion of the leased space is used by Associates to operate the customer service division of its reselling operations.

      The Company believes that its current facilities are suitable and adequate for its current needs, but expects to require additional facilities to accommodate its anticipated expansion.

      Computer Business Sciences (Israel) leases from an unrelated third party approximately 1,517 square feet of office space in Raanana, Israel. The lease expires on September 1, 1999, but Computer Business Sciences (Israel) has an option to renew the lease for an additional two-year period. The current annual rent under such lease is $22,620 and will increase by 6% on July 1, 1999.

      Info Systems leases from an unrelated third party approximately 1,415 square feet of office space in Downsview, North York, Canada. The lease expires on October 31, 1998, but Info Systems has an option to renew the lease for an additional two-year period. The current annual rent under such lease is $19,810 and is not subject to escalation.

      Major Subaru subleases from an unrelated third party approximately 2,500 square feet of office and automobile showroom space in Woodside, New York. This lease expires on January 31, 1998 and contains no renewal provisions. The current annual rent under such lease is $69,457.56. Pursuant to an informal arrangement between Major Subaru and Major Fleet, Major Fleet occupies the space and pays the rental payments. Major Auto anticipates that it will renew such lease before its expiration on generally similar terms.

      In addition, upon the consummation of the Major Auto Acquisition, the Company will have an interest in the following leases, under which Major Auto presently pays aggregate annual rental payments of $620,000:

      Major Chrysler, Plymouth, Jeep Eagle leases from an unrelated third party approximately 17,400 square feet of office and automobile showroom and storage space in Long Island City, New York. This lease expires on October 31, 2001, but Major Chrysler, Plymouth, Jeep Eagle has the option to extend the lease for one additional ten-year term.

      Major Dodge leases from Bruce Bendell and Harold Bendell approximately 12,000 square feet of office and automobile showroom space in Long Island City, New York. The lease expires on December 31, 1997 and contains no renewal provisions. Major Auto anticipates that it will renew such lease before its expiration on generally similar terms.

      Major Auto leases from an unrelated third party approximately 2,000 square feet of lot space in Astoria, New York adjacent to the main Major Dodge showroom. This lease expired on June 30, 1997 at which time the annual rent was $30,300. Major Auto is currently renegotiating such lease and remains in possession of the premises under an oral month-to-month lease.

      Major Chrysler, Plymouth, Jeep Eagle, Major Dodge and Major Subaru lease from Bendell Realty L.L.C., a company wholly owned by Bruce Bendell and Harold Bendell, approximately 40,000 square feet in Long Island City, New York which is used as a service facility. The lease expires on December 31, 1997 and contains no renewal provisions. Major Auto anticipates that it will renew such lease before its expiration on generally similar terms.

      Major Chevrolet leases from an unrelated third party two adjacent automobile dealership facilities in Long Island City, New York, comprising approximately 250,000 square feet. This lease expires on February 1, 2004, but Major Chevrolet has the option to extend the lease for up to three additional five-year terms.

Item 4.  Security Ownership Of Certain Beneficial Owners And Management

      The following tables sets forth information with respect to the beneficial ownership of each class of the Company's securities as of September 23, 1997, respectively, by (i) each director of the Company, (ii) each executive officer of the Company, (iii) all directors and executive officers of the Company as a group and (iv) each person known to the Company to own more than 5% of any class of it securities:

                            PRINCIPAL SHAREHOLDERS(1)

                                             1996-Major Series of  1997-Major Series of  Automotive Group
                                             Convertible Preferred Convertible Preferred Series of Preferred
                         Common Stock             Stock(2)           Stock                Stock
Name and Address(3)   Number       Percent      Number   Percent    Number  Percent       Number           Percent

Bruce Bendell       2,850,010(4)   42.8%     125,000(5)     50%       --       --          --      --
Doron Cohen         2,500,000(6)   39.3%     --             --        --       --          --      --
Glenn H. Bank       1,400          *         --             --        --       --          --      --
Yossi Koren         505,035(7)     7.4%      --             --        --       --          --      --
Zvi Barak           250,000(8)     3.9%      --             --        --       --          --      --
All directors and
executive
officers as a group 6,106,445(9)   85.3%     --             --        --       --          --      --
Avraham Nissanian     507,079(10)   7.4%     --             --        --       --          --
Chmuel Livian         503,508(11)   7.3%     --             --        --       --          --      --
Harold Bendell        350,000(12)   5.2%     125,000(13)    50%       --       --          --      --


*   Represents  less  than 1% of the  outstanding  shares of Common
    Stock.

(1) Based on 6,354,700 shares of Common Stock outstanding on September 23, 1997.

(2) Based on 250,000 shares of the 1996-MAJOR Series of Convertible Preferred Stock outstanding on September 23, 1997.

(3) The address for each beneficial owner is c/o Fidelity Holdings, Inc., 80-02 Kew Gardens Rd., Suite 5000, Kew
    Gardens, NY 11415.

(4) Includes (i) 10 shares of Common Stock owned by Bruce Bendell's wife and the following shares of Common Stock which Bruce Bendell has the right to acquire within 60 days: (a) 250,000 shares of Common Stock, the minimum number of shares of Common Stock into which the 125,000 shares of the 1996-MAJOR Series of Convertible Preferred Stock beneficially owned by Bruce Bendell are convertible and (b) 50,000 shares of Common Stock which Bruce Bendell has the right to acquire upon the exercise of warrants. Does not reflect a proxy giving Mr. Bendell the sole right to vote an additional 500,000 shares of Common Stock issued pursuant to the MOU for a period of two years. See "Description of Business--Computer Telephony and Telecommunications Division--Talkie--Restructuring of Nissko Arrangements." Does not reflect Mr. Cohen's agreement to give Bruce Bendell a proxy to vote 750,000 of Mr. Cohen's shares during the two-year period commencing on October 14, 1997.

(5) All of such shares of the 1996-MAJOR Series of Convertible Preferred Stock are held in an asset protection trust created under the law of Gibraltar. Bruce Bendell is the principal beneficiary of such trust.

(6) Does not reflect Mr. Cohen's agreement to give Bruce Bendell a proxy to vote 750,000 of Mr. Cohen's shares during the two-year period commencing on October 14, 1997.

(7) Includes (i) 1,350 shares of Common Stock owned by members of Mr. Koren's immediate family, (ii) 3,508 shares of Common Stock representing one-third of the 10,526 shares of Common Stock owned by Nissko Jewelry Trading, Inc., a company 33-1/3% owned by Mr. Koren, and (iii) 500,000 shares of Common Stock representing one-third of the 1.5 million shares of Common Stock that the Nissko Principals have the right to acquire within 60 days upon the exercise of the Class A Warrants. Upon execution of the MOU, a deposit that had previously been paid on behalf of Mr. Koren towards the full exercise price of the Class A Warrants was converted to a partial exercise of the Class A Warrants whereupon the Company issued 173,583 shares of Common Stock to Mr. Koren. In addition, the MOU provides that upon execution of the definitive documentation, Mr. Koren will receive (i) 257,500 shares of the

    Company's Common Stock, transfer of which will be restricted for two years as described under "Description of Business--Computer Telephony and Telecommunications Division--Talkie--Restructuring of Nissko Arrangements," and (ii) warrants to acquire up to 68,917 shares of Common Stock which will be exercisable within 60 days. Such warrants represent a portion of the unexercised balance of the Class A Warrants. See "Description of
    Business--Computer          Telephony         and         Telecommunications
    Division--Talkie--Restructuring of Nissko Arrangements."

(8) Includes  125,000  shares of Common Stock owned by Mr.  Barak's  wife.

(9) Includes (i) 126,360 shares of Common Stock owned by immediate family members of directors and executive officers as a group, (ii) 3,508 shares of Common Stock representing one-third of the 10,526 shares of Common Stock owned by Nissko Jewelry Trading, Inc., a company 33-1/3% owned by Mr. Koren, and (iii) 800,000 shares of Common Stock that the directors and executive officers as a group have the right to acquire within 60 days.

(10)Includes (i) 3,360 shares of Common Stock owned by members of Mr. Nissanian's immediate family, (ii) 3,508 shares of Common Stock representing one-third of the 10,526 shares of Common Stock owned by Nissko Jewelry Trading, Inc., a company 33-1/3% owned by Mr. Nissanian, and (iii) 500,000 shares of Common Stock representing one-third of the 1.5 million shares of Common Stock that the Nissko Principals have the right to acquire within 60 days upon the exercise of the Class A Warrants. Upon execution of the MOU, a deposit that had previously been paid on behalf of Mr. Nissanian towards the full exercise price of the Class A Warrants was converted to a partial exercise of the Class A Warrants whereupon the Company issued 173,583 shares of Common Stock to Mr. Nissanian. In addition, the MOU provides that upon execution of the definitive documentation, Mr. Nissanian will receive (i) 257,500 shares of the Company's Common Stock, transfer of which will be restricted for two years as described under "Description of
    Business--Computer          Telephony         and         Telecommunications
    Division--Talkie--Restructuring of Nissko Arrangements," and (ii) warrants to acquire up to 68,917 shares of Common Stock which will be exercisable within 60 days. Such warrants represent a portion of the unexercised balance of the Class A Warrants. See "Description of Business--Computer Telephony and Telecommunications Division--Talkie--Restructuring of Nissko Arrangements."

(11)Includes (i) 3,508 shares of Common Stock representing one-third of the 10,526 shares of Common Stock owned by Nissko Jewelry Trading, Inc., a company 33-1/3% owned by Mr. Livian, and (ii) 500,000 shares of Common Stock representing one-third of the 1.5 million shares of Common Stock that the Nissko Principals have the right to acquire within 60 days upon the exercise of the Class A Warrants. Upon execution of the MOU, a deposit that had previously been paid on behalf of Mr. Livian towards the full exercise price of the Class A Warrants was converted to a partial exercise of the Class A Warrants whereupon the Company issued 173,584 shares of Common Stock to Mr. Livian. In addition, the MOU provides that upon execution of the definitive documentation, Mr. Livian will receive (i) 257,500 shares of the Company's Common Stock, transfer of which will be restricted for two years as described under "Description of Business--Computer Telephony and Telecommunications Division--Talkie--Restructuring of Nissko Arrangements," and (ii) warrants to acquire up to 68,917 shares of Common Stock which will be exercisable within 60 days. Such warrants represent a portion of the unexercised balance of the Class A Warrants. See "Description of
    Business--Computer          Telephony         and         Telecommunications
    Division--Talkie--Restructuring of Nissko Arrangements."

(12)Includes the following shares of Common Stock which Harold Bendell has the right to acquire within 60 days: (i) 250,000 shares of Common Stock, the minimum number of shares of Common Stock into which the 125,000 shares of the 1996-MAJOR Series of Convertible Preferred Stock beneficially owned by Harold Bendell are convertible and (ii) 50,000 shares of Common Stock which Harold Bendell has the right to acquire upon the exercise of warrants.

(13)All of such shares of the 1996-MAJOR Series of Convertible Preferred Stock are held in an asset protection trust created under the law of Gibraltar. Harold Bendell is the principal beneficiary of such trust.

Item 5.  Directors, Executive Officers, Promoters And Control
Persons

      The directors and executive officers of the Company are listed on the following table. There are no other promoters or control persons:

Name                          Age       Position, Term in Office
Bruce Bendell                 43            Chairman of the Board,
                                            President, Chief
                                            Executive Officer,
                                            Treasurer and a
                                            Director
Doron Cohen                   41            Director
Glenn H. Bank                 46            Secretary
Yossi Koren                   47            Director

      The following is a brief description of the professional experience and background of the directors and executive officers of the Company:

     Bruce Bendell. Mr. Bendell has served as the Company's Chairman of the Board since its incorporation in November 1995. Mr. Bendell has served as the President and a director of Major Chevrolet and its affiliates since December 1985.

     Doron Cohen. Mr. Cohen has served as the President, Chief Executive Officer, Treasurer and a director of the Company since its incorporation in November 1995. From 1991-1995, Mr. Cohen served as President and Chief Executive Officer of Holtman Enterprises, a construction and interior design company.

     Glenn H. Bank. Mr. Bank has served as the Secretary of the Company since June 1997. Mr. Bank has been a practicing attorney since 1979. Mr. Bank is a solo practitioner with an office in New York City.

     Yossi Koren. Mr. Koren has served as a director of the Company since April 1996. Mr. Koren founded Nissko Jewelry Trading, Inc., a jewelry manufacturer based in New York City, in 1983 and has served as its Chief Executive Officer since that time.

      The following persons, although not executive officers of the Company, are regarded by management as key personnel:

     Zvi Barak. Mr. Barak has served as the Director of Research and Development of the Company's Computer Telephony and Telecommunications division since April, 1996. From 1992 to August 1996, Mr. Barak served as President of Info Systems.

      Moise Benedid. Mr. Benedid has served as the President of the Company's Canadian subsidiary Info Systems since August 1996. From November 1994 through July 1996, Mr. Benedid served as Vice President in charge of marketing and technical support for TelePower International, Inc., where he was responsible for the sale in Canada of franchises based on the "Talkie" technology. From
December 1992 to November 1994, Mr. Benedid served as President of Powerpoint Microsystems, Inc., and from August 1989 to December 1992, he served as President of Computer Junction, a Toronto-based computer retail store.

     Michael S. Lukin. Mr. Lukin has served as the President of the Company's subsidiary Computer Business Sciences (Israel) since October 1996. From January 1996 to October 1996, Mr. Lukin served as a securities broker for Weiner, Abrahms and from 1990 to January 1996 he served as a securities broker for Kern Suslow Securities.

     John Pinciaro. Mr. Pinciaro serves as Vice-President of the Company's subsidiary Premo-Plast since January 1, 1997 and will serve as the President of the subsidiary of the Company to be formed to exploit the Company's spa fixture technology. Mr. Pinciaro has served as the Chief Executive Officer of ThermoSpas, Inc., a manufacturer and distributor of spas, since it inception in 1983.

     Ronald K. Premo. Mr. Premo has served as the President of the Company's subsidiary Premo-Plast since January 1997. In 1993, Mr. Premo founded and has since operated R.K. Premo & Associates, a manufacturer's representative agency for the plastics industry. From 1987 to 1993, Mr. Premo was a Manufacturer's Representative for R.W. Mitscher, Inc.

     Paul Vesel. Mr. Vesel has served as the Executive Vice President for Sales & Marketing of the Company's subsidiary Computer Business Sciences since November 1996. From May 1995 to November 1996, Mr. Vesel was employed by MTC Netsource, a telecommunications company, where he was responsible for product development and from 1993 to 1995, he served as Director of European Sales and Marketing for ATC Distributing. From November to 1993, Mr. Vesel was a Managing Partner of Focus International, an international trade and marketing consulting company.

Item 6.  Executive Compensation

Summary Compensation Table

      The following table sets forth information for each of the Company's fiscal years ended December 31, 1996 and 1995 concerning compensation of (i) all individuals serving as the Company's Chief Executive Officer during the fiscal year ended December 31, 1996 and (ii) each other executive officer of the Company whose total annual salary and bonus equaled or exceeded $100,000 in the fiscal year ended December 31, 1996:

                                         Annual Compensation
                                                                     All Other
Name and Principal Position    Year Salary($) Bonus($) Other($) Compensation($)

Doron Cohen                    1996 200,000(1) -0-       -0-        -0-
   President, Chief
   Executive Officer and       1995    -0-     -0-       -0-        -0-
   Treasurer (since
   November 7, 1995)
Bruce Bendell                  1996 158,640(2) -0-       -0-      162,500(3)
   Chairman (since
   November 7, 1995)           1995     -0-    -0-       -0-        -0-
Zvi Barak                      1996  105,000   -0-     23,000(4)    -0-
   Director of Research
   and Development             1995     -0-    -0-       -0-        -0-
   (since April 18, 1996)

     (1) Mr. Cohen waived his salary from the Company for the fiscal year ended December 31, 1996. This salary will not accrue. Mr. Cohen was paid a salary in 1996 of $50,000 from Computer Business Sciences.

     (2) Mr. Bendell waived his consultant's fee from the Company for the fiscal year ended December 31, 1996. This fee will not accrue. Mr. Bendell received $8,640 as a management fee from Major Fleet for management services performed during the fourth quarter of 1996

     (3) Represents warrants to acquire 50,000 shares of Common Stock issued to Mr. Bendell on October 2, 1996 as a signing bonus under a management agreement with the Company to manage the operations of Major Fleet. These warrants are valued based upon the difference between the exercise price of $1.25 per share and the closing bid price on the Nasdaq-OTC Electronic Bulletin Board of $4.50 per share on the date of issuance.

     (4) Includes $5,000 for life and disability insurance premiums and $18,000 annual automobile allowance.

Option Grants Table

      The following table sets forth information concerning individual grants of stock options made during the fiscal year ended December 31, 1996 to each of the executive officer of the Company named in the Summary Compensation Table above:

                                   Percent of Total
            Number of Securities   Options Granted
             Underlying Options    to Employees   Exercise Price
Name             Granted (#)       in Fiscal Year Per Share      Expiration Date
----             -----------       -----------   --------------  --------------
Doron Cohen         -0-            0%             N/A            N/A

Bruce Bendell    50,000(1)         100%          $1.25           (2)

Zvi Barak           -0-           0%              N/A            N/A


(1) Represents warrants to acquire 50,000 shares of Common Stock issued to Mr. Bendell on October 2, 1996 as a signing bonus under a management agreement with the Company to manage the operations of Major Fleet.

(2) 6 months after the effective date of a registration statement registering the shares of common stock underlying the warrant.

Aggregated Option Exercises and Fiscal Year-End Option Value Table

      The following table sets forth information concerning each exercise of stock options during the fiscal year ended December 31, 1996 by each of the executive officers named in the Summary Compensation Table above and the value of unexercised options held by such persons as of December 31, 1996:



               Shares
               Acquired on
Name           Exercise (#)   Value Realized    Exercisable Unexercisable  Exercisable    Unexercisable

Doron Cohen    N/A            N/A                 N/A            N/A            N/A            N/A
Bruce Bendell  -0-            -0-                 50,000         -0-         162,500(1)        N/A
Zvi Barak      N/A            N/A                 N/A            N/A            N/A            N/A


(1) Calculated based on the excess of the closing bid price of the Common Stock on the Nasdaq-OTC Electronic Bulletin Board on December 31, 1996 over the exercise price per share of Common Stock.

Compensation of Directors

      Directors of the Company are not compensated for their services. The Company reimburses directors for their expenses of attending meetings of the Board of Directors.

      As of November 7, 1995, the Company's date of incorporation, the Company entered into a Consulting Agreement with Bruce Bendell, its Chairman, pursuant to which he serves as a business, management and financial consultant to the Company for a period ending on December 31, 1998, subject to successive one-year extensions at the option of the Company. Mr. Bendell receives an annual consulting fee as determined by the Company's Board of Directors from time to time, but not less than $150,000. The consulting fee is subject to a yearly cost-of-living adjustment and may also be retroactively increased based upon the Company's profits per outstanding share of Common Stock for the applicable year. The available percentage increase in consulting fee as a result of profits ranges from 5% for break-even results to 150% for profits exceeding $1.00 per share. Mr. Bendell is also entitled to a bonus in such amounts and at such times as determined by the Company's Board of Directors. In addition, the agreement provides that Mr. Bendell is entitled to various fringe benefits and is entitled to participate in any incentive, stock option, deferred compensation or pension plans established by the Company's Board of Directors. Mr. Bendell has agreed not to disclose confidential information relating to the Company and has agreed not to compete with, or solicit employees or customers of, the Company during specified periods following the breach or termination of his agreement to serve as a consultant to the Company.

Employment Contracts and Termination of
Employment, and Change in Control Arrangements

      Doron Cohen. As of November 7, 1995, the Company's date of incorporation, the Company entered into an Employment Agreement with Doron Cohen, pursuant to which he serves as the Company's President, Chief Executive Officer and Treasurer for a period ending on December 31, 1998, subject to successive one-year extensions at the option of the Company. Mr. Cohen receives an annual base salary as determined by the Company's Board of Directors from time to time, but not less than $150,000. The annual salary is subject to a yearly cost-of-living adjustment and may also be retroactively increased based upon the Company's profits per outstanding share of Common Stock for the applicable year. The available percentage increase in salary as a result of profits ranges from 5% for break-even results to 150% for profits exceeding $1.00 per share. Mr. Cohen is also entitled to a bonus in such amounts and at such times as determined by the Company's Board of Directors. In addition, the agreement provides that Mr. Cohen is entitled to various fringe benefits under the agreement and is entitled to participate in any incentive, stock option, deferred compensation or pension plans established by the Company's Board of Directors. Mr. Cohen has agreed not to disclose confidential information relating to the Company and has agreed not to compete with, or solicit employees or customers of, the Company during specified periods following discontinuance of his employment for any reason other than a termination for cause.

      Zvi Barak. As of April 18, 1996, the Company entered into an Employment Agreement with Zvi Barak, pursuant to which he serves as the Company's Director of Research & Development for a period ending on April 30, 2001, subject to a one-year extension at the option of the Company. Mr. Barak receives an annual base salary as determined by the Company's Board of Directors from time to time, but not less than $150,000. The annual salary is subject to a yearly cost-of-living adjustment and may also be retroactively increased based upon the

Company's profits per outstanding share of Common Stock for the applicable year. The available percentage increase in salary as a result of profits ranges from 5% for break-even results to 150% for profits exceeding $1.00 per share. Mr. Barak is also entitled to a bonus in such amounts and at such times as determined by the Company's Board of Directors and to an annual royalty incentive in an amount equal to 2% of gross revenues received from sales of new products developed under his direction. In addition, the agreement provides that Mr. Barak is entitled to various fringe benefits under the agreement, including an annual allowance of $5,000 for disability insurance and $18,000 for the purchase or lease of an automobile, and is entitled to participate in any incentive, stock option, deferred compensation or pension plans established by the Company's Board of Directors. Pursuant to the agreement, the Company agreed to establish a research and development facility in Israel and, in the event that Mr. Barak elects to establish residence outside of Israel, the Company has agreed to establish another research and development facility in the location where Mr. Barak establishes his residence. The Company spent approximately $25,000 to open the research and development facility in Israel and spends approximately $27,600 per month to operate such facility. Mr. Barak is obligated to pay the expenses of relocating himself to Israel and to any subsequent residence. Mr. Barak has agreed not to disclose confidential information relating to the Company's business and has agreed not to compete with, or solicit employees or customers of, the Company during specified periods if he resigns, is terminated for cause or if his employment agreement expires without being renewed.

Indemnification  of Directors and Officers

      Under the Nevada General Corporation Law, as amended, a director, officer, employee or agent of a Nevada corporation may be entitled to indemnification by the corporation under certain circumstances against expenses, judgments, fines and amounts paid in settlement of claims brought against them by a third person or by or in right of the corporation.

      The Company is obligated under its Articles of Incorporation to indemnify any of its present or former directors who served at the Company's request as a director, officer or member of another organization against expenses, judgments, fines and amounts paid in settlement of claims brought against them by a third person or by or in right of the corporation if such director acted in good faith or in a manner such director reasonably believed to be in, or not opposed to, the best interests of the Company and, with respect to any criminal action or proceeding, if such director had no reason to believe his or her conduct was unlawful. However with respect to any action by or in the right of the Company, the Articles of Incorporation prohibit indemnification in respect of any claim, issue or matter as to which such director is adjudged liable for negligence or misconduct in the performance is his or her duties to the Company, unless otherwise ordered by the relevant court. The Company's Articles of Incorporation also permit it to indemnify other persons except against gross negligence or willful misconduct.

      The Company is obligated under its bylaws to indemnify its directors, officers and other persons who have acted as representatives of the Company at its request to the fullest extent permitted by applicable law as in effect from time to time, except for costs, expenses or payments in relation to any matter as to which such officer, director or representative is finally adjudged derelict in the performance of his or her duties, unless the Company has received an opinion from independent counsel that such person was not so derelict.

      In addition, pursuant to indemnification agreements that the Company has entered into with each of its directors, the Company is obligated to indemnify its directors to the fullest extent permitted by applicable corporate law and its Articles of Incorporation. The indemnification agreements also provide that, upon the request of a director and provided that director undertakes to repay amounts that turn out not to be reimbursable, that director is entitled to reimbursement of litigation expenses in advance of the final disposition of the legal proceeding.

      The Company's indemnification obligations are broad enough to permit indemnification with respect to liabilities arising under the Securities Act. Insofar as the Company may otherwise be permitted to indemnify its directors, officers and controlling persons against liabilities arising under the Securities Act or otherwise, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

      The Nevada General Corporation Law, as amended, also permits a corporation to limit the personal liability of its officers and directors for monetary damages resulting from a breach of their fiduciary duty to the corporation and its stockholders. The Company's Articles of Incorporation limit director liability to the maximum extent permitted by The Nevada General Corporation Law, which presently permits limitation of director liability except (i) for a director's acts or omissions that involve intentional misconduct, fraud or a knowing violation of law and (ii) for a director's willful or grossly negligent violation of a Nevada statutory provision that imposes personal liability on directors for improper distributions to stockholders. As a result of the inclusion in the Company's Articles of Incorporation of this provision, the Company's stockholders may be unable to recover monetary damages against directors as a result of their breach of their fiduciary duty to the Company and its stockholders. This provision does not, however, affect the availability of equitable remedies, such as injunctions or rescission based upon a breach of fiduciary duty by a director.

      The Company does not maintain any liability insurance for the benefit of its officers or directors and has no present plans to obtain such insurance.

Item 7.  Certain Relationships And Related Transactions

      See "Executive Compensation--Employment Contracts and Termination of Employment, and Change in Control Arrangements" for a description of (i) the Employment Agreement between the Company and Doron Cohen, its President, Chief Executive Officer and Treasurer and one of its directors, and (ii) the Employment Agreement between the Company and Zvi Barak, its Director of Research and Development.

      See "Executive Compensation--Compensation of Directors" for a description of the Consulting Agreement between the Company and Bruce Bendell, its Chairman.

      See "Executive Compensation--Indemnification of Directors and Officers" for a description of indemnification agreements between the Company and each of its directors.

      In October 1996, the Company acquired from Bruce Bendell, the Company's Chairman, and his brother Harold Bendell all of the issued and outstanding stock of Major Fleet. In exchange for their shares of the common stock of Major Fleet, each of the Bendells received (i) 125,000 shares of the Company's 1996-MAJOR Series of Convertible Preferred Stock and (ii) as a result of Major Fleet's financial performance prior to the closing of the exchange, 50,000 shares of the Company's Common Stock. See "Description of Securities--Preferred Stock."

      In connection with the Company's acquisition of Major Fleet, the Bendells and the Company entered into a management agreement pursuant to which the Bendells have the exclusive right and obligation to manage the motor vehicle leasing activities of Major Fleet. The management agreement is for a term ending on December 31, 2001. In connection with the management agreement, the Company issued to each of the Bendells warrants to purchase 50,000 shares of the Company's Common Stock for $1.25 per share. The management agreement also provides that the Bendells will receive a management fee annually in an amount equal to the balance remaining after deducting from the annual gross revenues of the motor vehicle leasing activities of Major Fleet the following: (i) Major Fleet's costs of financing and operating its vehicle leasing activities, (ii) a corporate management fee in an amount equal to 15% of Major Fleet's net income to cover overhead costs of the Company allocable to Major Fleet and (iii) income derived from the leases to which Major Fleet was a party on the date of closing of the Company's acquisition of Major Fleet.

      Following the planned acquisition of Major Auto by the Company, Bruce and Harold Bendell will continue to be responsible for senior-level management of the dealerships. The Bendell brothers and the Company expect that this continuity of senior management will facilitate obtaining the manufacturers' consents to the transfer of the dealerships to the Company. The Bendell brothers' management control will be accomplished through (i) their ownership of 100 shares of the Company's 1997A-MAJOR AUTOMOTIVE GROUP Series of Preferred Stock which carries voting rights allowing them to elect a majority of the Board of Directors of Major Auto, and through (ii) a related management agreement, discussed immediately below. See "Description of Securities--Preferred Stock--1997A-MAJOR AUTOMOTIVE GROUP Series of Preferred Stock" below.

      To further facilitate obtaining the required manufacturers' consents, the Bendells and the Company have entered into a management agreement pursuant to which the Bendells will have the exclusive right and obligation to manage the automobile dealerships acquired by the Company in connection with the Major Auto Acquisition and any additional automobile dealerships that the Company may acquire in the future. The management agreement is for a term ending on December 31, 2002 and may not be earlier terminated unilaterally by the Company. If the Company continues to own automobile dealerships at the end of the term, the management agreement may be unilaterally extended by the Bendell brothers in order to maintain the level of management control that will avoid the need to seek further manufacturer consents. Should either of the Bendell brothers cease managing the dealerships, the management agreement provides that ownership of his 1997A-MAJOR AUTOMOTIVE GROUP Series of Preferred Stock shares and his management rights under the management agreement will be automatically transferred to the other, and should both brothers cease managing the dealerships for any reason, the shares and management rights will be automatically transferred to a successor manager designated in a successor addendum to each dealership agreement or, failing such designation, to a successor manager designated by the Company (subject to approval by the applicable manufacturers). As noted in the prior paragraph, Bruce and Harold Bendell will retain the right to elect a majority of the directors of Major Auto (and possibly other affiliates in the future) in order to facilitate obtaining the required manufacturers' consents. Should the Boards of Directors of Major Auto and the Company disagree as to a particular course of action, Major Auto would nonetheless be able to take the action in question, except that the management agreement prohibits certain actions without the prior approval by the Company's Board of Directors. Those actions are (i) disposing of any of the Major Auto dealerships, (ii) acquiring new dealerships, and (iii) the Company incurring liability for Major Auto indebtedness.

      As compensation for their performance under the management agreement, the management agreement provides that the Bendells are entitled to receive initially the same compensation that they theretofore received from the dealerships to be acquired as part of the Major Auto Acquisition. As compensation from such dealerships in 1996, Bruce Bendell received a salary of $104,000 and a bonus of $300,000, and Harold Bendell received a salary of $104,000 and a bonus of $180,000. Such compensation will be increased in a manner to be negotiated upon expansion of the operations of those dealerships or the Company's acquisition of new dealerships. The compensation that Bruce Bendell is entitled to receive under the management agreement is in addition to any other compensation that he is entitled to receive as Chairman of the Company. In connection with the execution of the Management Agreement in March

1997, the Company is required to issue to the Bendells 100 shares of the 1997A-MAJOR AUTOMOTIVE GROUP Series of Preferred Stock.

      See "Planned Acquisition" for a description of the proposed Major Auto Acquisition.

      In April 1996, the Company acquired from Zvi Barak, then a director of the Company, and Sarah Barak, his wife, all of the issued and outstanding stock of Info SysteMs. Mr. Barak resigned his directorship on July 7, 1997. Pursuant to the agreement between the Company and the Baraks, the Company acquired all of the issued and outstanding shares of common stock of Info SysteMs. In exchange, the agreement provides that the Baraks will receive $750,000, $300,000 of which consists of twenty monthly installment payments of $15,000 from the Company to the Baraks. The monthly installment payments commenced in September 1996 and are scheduled to continue through June 1998. In order to secure such installment payments, the Company has granted a security interest to the Baraks in the stock of Info Systems and the other assets owned by Info SysteMs. To date, the Company has withheld $85,000 of such installment payments as collateral for the Baraks' obligation to make certain indemnification payments to the Company. The Company has agreed to pay the Baraks the $85,000 by July 1998. In addition to monetary compensation, each of the Baraks were issued 125,000 shares of the Company's Common Stock, which vest (i) in the case of Sarah Barak, 25,000 shares on December 31, 1997, 50,000 shares on each of December 31, 1998 and 1999 and (ii) in the case of Zvi Barak, 25,000 shares per year on the last day of February commencing on February 28, 1997 and continuing through February 28, 2002.

     In March 1996, the Company's subsidiary Computer Business Sciences formed a joint venture with Nissko Telecom, L.P., of which Yossi Koren, a director of the Company is a limited partner. Mr. Koren is also a shareholder in Nissko Telecom, Ltd. Nissko Telecom, Ltd. is the general partner of Nissko Telecom, L.P. and also one of the Company's master agents. The joint venture arrangement and the master agent arrangement are described above under "Description of Business -- Computer Telephony and Telecommunications Division -- Talkie -- Arrangements with Nissko."

      The Company has entered into a Memorandum of Understanding (the "MOU") with the Agent, the Nissko Principals, and with the remaining limited partner of Nissko, Robert L. Rimberg. The MOU looks toward restructuring the Nissko arrangements as described above under "Description of Business--Computer Telephony and Telecommunications Division--Talkie--Restructuring of Nissko Arrangements."

      The Company has made a loan to its President and Chief Executive Officer, Doron Cohen, in the principal amount of $140,000, bearing interest at 5.77% per annum, uncompounded. The loan is evidenced by a promissory note dated December 31, 1996. The promissory note provides that the full principal amount of, and all accrued interest on, the loan is due and payable in a single installment on December 31, 1998.

      Nissko Telecom Associates, the joint venture between Computer Business Sciences and Nissko Telecom, L.P., of which Yossi Koren, one of the Company's directors is a limited partner, occupies space free of charge at the Company's principal office in Kew Gardens, New York, pursuant to an informal arrangement.

      Bruce Bendell, and Major Chevrolet, Major Dodge and Major Chrysler Plymouth Jeep Eagle, all of which are wholly-owned by Bruce Bendell and/or his brother Harold Bendell, have guaranteed the obligations of Major Fleet under a $5,000,000 line of credit with Marine Midland Bank. In addition, Bruce Bendell and Major Fleet have guaranteed the obligations of Major Auto's subsidiaries under certain of their agreements with various financial institutions pursuant to which such subsidiaries sell their vehicle finance contracts and leases. Major Fleet has pledged its assets to such financial institutions to secure its guarantee. In addition, such subsidiaries have cross-guaranteed and cross-collateralized their respective agreements with such financial institutions.
    See  "Description  of   Business--Automotive   Sales   Division--Dealership
Operations--Vehicle Financing" and "--Leasing Division" for a description of certain transactions between Major Auto and Major Fleet.

      Major Subaru subleases from an unrelated third party approximately 2,500 square feet of office and automobile showroom space in Woodside, New York. This lease expires on January 31, 1998 and contains no renewal provisions. The current annual rent under such lease is $69,457.56. Pursuant to an informal arrangement between Major Subaru and Major Fleet, Major Fleet occupies the space and pays the rental payments.

      Major Dodge leases from Bruce Bendell and Harold Bendell approximately 12,000 square feet of office and automobile showroom space in Long Island City, New York. The lease expires on December 31, 1997 and contains no renewal provisions. The current annual rent under such lease is $108,000.

      Major Chrysler, Plymouth, Jeep Eagle, Major Dodge and Major Subaru lease from Bendell Realty L.L.C., a company wholly owned by Bruce Bendell and Harold Bendell, approximately 40,000 square feet in Long Island City, New York which is used as a service facility. The lease expires on December 31, 1997 and contains no renewal provisions. The current annual rent under such lease is $120,000.

      Major Fleet is a guarantor of a mortgage held by Chrysler Realty on the property owned by Bendell Realty L.L.C., located in Long Island City which Major Auto operates as a service center for Major Dodge, Major Subaru, and Major Chrysler, Plymouth, Jeep Eagle. As of June 30, 1997 the outstanding mortgage balance was $861.265.51.

     The promoters of the Company are Bruce Bendell and Doron Cohen. In addition to the other transactions with Mr. Bendell and Mr. Cohen described or referred to above under the heading "Certain Relationships and Related Transactions," each of Mr. Bendell and Mr. Cohen received 2,500,000 shares of the Company's Common Stock upon its incorporation in exchange for $25,000 or $.01 per share.

Item 8.  Description Of Securities

General

      The authorized capital stock of the Company consists of 50,000,000 shares of Common Stock, par value $.01 per share ("Common Stock"), and 2,000,000 shares of Preferred Stock, par value $.01 per share ("Preferred Stock"). As of September 23, 1997, 6,354,700 shares of Common Stock and 250,000 shares of Preferred Stock were outstanding.

Common Stock

      Holders of Common Stock are entitled to one vote per share on each matter submitted to the stockholders. Holders of Common Stock do not have cumulative voting rights, which means that the holders of a majority of the Company's Common Stock and voting Preferred Stock are able to elect all of the Company's directors. Holders of Common Stock share equally in dividends and distributions that may be declared by the Company's Board of Directors out of funds legally available for that purpose after dividends and distributions have been paid in full to the holders of any series of Preferred Stock that the Company's Board of Directors has determined shall have a preference in the payment of dividends and distributions. Upon liquidation or dissolution of the Company, holders of Common Stock will share equally in the assets of the Company remaining after the payment of the Company's debts and liabilities and of the liquidation preference of, and accrued dividends on, any series of Preferred Stock. The Common Stock is not convertible or redeemable and holders of Common Stock do not have subscription rights or preemptive rights. The shares of Common Stock currently outstanding are, and the shares to be issued in connection with this offering will be, duly authorized, validly issued, fully paid and non-assessable.

Preferred Stock

      The Company is authorized to issue up to 2,000,000 shares of Preferred Stock in one or more series. The Company's Board of Directors is authorized to designate one or more series of Preferred Stock and to determine the number of shares, price, preferences, rights and limitations of each series of Preferred Stock, without any action by the Company's stockholders. The issuance of Preferred Stock or the issuance of rights to acquire Preferred Stock, may have the effect of delaying or preventing a change in control of the Company or an unsolicited takeover bid.

      1996-MAJOR Series of Convertible Preferred Stock

      The Company's Board of Directors has designated 250,000 shares of Preferred Stock as the 1996-MAJOR Series of Convertible Preferred Stock (the "1996-Major Series"). All shares of the 1996-Major Series were issued equally to Bruce Bendell (the Chairman of the Company's Board of Directors) and his brother Harold Bendell in connection with the Company's acquisition from them of the common stock of Major Fleet.

      Commencing December 31, 1996, each share of the 1996-Major Series became convertible into that number of shares of Common Stock having a value of $10.00. For purposes of conversion, each share of Common Stock is valued at the lesser of (a) $5.00 and (b) if available, the average of the bid and ask closing prices for the twenty consecutive trading days ending on the day prior to conversion. Therefore, each share of the 1996-Major Series will be convertible into at least two shares of Common Stock. Accrued and unpaid dividends on the 1996-Major Series may at the holder's option be used to purchase shares of Common Stock valued the same way as in the case of conversion.

      Shares of the 1996-Major Series have voting rights. Holders of shares of the 1996-Major Series vote with the holders of Common Stock, rather than as a separate class, and are entitled to two votes per share on each matter submitted to the stockholders.

      Holders of shares of the 1996-Major Series share in dividends and distributions that may be declared by the Company's Board of Directors with respect to the Common Stock out of funds legally available for that purpose, except that each share of the 1996-Major Series is entitled to twice the dividend or distribution that is paid to the holders of Common Stock.

      Upon liquidation or dissolution of the Company, holders of shares of the 1996-Major Series will receive $10.00 per share plus accrued and unpaid dividends out of the assets of the Company remaining after the payment of (i) the Company's debts and liabilities and (ii) the liquidation preference of, and accrued and unpaid dividends on, any other series of Preferred Stock to which the Company's Board of Directors assigns a higher preference than the 1996-Major Series. In the event that such remaining assets are insufficient to pay the full liquidation value of the 1996-Major Series, the 1997-Major Series (described below) and the 1997A-Major Series (described below), the available assets will be allocated among the holders of such series pro rata in accordance with their respective liquidation values. The liquidation preference on all series of the Company's Preferred Stock must be paid in full before the holders of Common Stock are entitled to any distribution.

      Since July 1, 1997, the holders of shares of the 1996-Major Series have had the right to require the Company to redeem their shares for a redemption price of $10.00. The Company has the unrestricted right beginning January 1, 2002 to redeem all or part of the shares of the 1996-Major Series for a redemption price of $15.87 per share, plus accrued and unpaid dividends.

     Holders of the shares of the 1996-Major Series have unlimited piggyback registration rights with respect to the shares of Common Stock into which such shares are convertible. These rights allow the holders to include their shares of Common Stock in any registration of the Company's securities in a registration statement under the Securities Act, subject to specified limitations.

      Holders of shares of the 1996-Major Series do not have subscription rights or preemptive rights. The shares of the 1996-Major Series are duly authorized, validly issued, fully paid and non-assessable.

      1997-MAJOR Series of Convertible Preferred Stock

      The Company's Board of Directors has designated 900,000 shares of Preferred Stock as the 1997-MAJOR Series of Convertible Preferred Stock (the "1997-Major Series"). None of the shares of the 1997-Major Series have been issued, but all of such shares will be issued to Bruce Bendell (the Chairman of the Company's Board of Directors) upon the consummation of the Major Auto Acquisition.

      The 900,000 shares of the 1997-Major Series are convertible into the Company's Common Stock. The number of shares of Common Stock into which the 1997-Major Series is convertible will be based upon the market value of the Common Stock on the date of issuance (the "1997-Major Issue Date") of the 1997-Major Series. If the market value of 1,800,000 shares of Common Stock on the 1997-Major Issue Date is at least $6,000,000, then the 900,000 shares of the 1997-Major Series will be convertible into 1,800,000 shares of Common Stock. If the market value of 1,800,000 shares of Common Stock on the 1997-Major Issue Date is less than $6,000,000, then the 900,000 shares of the 1997-Major Series will be convertible into that number of shares of Common Stock that have a market value on the 1997-Major Issue Date of $6,000,000. The market value per share of the Common Stock on the 1997-Major Issue Date will be the mean between the closing bid and ask prices for the Common Stock over the 20 trading days immediately prior to the 1997-Major Issue Date.

      Shares of the 1997-Major Series have voting rights. Holders of shares of the 1997-Major Series vote with the holders of Common Stock, rather than as a separate class, and are entitled to two votes per share on each matter submitted to the stockholders.

      Holders of shares of the 1997-Major Series share in dividends and distributions that may be declared by the Company's Board of Directors with respect to the Common Stock out of funds legally available for that purpose, except that each share of the 1997-Major Series is entitled to twice the dividend or distribution that is paid to the holders of Common Stock.

      Upon liquidation or dissolution of the Company, holders of shares of the 1997-Major Series will receive $4.00 per share plus accrued and unpaid dividends out of the assets of the Company remaining after the payment of (i) the Company's debts and liabilities and (ii) the liquidation preference of, and accrued and unpaid dividends on, any other series of Preferred Stock to which the Company's Board of Directors assigns a higher preference than the 1997-Major Series. In the event that such remaining assets are insufficient to pay the full liquidation value of the 1996-Major Series, the 1997-Major Series and the 1997A-Major Series (described below), the available assets will be allocated among the holders of such series pro rata in accordance with their respective liquidation values. The liquidation preference on all series of the Company's Preferred Stock must be paid in full before the holders of Common Stock are entitled to any distribution.

      The shares of the 1997-Major Series are not redeemable.

      Holders of the shares of the 1997-Major Series will have unlimited piggyback registration rights with respect to the shares of Common Stock into which such shares are convertible. These rights allow the holders to include their shares of Common Stock in any registration of the Company's securities in a registration statement under the Securities Act, subject to specified limitations.

      Holders of shares of the 1997-Major Series do not have subscription rights or preemptive rights. The shares of the 1997-Major Series are duly authorized, validly issued, fully paid and non-assessable.

      1997 A-MAJOR AUTOMOTIVE GROUP Series of Preferred
      Stock

      The Company's Board of Directors has designated 100 shares of Preferred Stock as the 1997A-MAJOR AUTOMOTIVE GROUP Series of Preferred Stock (the "1997A-Major Series"). None of the shares of the 1997A-Major Series have been issued, but 50 of such shares will be issued to each of Bruce Bendell (the Chairman of the Company's Board of Directors) and his brother Harold Bendell upon the consummation of the Major Auto Acquisition.

      Shares of the 1997A-Major Series will have limited voting rights. Holders of shares of the 1997A-Major Series will vote as a separate class to elect a majority of the Board of Directors of Major Auto and any other subsidiaries and affiliates of the Company that are engaged in the operation of motor vehicle dealerships. Holders of the shares of the 1997A-Major Series will have no other voting rights. The reason for these special rights is to facilitate obtaining the manufacturers' consents to the transfer to the Company of the several automobile dealerships contemplated by the Major Auto acquisition. For the same reason, the ownership of the 1997A-Major Series shares is automatically transferred to Bruce or Harold Bendell should the other cease managing the dealerships for any reason, and to a successor manager should both cease doing so.

      Holders of shares of the 1997A-Major Series will not be entitled to share in any dividends or distributions that may be declared by the Company's Board of Directors.

      Upon liquidation or dissolution of the Company, holders of shares of the 1997A-Major Series will receive $1.00 per share out of the assets of the Company remaining after the payment of (i) the Company's debts and liabilities and (ii) the liquidation preference of, and accrued and unpaid dividends on, any other series of Preferred Stock to which the Company's Board of Directors assigns a higher preference than the 1997A-Major Series. In the event that such remaining assets are insufficient to pay the full liquidation value of the 1996-Major Series, the 1997-Major Series and the 1997A-Major Series, the available assets will be allocated among the holders of such series pro rata in accordance with their respective liquidation values. The liquidation preference on all series of the Company's Preferred Stock must be paid in full before the holders of Common Stock are entitled to any distribution.

      The Company will have the right to redeem the shares of the 1997A-Major Series under any of the following circumstances:

           (i) It disposes of its Automotive Sales division and has no further motor vehicle operations subject to the control of the holders of shares of the 1997A-Major Series.

           (ii) The management agreement between the Company and Bruce and Harold Bendell, relating to their management of the Company's motor vehicle dealerships, reaches its scheduled expiration on December 31, 2002 and the Bendell brothers do not decide to renew it, or it is earlier terminated by mutual agreement of the parties.

           (iii) The Company issues another series or class of security to effect control over the Company's motor vehicle operations and the redemption of the 1997A-Major Series is approved by the automobile manufacturers with whom the Company has franchise agreements at the time of such redemption.

      Holders of shares of the 1997A-Major Series do not have subscription rights or preemptive rights and are not convertible into any other securities. When issued, the shares of the 1997A-Major Series will be duly authorized, validly issued, fully paid and non-assessable.

Warrants

      The Company has issued warrants to purchase an aggregate of 1,760,000 shares of Common Stock as follows:

      In connection with the agreement of the Agent to purchase Talkie Power Web Line Machines, on March 26, 1996, the Company issued to the Nissko Principals, including Yossi Koren, who subsequently became a director of the Company, (a)
Class A Warrants, exercisable through the date that is 60 days after the effectiveness of any public offering of the Company's securities (including this offering), to acquire 750,000 shares of Common Stock at an exercise price of $1.25 per share and (b) Class B Warrants, exercisable through March 19, 1998, to acquire 750,000 shares of Common Stock at an exercise price of $1.25 per share. Certificates evidencing the Class A Warrants and the Class B Warrants have not yet been issued.

      In connection with the acquisition by the Company from Bruce Bendell and Harold Bendell of all of the shares of Major Fleet, on October 2, 1996, the Company issued to each of Bruce Bendell and Harold Bendell warrants to acquire up to 250,000 shares of Common Stock at an exercise price of $1.25 per share. Harold Bendell's warrants are sometimes referred to herein as the "Selling Shareholders' Warrants." Such warrants are exercisable during the period from January 1, 1997 until the date six months after the effectiveness of the registration statement of which this Prospectus is a part.

      In connection with the acquisition by the Company from Progressive Polymerics International, Inc. of certain patents and other rights relating to the armored conduit system, on October 15, 1996, the Company issued to Progressive Polymerics International, Inc. warrants, exercisable through October 31, 1997, to acquire 160,000 shares of Common Stock at an exercise price of $3.125 per share. In connection with the acquisition, the Company also issued to Progressive Polymerics International, Inc. 160,000 shares of Common Stock, 80,000 shares of which the Company has an option to repurchase at any time during the exercise period of the warrants. The Company also has the right to extend by one year the repurchase period for such 80,000 shares of Common Stock. In the event that the Company exercises its right to extend the repurchase period for such shares, the exercise period for the warrants will be automatically extended by one year.

      All of the foregoing warrants have been issued pursuant to warrant agreements that contain anti-dilutive provisions providing for adjustment of the exercise price and the number and type of securities issuable upon exercise of the warrants should any one or more of certain specified events occur.

Anti-Takeover Provisions

      The Company's by-laws provide that directors may not be removed without cause, which limits the ability of stockholders to effect a change in control of the Company.

      Sections 78.378 through 78.3793 of the Nevada General Corporation Law may affect attempts to acquire control of the Company. In general under those sections, an entity that acquires "control shares" of an "issuing corporation" may vote the control shares only if approved by the holders of a majority of the voting power of the issuing corporation, excluding (i) the acquirer of the control shares, (ii) officers of the issuing corporation and (iii) those directors of the issuing corporation who are also employees of the issuing corporation. An issuing corporation is a corporation that is organized in Nevada, does business in Nevada, directly or through a subsidiary, and has at least 200 stockholders, at least 100 of whom are Nevada residents. As of September 23, 1997, fewer than 100 of the Company's stockholders were Nevada residents. Control shares are shares that when added to shares already owned by an entity, would give that entity voting power in the election of directors of any of three thresholds: one-fifth, one-third and a majority. The effect of these sections is to condition the acquisition of voting control of a corporation on the approval of a majority of the pre-existing disinterested stockholders. An issuing corporation may exclude itself from the coverage of these sections by inserting a provision to that effect in its articles of incorporation or by-laws on or before the tenth day after the relevant acquisition is made.

      Sections 78.411 through 78.444 of the Nevada General Corporation Law may also affect attempts to acquire control of the Company. In general those sections restrict "business combinations" (defined to include, among other transactions, mergers, disposition of assets or shares and recapitalizations) between a Nevada corporation having at least 200 stockholders and an "interested stockholder" (defined as a stockholder who is the beneficial owner of 10% or more of the voting power of the covered corporation's outstanding securities). If occurring within three years from when a stockholder becomes an interested stockholder, a business combination between that corporation and that interested stockholder may be consummated only if either the business combination or the purchase of shares that caused that stockholder to become an interested stockholder has been approved by the Board of Directors of that corporation prior to the date of such purchase. If occurring more than three years after that stockholder becomes an interested stockholder, a business combination between that corporation and that interested stockholder may be consummated only if certain statutory requirements concerning the compensation to be received by that corporation's stockholders are satisfied or if the business combination is made in accordance with that corporation's articles of incorporation and either
(i) the business combination or the purchase of shares that caused that stockholder to become an interested stockholder has been approved by that corporation's Board of Directors prior to the date of such purchase or (ii) the business combination has been approved by the vote of holders of stock representing a majority of the voting power not beneficially owned by the interested stockholder at a meeting called for that purpose not earlier than three years after the date of the purchase of shares that caused that stockholder to become an interested stockholder. A corporation may elect in its original articles of incorporation not to be subject to these sections or the stockholders representing a majority of the voting power not beneficially owned by the interested stockholder may adopt an amendment to the corporation's articles of incorporation to make that election, but the amendment will take effect 18 months after the stockholder vote and will not apply to any combination with an interested stockholder who was such on the effective date of the amendment.

      The issuance to Bruce Bendell of the 1997-MAJOR Series of Convertible Preferred Stock in connection with the Major Auto Acquisition would be a "business combination" as defined under the Nevada Business Corporation Law, but would not, however, be prohibited because the Company's Board of Directors approved in advance the issuance to Mr. Bendell in November 1995 of the 2,500,000 share of Common Stock that caused him to become an "interested stockholder."

Registration Rights

      See "Preferred Stock--1996-MAJOR Series of Convertible Preferred Stock" and "1997-MAJOR Series of Convertible Preferred Stock" for a description of certain piggyback registration rights.

      In consideration for certain consulting services, the Company has issued to Ronald Shapss 50,000 shares of Common Stock and options, exercisable until May, 2002, to acquire 50,000 shares of Common Stock for $4.50 per share. All of such issued shares and all of the shares underlying such options have unlimited piggyback registration rights. Mr. Shapss has waived such piggyback registration rights in connection with this offering.

Transfer Agent and Registrar

      The transfer agent and registrar for the Common Stock is Olde Monmouth Stock Transfer Co., Inc., situated at 77 Memorial Highway, Suite 101, Atlantic Highlands, New Jersey 08401.


                                    PART II.

Item 1. Market For Price of Common and Divididends on the Registrant's Stockholder Matters

Market Information

      On April 2, 1996, the Company's Common Stock was approved for trading on the Nasdaq-OTC Electronic Bulletin Board. From the time of the listing through September 30, 1997, the high bid price was $6.375 and the low bid price was $3.50; quarter-end high and low bids were (as reported by Nasdaq Trading & Market Services) which quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not reflect actual transactions:

               Quarter Ended       High Bid   Low Bid
                September 30, 1997  $4.375     $3.50
                June 30, 1997       $5.50      $4.00
                March 31, 1997      $6.375     $3.625
                December 31, 1996   $4.875     $3.75
                September 30, 1996  $4.75      $3.50
                June 30, 1996       $5.00      $4.00

Shareholders

      As of September 23, 1997, there were 355 holders of record of the Company's Common Stock.

Dividends

      The Company has never declared dividends on any class of its securities and has no present intention to declare any dividends on any class of its securities in the future.


Options, Warrants and Securities Convertible into
Common Stock

      As of September 23, 1997, the Company had outstanding warrants to purchase an aggregate of 1,760,000 shares of Common Stock. See "Description of Securities--Warrants." As of September 23, 1997, the Company had outstanding options to acquire 50,000 shares of Common Stock. See "Description of Securities--Registration Rights." The Company has issued 250,000 shares of the 1996-MAJOR Series of Convertible Preferred Stock, which are convertible into at least 500,000 shares of Common Stock and, in connection with the consummation of the Major Auto Acquisition, will issue 900,000 shares of the 1997-MAJOR Series of Convertible Preferred Stock, which will be convertible into at least 1,800,000 shares of Common Stock. See "Description of Securities--Preferred Stock."

Shares Eligible for Future Sale

      Immediately following this offering, there will be an aggregate of 7,804,700 shares of Common Stock outstanding (7,977,200 shares if the Underwriter's over-allotment option is exercised in full). A minimum of (i) an additional 2,050,000 shares of Common Stock will be issuable in the event of the conversion of the unconverted balance of the Company's 1996-MAJOR Series of Convertible Preferred Stock and 1997-MAJOR Series of Convertible Preferred Stock and (ii) 1,760,000 shares of Common Stock will be issuable upon the exercise of the Company's outstanding options and warrants. Of these shares, the 1,450,000 shares of Common Stock (1,622,500 if the Underwriter's over-allotment option is exercised in full) will be freely tradable without restriction or further registration under the Securities Act, unless such shares are held by an "affiliate" of the Company, as that term is defined in Rule 144 under the Securities Act ("Affiliate"). The remaining 6,354,700 shares were or will be sold by the Company in reliance on exemptions from the registration requirements of the Securities Act and are "restricted" securities within the meaning of Rule 144 under the Securities Act (the "Restricted Shares").

      The Company and its officers and directors have agreed not to sell, offer to sell, issue, distribute or otherwise dispose of any of their Restricted Shares for a period of one year from the date of this Prospectus (subject to certain limited exceptions) without the prior written consent of the Underwriter. Following such one-year period, such Restricted Shares will be eligible for sale in the public market, subject to the conditions and restrictions of Rule 144 and other applicable laws.

      In general, under Rule 144 as currently in effect, any person (or persons whose shares are aggregated), including an Affiliate, who has beneficially owned shares for at least a one-year period (as computed under Rule 144) is entitled to sell within any three-month period a number of shares that does not exceed the greater of (i) 1% of the then outstanding shares of Common Stock and (ii) the average weekly trading volume in the Company's Common Stock during the four calendar weeks immediately preceding the date on which the notice of sale is filed with the Commission. Sales under Rule 144 are also subject to certain provisions relating to the manner and notice of sale and the availability of current public information about the Company. A person (or persons whose shares are aggregated) who is not deemed an Affiliate of the Company at any time during the 90 days immediately preceding a sale, and who has beneficially owned shares for at least a two-year period (as computed under Rule 144), would be entitled to sell such shares under Rule 144(k) without regard to the volume, manner of sale, notice and public information restrictions of Rule 144 described above.

Item 2.  Legal Proceedings

      On  November  22,  1996,  the Company  and its  wholly-owned  subsidiaries
Computer Business Sciences and Info Systems filed an action in the New York Supreme Court, Queens County against Michael Marom ("Marom") and M.M. Telecom, Corp. ("MMT"). The Company and its subsidiaries are seeking damages of $5,000,000 for breach of contract, libel, slander, disparagement, violation of copyright laws, fraud and misrepresentation. The Company and its subsidiaries allege in their complaint that Marom and MMT have violated the terms of a License and Exclusivity Agreement pursuant to which MMT guaranteed the purchase of a certain amount of Talkie-Globe Software products and was granted an exclusive license to advertise the Talkie-Globe product, to train customers and to provide technical support. On February 4, 1997, the defendants filed a counterclaim against the Company and its subsidiaries seeking damages of $50,000,000 for breach of contract and violation of the Lanham Act. The defendants allege in their counterclaim that Computer Business Sciences misappropriated and altered software developed by Marom in order to prevent competition with the Company's Talkie-Globe. Both parties to the litigation have filed responses to the counterclaiMs. The litigation is proceeding and the parties are currently in the process of discovery.

      On May 7, 1997, the Company and its wholly-owned subsidiary Computer Business Sciences filed an action in the New York Supreme Court, New York County, against Network America, Inc. ("Network"). The Company and its
subsidiary are seeking damages of $1,000,000 for breach of contract, misrepresentation, fraud and tortious interference with the Company's business and operations. The Company and its subsidiary allege in their complaint that the information and representations provided to the Company by Network, on the basis of which the Company entered into a Letter of Intent to acquire Network, were intentionally fraudulent and misleading. On August 18, 1997, Network filed an answer which denied the allegations and a counterclaim seeking damages of $2,000,000 for the Company's alleged misappropriation of proprietary information and violation of a Non-Competition Agreement entered into by the parties to the litigation. The litigation is proceeding and the parties are currently in the process of discovery.

      On August 21, 1997, Major Chevrolet filed an action in the United States District Court for the Southern District of New York against General Motors. The lawsuit seeks an order compelling General Motors to consent to the proposed transfer of the Major Chevrolet dealership to the Company. It was commenced because General Motors did not respond to Major Auto's request to transfer its Chevrolet dealership to the Company within the 60-day period required by New
York law. The court has granted General Motors' request for additional information regarding the proposed transfer. General Motors has indicated in its request for such information its intention to reach a prompt decision and has not indicated any intention to withhold its consent, but there can be no assurance that General Motors will not withhold its consent. Major Auto and the Company believe that they have supplied all of the requested information and are now awaiting a decision from General Motors.

Item 3.  Changes In And Disagreements With Accountants On
       Accounting And Financial Disclosure

      The Company's auditor for the fiscal year ended December 31, 1995 was Nemiroff, Cosmas & Co., CPA's ("Nemiroff"). The Company's auditor for the fiscal year ended December 31, 1996 was Peter C. Cosmas Co., CPA's ("Cosmas"). In
December 1996, Peter C. Cosmas, previously a principal in Nemiroff, left Nemiroff and opened a separate practice. The Company has elected to retain Cosmas as its auditor in lieu of Nemiroff. The auditor's reports on the Company's financial statements for the past two fiscal years of the Company did not contain any adverse opinion, or disclaimer of opinion, and was not modified as to uncertainty, audit scope or accounting principles. The decision to change auditors was not recommended or approved by the Company's Board of Directors or any committee thereof, as no disagreement was involved. There have been no disagreements with respect to accounting and financial disclosure.

Item 4.   Indemnification of Directors and Officers.

     Under Section 78.751 of the Nevada General Corporation Law, as amended, a director, officer, employee or agent of a Nevada corporation may be entitled to indemnification by the corporation under certain circumstances against expenses, judgments, fines and amounts paid in settlement of claims brought against them by a third person or by or in right of the corporation.


     The Company is obligated under its Articles of Incorporation to indemnify any of its present or former directors who served at the Company's request as a director, officer or member of another organization against expenses, judgments, fines and amounts paid in settlement of claims brought against them by a third person or by or in right of the corporation if such director acted in good faith or in a manner such director reasonably believed to be in, or not opposed to, the best interests of the Company and, with respect to any criminal action or proceeding, if such director had no reason to believe his or her conduct was unlawful. However with respect to any action by or in the right of the Company, the Articles of Incorporation prohibit indemnification in respect of any claim, issue or matter as to which such director is adjudged liable for negligence or misconduct in the performance of his or her duties to the Company, unless otherwise ordered by the relevant court. The Company's Articles of Incorporation also permit it to indemnify other persons except against gross negligence or willful misconduct.

     The Company is obligated under its by-laws to indemnify its directors, officer and other persons who have acted as a representatives of the Company at its request to the fullest extent permitted by applicable law as in effect from time to time, except for costs, expenses or payments in relation to any matter as to which such officer, director or representative is finally adjudged derelict in the performance of his or her duties, unless the Company has received an opinion from independent counsel that such person was not so derelict.

     In addition, pursuant to indemnification agreements that the Company has entered into with each of its directors, the Company has agreed to indemnify its directors to the fullest extent permitted by applicable corporate law and its Articles of Incorporation. The indemnification agreements also provide that, upon the request of a director and provided that director undertakes to repay amounts that turn out not to be reimbursable, that director is entitled to reimbursement of litigation expenses in advance of the final disposition of the legal proceeding.

     The Nevada General Corporation Law, as amended, also permits a corporation to limit the personal liability of its officers and directors for monetary damages resulting from a breach of their fiduciary duty to the corporation and its stockholders. The Company's Articles of Incorporation limit director liability to the maximum extent permitted by The Nevada General Corporation Law, which presently permits limitation of director liability except (i) for a director's acts or omissions that involve intentional misconduct, fraud or a knowing violation of law and (ii) for a director's willful or grossly negligent violation of a Nevada statutory provision that imposes personal liability on directors for improper distributions to stockholders. As a result of the inclusion in the Company's Articles of Incorporation of this provision, the Company's stockholders may be unable to recover monetary damages against directors as a result of their breach of their fiduciary duty to the Company and its stockholders. This provision does not, however, affect the availability of equitable remedies, such as injunctions or rescission based upon a breach of fiduciary duty by a director.

     The Company anticipates entering into an underwriting agreement with SouthWall Corp. in connection with a public offering of securities pursuant to a registration statement filed with the Commission on Form SB-2. It is anticipated that such agreement will include the Company's obligation to indemnify against certain civil liabilities, including certain liabilities under the Securities Act.

     The Company does not maintain any liability insurance for the benefit of its officers or directors and has no present plans to obtain such insurance.

Item 5.   Recent Sales of Unregistered Securities.

     The following securities of the Company were sold by the Company during the past three years without being registered under the Securities Act:

     1. On November 7, 1995, upon its formation, the Company sold to each of Bruce Bendell and Doron Cohen 2,500,000 shares of Common Stock at their par value of $.01 per share. The aggregate gross proceeds to the Company from such sales were $50,000. Such Common Stock was issued and sold in reliance upon the exemption from registration contained in Section 4(2) of the Securities Act.

     2. In February 1996, the Company completed the placement of 20,000 Units to 70 investors, at a price of $5.00 per Unit. Each Unit consisted of 2 shares of Common Stock and 23 Common Stock Purchase Warrants. Each such warrant entitled the holder thereof to purchase one share of Common Stock for $1.95. The gross proceeds to the Company from such sales were $100,000. The warrants were immediately exercisable and remained exercisable until June 30, 1996. The warrants were transferable separately from the Common Stock. The Units were issued and sold in reliance upon the exemption from registration contained in Rule 504 of Regulation D under the Securities Act.

     3. During 1996, the Company sold 460,000 shares of Common Stock upon the exercise of 460,000 Common Stock Purchase Warrants (exercisable at $1.95 per Common Stock Purchase Warrant). The gross proceeds to the Company from such sales were $897,000. Such Common Stock was issued and sold in reliance upon the exemption from registration contained in Rule 504 of Regulation D under the Securities Act.

     4. In March 1996, in connection with the agreement by Nissko Telecom, Ltd. to purchase certain equipment manufactured by the Company, the Company issued to three of the principals of Nissko Telecom, Ltd. an aggregate of 750,000 Class A Warrants and 750,000 Class B Warrants. The Class A Warrants were immediately exercisable and remain exercisable until 60 days after the effectiveness of this registration statement. The Class B Warrants were immediately exercisable and remain exercisable until March 19, 1998. Each Class A Warrant and each Class B Warrant entitles the holder to purchase one share of Common Stock at an initial exercise price of $1.25 per share, subject to adjustment. Such warrants were issued in reliance upon the exemption from registration contained in Section 4(2) of the Securities Act.

     5. In April 1996, in connection with the acquisition by the Company from Zvi Barak and Sarah Barak of all of the issued and outstanding stock of Info Systems, and an employment agreement between the Company and Zvi Barak, the Company issued to each of Sarah Barak and Zvi Barak 125,000 shares of Common Stock, which vest (i) in the case of Sarah Barak, 25,000 shares on December 31, 1997 and 50,000 shares on each of December 31, 1998 and 1999 and (ii) in the case of Zvi Barak, 25,000 shares per year on the last day of February commencing on February 28, 1997 and continuing through February 28, 2002. Such Common Stock was issued in reliance upon the exemption from registration contained in Section 4(2) of the Securities Act and Regulation S under the Securities Act.

     6. In October 1996, in connection with the acquisition (the "Major Fleet Acquisition") by the Company from Bruce Bendell and Harold Bendell of all of the issued and outstanding stock of Major Fleet & Leasing Corp., the Company issued to the Bendells an aggregate of 250,000 shares of the 1996-MAJOR Series of Convertible Preferred Stock. Each share of the 1996-MAJOR Series of Convertible Preferred Stock is convertible into Common Stock having a value of $10.00 commencing December 31, 1996. For purposes of conversion, each share of Common Stock is valued at the lesser of (a) $5.00 and (b) if available, the average of the bid and ask closing prices for the twenty consecutive trading days ending on the day prior to conversion. The holders of shares of the 1996-MAJOR Series of Convertible Preferred Stock have the right to require the Company to repurchase such shares for $10.00 per share commencing July 1, 1997 and the Company has the right to redeem such shares for $15.87 per share commencing January 1, 2002. The 1996-MAJOR Series of Convertible Preferred Stock was issued in reliance upon the exemption from registration contained in Section 4(2) of the Securities Act.

     7. In November 1996, as required by the acquisition agreement between the Company, Bruce Bendell and Harold Bendell relating to the Major Fleet Acquisition, the Company issued to the Bendells an aggregate of 100,000 shares of Common Stock as a result of Major Fleet having attained a threshold level of financial performance. Such Common Stock was issued in reliance upon the exemption from registration contained in Section 4(2) of the Securities Act.

     8. In October 1996, pursuant to a management agreement entered into between the Company, Bruce Bendell and Harold Bendell in connection with the Major Fleet Acquisition, the Company and the Bendells issued to the Bendells warrants to acquire 100,000 shares of the Company's Common Stock for $1.25 per share. The warrants became exercisable on January 1, 1997 and remain exercisable until six months after the effectiveness of this registration statement. Each warrant entitles the holder to purchase one share of Common Stock at an initial exercise price of $1.25 per share, subject to adjustment. Such warrants were issued in reliance upon the exemption from registration contained in Section 4(2) of the Securities Act.

     9. In October 1996, the Company issued to Progressive Polymerics, Inc. 80,000 Units pursuant to an amendment to a patent purchase agreement between the Company and Progressive Polymerics, Inc. Each Unit consists of 2 shares of Common Stock and 2 warrants. The warrants were immediately exercisable and remain exercisable until October 31, 1998. Each warrant entitles the holder to purchase one share of Common Stock at an initial exercise price of $3.125, subject to adjustment. The Company has the option to repurchase 80,000 shares of such Common Stock for $2.50 per share at any time during the exercise period of the warrants. The Company also has the right to extend by one year the repurchase period for such 80,000 shares of Common Stock. In the event that the Company exercises the latter right, the exercise period for the warrants will be automatically extended by one year.

     The amendment to the Company's agreement with Progressive Polymerics, Inc. was entered into in settlement of legal proceedings resulting from a dispute between the parties arising out of the patent purchase agreement. The amendment provided that the original $500,000 cash purchase price to paid by the Company for the armored conduit patents would be replaced by the issuance of 80,000 Units and $100,000 cash. Such Common Stock and warrants were issued in reliance upon the exemption from registration contained in Section 4(2) of the Securities Act.

     10. In October 1996, upon the completion of performance of certain investment banking services rendered to the Company pursuant to an oral agreement made by the Company in January 1996 with Richard R. Rozzi, the Company issued 100,000 shares of Common Stock to Mr. Rozzi at their par value of $.01 per share. The gross proceeds to the Company from such sales were $1,000. Such Common Stock was issued and sold in reliance upon the exemption from registration contained in Section 4(2) of the Securities Act.

     11. In October 1996, upon the completion of performance of certain marketing services rendered to the Company pursuant to an oral agreement made by the Company in January 1996 with Rebecca Frommer, the Company issued 100,000 shares of Common Stock to Ms. Frommer at their par value of $.01 per share. The gross proceeds to the Company from such sales were $1,000. Such Common Stock was issued and sold in reliance upon the exemption from registration contained in
Section 4(2) of the Securities Act.

     12. In November 1996, in consideration for 1180513 (Ontario) Limited, the then employer of Moise Benedid, to permit Mr. Benedid to become the President of Info Systems, the Company issued to 1180513 (Ontario) Limited 20,000 shares of Common Stock, 10,000 of which vested on July 31, 1997 and 10,000 of which vest on July 31, 1998. Such Common Stock was issued in reliance upon the exemption from registration contained in Section 4(2) of the Securities Act and Regulation S under the Securities Act.

     13. In November 1996, in connection with an Employment Agreement between the Company's wholly-owned subsidiary Computer Business Sciences, Inc. and Shlomo Nessim, the Company issued to Mr. Nessim 15,000 shares of Common Stock. Such Common Stock was issued in reliance upon the exemption from registration contained in Section 4(2) of the Securities Act. The shares issued to Mr. Nessim were returned to the treasury of the Company upon the Company's termination of the Employment Agreement.

     14. In November 1996, in connection with an Employment Agreement between Computer Business Sciences and Paul Vesel, the Company issued to Mr. Vesel 30,000 shares of Common Stock, 20,000 of which shares will vest upon the completion of his first year of employment in November 1997 and 10,000 of which shares will vest upon the completion of his second year of employment in November 1998. Such Common Stock was issued in reliance upon the exemption from registration contained in Section 4(2) of the Securities Act.

     15. In December 1996, the Company issued at no cost to various employees in recognition of their services in 1996 4,200 shares of Common Stock under a newly adopted Employees Performance Recognition Plan. All such shares vest on January 1, 1998, subject to the continued employment of the respective employee, or upon the earlier retirement, death or permanent disability of such employee. Such Common Stock was issued in reliance upon the exemption from registration contained in Section 4(2) of the Securities Act.

     16. In January 1997, in connection with an informal consulting agreement between the Company and Ronald Premo, the Company issued to Mr. Premo, 7,500 shares of Common Stock. Such Common Stock was issued in reliance upon the exemption from registration contained in Section 4(2) of the Securities Act. In March 1997, in connection with an Employment Agreement between the Company and Ronald Premo, the Company issued to Mr. Premo, 30,000 shares of Common Stock, 10,000 of which shares will vest upon the completion of each of his first three years of employment with the Company. Such Common Stock was issued in reliance upon the exemption from registration contained in Section 4(2) of the Securities Act.

     17. In February 1997, in connection with the agreement of Ronald Shapss to perform certain consulting services for the Company, the Company issued to Mr. Shapss 50,000 shares of Common Stock for an aggregate purchase price of $500. Such Common Stock was issued in reliance upon the exemption from registration contained in Section 4(2) of the Securities Act.

     Effective May 1997, pursuant to such agreement, the Company granted to Mr. Shapss at no cost options to acquire up to 50,000 shares of Common Stock at an exercise price of $4.50 per share, the fair market value of the Common Stock on February 18, 1997, the date of such agreement. Such options are exercisable for five years from the date of grant. Such options were issued in reliance upon the exemption from registration contained in Section 4(2) of the Securities Act.

                              INDEX TO FINANCIALS

 Report of Doane Raymond                                    F-1

 Financial Statements of 786710 Ontario Limited             F-2

 Report of Marcus and Kliegman LLP                          F-13

 Financial Statements of Major Fleet and                    F-14
    Leasing Corp.

 Report of Peter C. Cosmas Co.                              F-26

 Financial Statements of Fidelity Holdings Inc.             F-27
    and Subsidiaries

 Pro Forma Combining Financial Statements                   F-41
    of Fidelity Holdings Inc. and its
    subsiidiaries

 Report of BDO Seidman, LLP                                 F-47

 Major Chevrolet and Affiliates Combined Financial          F-48
 Statements for the Years Ended December 31, 1996 and 1995 and the Six-Month Period Ended
 June 30, 1997 and 1996 (Unaudited)

Chartered Accountants
Canadian Member Firm of
Grant Thornton International
DOANE RAYMOND


AUDITOR'S REPORT
To the Directors of
786710 Ontario Limited

We have audited the balance sheet of 786710 Ontario Limited as at December 31, 1996 and the statements of operations and retained earnings and cash flow for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall finacial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at December 31, 1996 and the results of its operations and changes in its financial position for the year then ended in accordance with accounting principles generally accepted in the United States.




                                                   Doane Raymond
                                                   Chartered Accountants

Markham, Canada
January 22, 1997

Suite 400
7030 Woodbine Avenue
Markham
Ontario
L3R 6G2
Tel: (905) 475-1100
Fax: (905) 475-8906


                                     -F-1-

Chartered Accountants
Canadian Member Firm of
Grant Thornton International

DOANE RAYMOND




                           786710 Ontario Limited

                        (Operating as Info Systems)

                            Financial Statements

                      (Expressed in Canadian Dollars)

                             December 31, 1996






                                     -F-2-

786710 Ontario Limited
(Operating as Info Systems)
Statements of Operations and Retained Earnings
(Expressed in Canadian Dollars)
-------------------------------------------------------------------
                                                 Five Months
                                            Year Ended   Ended
                                            December 31, December 31,
                                              1996         1995
Revenue
   Computer software and programming        $  520,503   $248,193
   Computer equipment                          677,986    186,365
   Other                                        20,227      5,447
                                              ---------  --------
                                             1,218,716    440,005
                                              ---------  --------

Cost of sales
      Computer equipment                       478,238   153,719
      Computer staff wages and benefits        221,193    96,197
      Computer software and programming          6,585     3,171
      Software consulting                       21,286     1,461
                                               --------- -------
                                               727,302   254,548
                                               --------- -------

Gross profit                                   491,414   185,457
                                               --------- -------

Expenses
      Automotive                                11,283     4,453
      Bad debts                                    694       266
      Bank charges and interest                  1,441     1,767
      Depreciation                               4,495     1,474
      Management salaries                        14,805   40,869
      Management fees                           219,035  183,333
      Office and general                         41,785    4,251
      Professional fees                          44,734   19,097
      Promotion and trade shows                  79,091   22,048
      Rent                                       19,694    9,762
      Research and development
      (net of investment tax credits)             9,554    5,789
      Shipping and handling                      14,504    4,016
                                               --------- -------
                                                461,115  297,125
                                               --------- -------

                                      -F-3-

Earnings (loss) before income taxes              30,299 (111,668)
                                               --------- -------

Income taxes - current                            8,874        -
             - deferred                               -  (22,451)
                                               --------- -------
                                                  8,874  (22,451)
                                               --------- -------

Net earnings (loss)                            $  21,425 $(89,217)
                                               =========  =======

Retained earnings, beginning of year           $  13,887 $103,104

Net earnings (loss)                               21,425  (89,217)
                                               ---------  -------

Retained earnings, end of year                 $  35,312 $ 13,887
                                               =========  =======

-------------------------------------------------------------------------

*See accompanying notes to the financial statements.


                                      -F-4-

786710 Ontario Limited
(Operating as Info Systems)
BALANCE SHEET
(Expressed in Canadian Dollars)
-------------------------------------------------------------------

                                                 1996       1995
                                                 ----       ----
Assets
Current
      Cash and cash equivalents                $ 93,401  $241,769
      Receivables                               177,476    44,040
      Income taxes and investment tax credits
           receivable                                 -    89,442
Inventories                                       8,121     1,959
Prepaid expenses                                  1,875     2,427
                                                 -------  -------
                                                 280,873  379,637
Capital assets (Note 2)                           14,269   10,320
                                                 -------  -------

                                               $ 295,142 $ 389,957
                                                 =======   =======

Liabilities
Current
      Payables and accruals                    $ 118,513 $ 292,692
      Deposits                                       700    13,210
      Income taxes payable                         6,000         -
      Deferred revenue                            92,391    70,156
      Advances from parent company (Note 3)       42,214         -
                                                 -------   -------
                                                 259,818   376,058
                                                 -------   -------

Shareholder's Equity                                  12        12
Capital Stock (Note 4)                            35,312    13,887
                                                  -------  -------
Retained Earnings                                 35,324    13,899
                                                  -------  -------

Commitments (Note 5)                            $295,142  $389,957

                                                 =======   =======


---------------------------------------------------------
See accompanying notes to the financial statements


                                     -F-5-

786710 Ontario Limited
(Operating as Info Systems)
STATEMENT OF CASH FLOW
(Expressed in Canadian Dollars)
-------------------------------------------------------------------


                                               Five Months
                                          Year Ended     Ended
                                          December 31,   December 31,
                                              1996           1995
                                          ------------   ------------
Operating activities
      Net earnings (loss)                 $ 21,425       $(89,217)
      Depreciation                           4,495          1,474
      Deferred income taxes                      -        (22,451)
 Gain from sale of fixed assets               (639)             -
 Changes in operating assets
    and liabilities
           Receivables                    (133,436)        (9,790)
           Income taxes                     95,442              -
           Inventories                      (6,162)        (1,330)
           Prepaids                            552          2,976
           Payables and accruals          (174,179)       201,497
           Deposits                        (12,510)         8,714
           Deferred revenue                 22,235         (1,967)
                                            -------        -------
      Net cash provided by (used in)
       operating activities               (182,777)        89,906
                                           -------        -------

Financing activities
      Advances from parent company         42,214              -
                                           -------        -------

Investing activities
      Proceed from sale of fixed assets     4,500              -
      Purchase of equipment               (12,305)             -
                                           -------       -------
      Net cash provided by (used in)
        investing activities               (7,805)             -
                                           -------        -------


                                      -F-6-

Increase (decrease) in cash
   and cash equivalents                 (148,368)              89,906
Cash and cash equivalents
      Beginning of year                   241,769             151,863
                                          -------             -------

      End of year                       $ 93,401            $ 241,769
                                          =======             =======

-------------------------------------------------------------------
See accompanying notes to the financial statements.





                                     -F-7-

786710 Ontario Limited
(Operating as Info Systems)
NOTES TO THE FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
December 31, 1996

1. ACCOUNTING POLICIES

The Company's principal business is the development and sale of computer software

REVENUE RECOGNITION

Revenue from sale of software program and hardware equipment is recognized upon delivery of products. Revenue from service contract is amortized over the life of the contract.

INVENTORIES

Inventories are valued at the lower of cost and net realizable value. Cost is determined on a first-in, first-out basis.

DEPRECIATION

Rates and bases of depreciation applied to write-off the cost less estimated salvage value of equipment over their estimated lives are as follows:

    Furniture and fixtures              30%, declining balance
    Automotive equipment                30%, declining balance
    Computer equipment                  30%, declining balance

RESEARCH AND DEVELOPMENT

Research  and   development   costs,   including  the  cost  of  software  under
development, net of any investment tax credits, are charged to earnings in the period in which they are incurred.

CASH AND CASH EQUIVALENTS

The company considers all highly liquid investments with maturities of three months or less at the time or purchase to be cash equivalents.


FOREIGN CURRENCY TRANSLATION

Assets and liabilities in foreign currencies have been


                                      -F-8-

786710 Ontario Limited
(Operating as Info Systems)
NOTES TO THE FINANCIAL STATEMENTS, continued
(Expressed in Canadian Dollars)
December 31, 1996

translated into Canadian dollars at exchange rates in effect at the year end dates; revenues and expenses at the exchange rates during the year. Exchange gains or losses resulting from translation are reflected in the income statement.


FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying values of cash, trade receivables and accounts payable approximate fair value due to the short term maturities of these instruments.

USE OF ESTIMATES

In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses dring the reporting period. Actual results could differ from those estimates.
--------------------------------------------------------------
2.  CAPITAL ASSET


                       Accumulated                 1996      1995
                       Net              Net        Book      Book
                       Cost        Depreciation    Value     Value
                       ----------- ------------    -----     -----
Furniture & fixtures    14,060        10,473      3,587      5,124
Automotive equipment         -           -          -        4,878
Computer equipment      12,914         2,232     10,682        318
                        ------        ------     ------      -----
                        $26,974     $ 12,705   $ 14,269   $ 10,320
                        ======        ======     ======     ======
--------------------------------------------------------------------------------
3. ADVANCES FROM PARENT COMPANY

Advances from parent company have no set terms of repayment.



                                      -F-9-

786710 Ontario Limited
(Operating as Info Systems)
NOTES TO THE FINANCIAL STATEMENTS, Continued
(Expressed in Canadian Dollars)
December 31, 1996


4. CAPITAL STOCK

Authorized:
   Unlimited number of non-voting, redeemable
          non-cumulative, participating Class A preference shares
   Unlimited number of non-voting, redeemable, non-cumulative, non-participating Class B preference shares
   Unlimited number of non-voting, redeemable, non-cumulative Class C preference shares, redeemable at $10,000 each

                                         1996          1995
                                         ----          ----

Issued:
           120 common shares           $  12         $  12
                                       =======       =======


5. COMMITMENTS

Future minimum annual lease commitment to expiry date re:
          1997                               $19,810

6. RELATED PARTY TRANSACTIONS

(a) Management fees of $185,039 (1995-$183,333) was paid to a company controlled by the former shareholder.


(b)  Sales of $131,875 (1995 - $Nil) was made to the parent company.


(c) Receivables include $131,875 (1995 - $Nil) due from the parent company.


                                      -F-10-

786710 Ontario Limited
(Operating as Info Systems)
NOTES TO THE FINANCIAL STATEMENTS, Continued
(Expressed in Canadian Dollars)
December 31, 1996

7. LOSSES


The Company has recorded deferred tax for the income tax benefits of net operating loss carryforward for provincial purposes. This loss is available to reduce taxable income in future years and will expire in the year 2000.


Due to the uncertainty in realizing such benefit, a valuation allowance of $11,400 has been recorded which offsets the entire amount of the deferred tax related to the net operating loss carryforward.


8. CONCENTRATION OF CREDIT RISK


The Company sells on credit terms to its customers located in Canada and the United States. No single customer represented more than 10% of the Company's sales in the reporting period.


9. CONTINGENCY


A legal claim of $200,000 has been filed against the Company and other parties relating to a matter which arose in the ordinary course of business. In the opinion of management, the likelihood of the lawsuit being successful and the amount of loss, if any, is not determinable. Accordingly, no provision has been made in these financial statements.


10. COMPARATIVE FIGURES

Comparative figures of the prior year have been restated in order to conform with the financial statement format adopted in current year.


                                      -F-11-

                   MAJOR FLEET & LEASING CORP.
       FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION






         For the Years Ended December 31, 1996 and 1995






                      Marcum & Kliegman LLP

           Certified Public Accountants & Consultants



                                      -F-12-

                      Marcum & Kliegman LLP
           Certified Public Accountants & Consultants
                 A Limited Liability Partnership
             Consisting of Professional Corporations




INDEPENDENT AUDITORS' REPORT



To the Board of Directors of
Major Fleet & Leasing Corp.



We have audited the accompanying balances sheets of Major Fleet & Leasing Corp. as of December 31, 1996 and 1995, and the related statements of income, retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Major Fleet & Leasing Corp. as of December 31, 1996 and 1995 and the results of its operations and is cash flows for the years then ended in conformity with generally accepted accounting principles.

Marcum & Kliegman LLP
February 5, 1997

130 Crossways Park Drive
Woodbury, New York 11797-2027
Tel 516-390-1000 o Fax 516-390-1001

                                      -F-13-

                   MAJOR FLEET & LEASING CORP.
                         BALANCE SHEETS
                   December 31, 1996 and 1995


                                      1996           1995
                                      ----           ----
ASSETS

CURRENT ASSETS
   Cash and cash equivalents        $77,806      $ 409,280
   Net investment in direct
    financing leases, current       1,390,598      426,473
   Accounts receivable                  1,903       82,335
   Inventory                        1,175,667       25,219
   Prepaid expenses                     8,335        8,143
   Loans to employees                  35,609            0
                                    ----------      ------

   Total Current Assets             2,689,918      951,450
                                    ----------     -------

LEASED EQUIPMENT, net                 238,658      292,769
                                    ----------     -------

NET INVESTMENT IN DIRECT
   FINANCING LEASES,
   net of current portion           1,059,287     511,728
                                    ---------     -------

PROPERTY AND EQUIPMENT, net            11,805      12,401
                                       -------     ------

OTHER ASSETS
   Cash surrender value
   of life insurance policies          165,746    198,654
   Loans to officers                    13,843      9,000
                                       -------    -------

   Total Other Assets                  179,589    207,654
                                       -------    -------


TOTAL ASSETS                        $4,179,257 $1,976,002
                                    ==========  =========

The accompanying notes are an integral part of these financial statements.


                                     -F-14-

                MAJOR FLEET & LEASING CORP.
                      BALANCE SHEETS
                December 31, 1996 and 1995


LIABILITIES AND STOCKHOLDERS' EQUITY               1996          1995
                                                   ----          ----
CURRENT LIABILITIES
      Accounts payable                         $   17,673      $  2,698
      Accrued expenses and taxes                   20,158        31,904
      Notes payable, related party              1,670,534             0
      Current maturities of long-term debt        463,976       500,544
      Lease deposits payable, current              43,365        45,507
      Customer advances                            18,613        52,075
      Due to affiliates                         1,404,079       136,833
                                               ----------     ---------
           Total Current Liabilities           3,638,398        769,563
                                               ----------     ---------

OTHER LIABILITIES
      Long-term debt,
       less current maturities                   307,882       417,269
       Lease deposits payable, non current        28,776        37,931
       Loans on life insurance policies           43,346        11,973
                                               ----------     --------

                Total Other Liabilities          380,004       467,173
                                               ----------     --------

                TOTAL LIABILITIES              4,018,402      1,236,736
                                               ----------     ---------

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY
      Common stock - no par value, 200
       shares authorized, 20 shares
       issued and outstanding                      1,000        1,000
      Retained earnings                          159,855      738,266
                                               ----------     -------
      TOTAL STOCKHOLDERS' EQUITY                 160,855      739,266
                                               ----------     -------

TOTAL LIABILITIES AND
STOCKHOLDERS' EQUITY                           $4,179,257   $1,976,002
                                               ==========    =========

The accompanying notes are an integral part of these financial statements.


                                     -F-15-

                        MAJOR FLEET & LEASING CORP.
                           STATEMENTS OF INCOME
              For the Years Ended December 31, 1996 and 1995


                                      1996            1995
                                    --------        --------

REVENUE                             $951,261      $1,105,434
                                    --------      ----------

SELLING, GENERAL
AND ADMINISTRATIVE EXPENSES         504,057         506,906
                                    --------        -------

INCOME FROM OPERATIONS BEFORE
DEPRECIATION                        447,204         598,528

DEPRECIATION                        177,533         223,848
                                    --------        -------

INCOME FROM OPERATIONS              269,271         374,680
                                    --------        -------

OTHER INCOME (EXPENSE)
      Interest expense              (79,594)        (79,502)
      Interest income                 8,932          13,765
      Other income                    9,577           6,023
                                    --------        ----------

TOTAL OTHER EXPENSE                 (61,085)        (59,714)
                                    --------        --------

INCOME BEFORE INCOME TAXES          208,586         314,966

INCOME TAXES                         11,152           4,915
                                    --------        -------

           NET INCOME              $197,434       $ 310,051
                                    ========      ==========


The accompanying notes are an integral part of these financial statements.



                                     -F-16-

                        MAJOR FLEET & LEASING CORP.
                      STATEMENTS OF RETAINED EARNINGS
              For the Years Ended December 31, 1996 and 1995


                                               1996        1995
                                               -------   -------

RETAINED EARNINGS - Beginning                  $738,266  $678,215

Add: Net income                                 197,434   310,051

Less: Distributions to stockholders             775,845   250,000
                                               --------  --------

RETAINED EARNINGS - Ending                     $159,855  $738,266
                                               ========  ========

The accompanying notes are an integral part of these financial statements.



                                     -F-17-

                        MAJOR FLEET & LEASING CORP.
                         STATEMENTS OF CASH FLOWS
              For the Years Ended December 31, 1996 and 1995

                                            1996           1995
                                          -------        -------

CASH FLOWS FROM OPERATING ACTIVITIES
      Net income                          $197,434       $310,051
                                          --------       --------
Adjustments to reconcile
      net income to net cash provided
      by operating activities:
        Depreciation                       177,533        223,848
        Gain on sale of
           leased equipment               (169,079)      (219,963)
        Decrease (increase) in net
           investment in direct
           financing leases                158,850       (268,044)
        Decrease (increase)
           in accounts receivable           80,432        (79,807)
        Decrease (increase)
           in inventory                      7,608        (20,588)
        (Increase) decrease
           in prepaid expenses                (192)         6,437
        Increase in loans to employees     (35,609)             0
        Decrease (increase) in cash
           surrender value of life
           insurance policies, net          64,281        (49,136)
        Increase in loans to officer        (4,843)            0
        Increase (decrease) in
           accounts payable                  14,977        (2,388)
        (Decrease) increase in
           accrued expenses and taxes       (11,746)       16,941
        (Decrease) increase in
           lease deposits payable           (11,297)       25,235
        (Decrease) increase
           in customer advances             (33,462)       42,423
        Increase in due to affiliates, net  109,188       160,547
                                            --------      -------
           TOTAL ADJUSTMENTS                 346,641     (164,495)
                                            --------      --------

           NET CASH PROVIDED
           BY OPERATING ACTIVITIES           544,075      145,556
                                             -------      -------

CASH FLOWS FROM INVESTING ACTIVITIES
      Purchase of leased equipment          (288,328)    (933,702)
      Purchase of other equipment             (2,000)     (10,132)

                                     -F-18-

                        MAJOR FLEET & LEASING CORP.
                    STATEMENTS OF CASH FLOWS, Continued
              For the Years Ended December 31, 1996 and 1995

                                            1996           1995
                                          -------        -------
      Proceeds from trade
        notes receivable                        0          30,781
      Proceeds from sale
           of leased equipment            336,579       1,162,002
                                         --------       ---------

           NET CASH PROVIDED BY
             INVESTMENT ACTIVITIES      $ 46,251         $248,949
                                          --------        -------

CASH FLOWS FROM FINANCING ACTIVITIES
      Proceeds from long-term debt        $471,421       $701,077
      Payments on long-term debt          (617,376)      (653,700)
      Distributions to stockholders       (775,845)      (250,000)
                                          ---------      ---------

      NET CASH USED IN
           FINANCING ACTIVITIES            921,800       (202,623)
                                          --------       --------

           NET (DECREASE) INCREASE IN
           CASH AND CASH EQUIVALENTS      (331,474)       191,882

CASH AND CASH EQUIVALENTS - Beginning      409,280        217,398
                                          --------       --------

CASH AND CASH EQUIVALENTS - Ending        $ 77,806       $409,280
                                          ========       ========




The accompanying notes are an integral part of these financial statements.



                                     -F-19-

                        MAJOR FLEET & LEASING CORP.
                       NOTES TO FINANCIAL STATEMENTS
NOTE 1 - Summary of Significant Accounting Policies

Nature of Business

Major Fleet & Leasing Corp. (the "Company") is in the business of leasing automobiles and trucks primarily in the New York City metropolitan area under direct financing and operating leases expiring in various years through 2000. Effective October 2, 1996, the Company became a wholly-owned subsidiary of Fidelity Holdings, Inc. ("Fidelity"). Since the change in ownership, the Company has expanded its operations to include the leasing of telephone equipment.

Revenue Recognition

The Company records income from direct financing leases based on a constant periodic rate of return on the net investment in the lease. Income earned from operating lease agreements is recorded evenly over the term of the lease.

Inventory

Inventory consists of automobiles and trucks held for sale or lease, and is valued at the lower of cost (specific identification) or market.

Depreciation

Depreciation of leased equipment is calculated on the cost of the equipment, less an estimated residual value, on the straight-line method over the term of the lease. Depreciation of other property and equipment is provided by the straight-line method over the estimated useful lives of the assets.

Property and Equipment

Property and equipment is stated at cost. Costs of major additions and betterments are capitalized, and maintenance, repairs and minor renewals are expensed as incurred. When property and equipment is sold or otherwise disposed of, the cost and related accumulated depreciation are eliminated from the accounts and any resulting gain or loss is reflected in income.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Income Taxes

The Company, with the consent of its stockholders, had elected under the Internal Revenue Code to be an "S" corporation. In lieu of corporation income taxes, the stockholders of an "S" corporation are taxed on their proportionate share of the

                                     -F-20-

          MAJOR FLEET & LEASING  CORP.  NOTES TO FINANCIAL  STATEMENTS

Income Taxes,  continued

company's taxable income. Therefore, no provision or liability for federal income tax has been included in the financial statements through September 30, 1996.

Effective October 2, 1996, in conjunction with the change in the Company's ownership, the "S" Corporation election was terminated and the Company is currently taxed as a "C" Corporation. The Company will file a consolidated Federal tax return with Fidelity.

Advertising

The Company expenses  advertising costs as incurred.

Use of Estimates in the Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

Certain accounts in the prior year financial statements have been reclassified for comparative purposes to conform with the presentation in the current year financial statements. These reclassifications have no effect on previously reported income.

NOTE 2 - Leased Equipment

Leased equipment is stated at cost and consists of the following at December 31, 1996 and 1995:

                                      1996               1995
                                     --------          ---------
      Automobiles and trucks        $502,840          $685,584
      Less accumulated depreciation  264,182           392,815
                                    --------          --------
           Leased Equipment, net    $238,658          $292,769
                                    ========          ========

Depreciation expense related to leased equipment was $174,937 and $222,095 for the years ended December 31, 1996 and 1995, respectively.

                                     -F-21-

          MAJOR FLEET & LEASING CORP. NOTES TO FINANCIAL STATEMENTS

NOTE 3 - Net Investment in Direct Financing Leases

Components of the net investment in direct financing leases are as follows at December 31, 1996 and 1995:

                                             1996           1995
                                          ----------     ---------

Total minimum lease payments
      to be received                      $2,705,711     $1,078,235
      Estimated residual value
      of leased property                     200,315        197,340
      Unearned income                       (456,141)      (337,374)
                                           ----------     ----------

Net Investment                             $2,449,885    $  938,201
                                           ==========    ==========

Future minimum lease payments receivable at December 31, 1996 is as follows:

              Year Ending
             December 31,                         Amount
              ------------                        ------
              1997                              $1,512,465
              1998                               1,108,499
              1999                                  77,493
              2000                                   7,254
                                                ----------
Total                                           $2,705,711
                                                ==========


NOTE 4 - Property and Equipment

Property and equipment at December 31, 1996 and 1995 is comprised of the following:


                                     -F-22-

          MAJOR FLEET & LEASING CORP. NOTES TO FINANCIAL STATEMENTS

                          Estimated 1996       1995      Useful Lives
                          --------------       -------   ------------
Furniture and fixtures      $16,113            $17,555     5-7 years
Less: accumulated
  depreciation                4,308              5,154
                            -------             -------

Property and Equipment, net $11,805            $12,401
                            =======            =======

Depreciation expense related to property and equipment for the years ended December 31, 1996 and 1995 was $2,596 and $1,753, respectively.

NOTE 5 - Long-Term Debt

Various lenders advance funds to the Company in the form of notes payable to finance leased vehicles. Interest on each note is charged depending on the prime rate in effect at the time the vehicle is leased and remains constant over the term of the lease. Applicable rates at December 31, 1996 ranged between 7% and 9.5%. Equal monthly installments are paid over the term of the lease (which can range from 12 to 60 months), together with a final balloon payment, if applicable. These loans are collateralized by the vehicles. Maturities of long-term debt at December 31, 1996 are as follows:

          Year ending
          December 31,                  Amount
          -----------                    ------
             1997                       $463,976
             1998                        230,851
             1999                         70,437
             2000                          6,594
                                        --------
                               Total    $771,858
                                        ========


NOTE 6 - Notes Payable, Related Party

In December 1996 the Company purchased telephone equipment from an affiliated entity for $1,670,534 (see Note 12) and incurred notes payable totalling such amount. The notes are expected to be repaid in full in 1997 and, accordingly, are shown as a current liability in the accompanying financial statements. The notes are collateralized by the telephone equipment. Interest rates on these notes have not yet been determined by management.

                                     -F-23-

MAJOR FLEET & LEASING CORP.NOTES TO FINANCIAL STATEMENTS



NOTE 7 - Related Party Transactions

The Company purchased a substantial portion of its leased vehicles and all of its leased telephone equipment and new car inventory from affiliates (see Note
12).

Amounts due to affiliates represent the balances owed for the purchases of these leased vehicles and new car inventory, as well as advances made/expenses incurred in the ordinary course of business from various entities which are wholly-owned by the Company's former stockholders. These amounts owed are in the form of noninterest-bearing obligations with no specified maturity dates.

The Company conducts its business from a facility which is leased without a formal lease agreement on a month to month basis from an entity which is wholly-owned by the Company's former stockholders. Rent expense for 1996 and 1995 as $37,200 and $16,000, respectively.

NOTE 8 - Officers' Loans
The Company made loans to its officers which are noninterest-bearing and have no definitive repayment terms.


NOTE 9 - Supplemental Disclosures Of Cash Flow Information


Cash paid during the years ended December 31, 1996 and 1995 for:

                                          1996            1995
                                          ----            ----
          Interest                      $ 79,693        $ 82,384
          Income taxes                  $ 10,267            $597

          Noncash Transactions:

          During 1996 the Company purchased vehicles and telephone equipment and incurred liabilities of $l,158,056 and $1,670,534, respectively.


                                     -F-24-

MAJOR FLEET & LEASING CORP.NOTES TO FINANCIAL STATEMENTS


NOTE 10 - Commitments and Contingencies

Sales of Customer Installment Contracts

The Company has sold customer installment contracts to some financing institutions with no recourse and to others with full recourse. In the event of default on recourse loans, the Company would pay the financing institution a predetermined amount and would repossess and sell the vehicle. No accrual has been made for possible losses since, in management's opinion, on an aggregate basis, the Company could sell the repossessed automobiles for amounts in excess of outstanding liabilities.

Guarantor of Third Party Obligations

Under the terms of a cross-guaranty, cross-default, crosscollateralization agreement, the Company is the guarantor of debt incurred by affiliated companies.

In addition, the Company is a guarantor on a mortgage of an entity which is wholly-owned by the former stockholders of the Company. The outstanding balance of the mortgage at December 31, 1996 is $877,212.

NOTE 11 - Major Customer

The Company derives a substantial portion of its lease income from one customer. Lease income attributable to that customer was $288,322 (55%) and $380,234 (40%) in 1996 and 1995, respectively.

NOTE 12 - Major Suppliers

The Company purchased a substantial portion of its leased vehicles from three entities which are wholly-owned by the Company's former stockholders. Purchases attributable to those entities were $198,108 (68%), $28,329 (10%) and $49,742 (17%) in 1996 and $519,426 (56%), $95,685 (10%), and $95,775 (10%) in
1995, respectively. In 1996, the Company purchased $1,158,056 (100%) of its new car inventory from an entity which is wholly-owned by its former stockholders. Amounts due to these companies at December 31, 1996 and 1995 are included in due to affiliates (see Note 7).

In addition, in 1996, the Company purchased $1,670,534 (100%) of its leased telephone equipment from an entity wholly-owned by Fidelity. The balance owed to this entity at December 31, 1996 is included in notes payable, related party (see Note 6).

                                     -F-25-

             REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors
Fidelity Holdings, Inc.

           We have audited the consolidated balance sheets of Fidelity Holdings, Inc. and subsidiaries as of December 31, 1996 and 1995 and the related consolidated statements of income (loss), stockholders equity, and cash flows for the periods then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not examine the financial statements of Major Fleet & Leasing Corp. and 786710 Ontario Limited, both wholly-owned subsidiaries, which statements reflect total assets of $4,299,354. as of December 31, 1996 and total revenue of $796,602. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Major Fleet & Leasing Corp. and 786710 Ontario Limited is based solely on the report of the other auditors.

           We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit and the reports of other auditors provide a reasonable basis for our opinion.

          In our opinion, based on our audit and the reports of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Fidelity Holdings, Inc. and subsidiaries as of December 31, 1996 and 1995, and the results of its operations and its cash flows for the periods then ended in conformity with generally accepted accounting principles.


                                                 PETER C. COSMAS
CO., CPA'S
New York, New York February 27, 1997

                                     -F-26-

                    FIDELITY HOLDINGS, INC. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS

                                     ASSETS

                                                        December 31,
                                               1996                     1995
                                               ----                     ----
Current Assets:
  Cash and cash equivalents                   $ 574,486               $39,063
  Net Investment in direct financing
     leases, current                          1,390,598                   -
  Notes receivable - officer and
     shareholder                                142,659                   -
  Accounts receivable                           179,837                   -
 Inventories                                  1,494,020                   -
 Other current assets                            45,349                10,000
                                             ----------               -------
     Total current assets                     3,826,949                49,063
Net investment in direct financing leases,
     Net of current portion                   1,059,287                   -
Property and equipment                        1,023,523                   -
Excess of costs over net assets acquired      1,475,269                   -
Other intangible assets                       1,653,474               500,000
Other assets                                    278,362                   -
                                             ----------               -------
     Total assets                            $9,316,864               $549,063
                                             ==========               ========

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
     Accounts payable                        $  419,052               $     -
     Accrued expenses                           522,026                 5,480
     Current maturities of long-term debt       643,976                35,714
     Accrued income taxes                         4,378                     -
     Deferred revenue                            67,409                     -
     Due to affiliates                        1,404,079                     -
                                             ----------               --------
     Total current liabilities                3,060,920                41,194
Long-term debt, less current maturities         515,609               464,286
Deferred income taxes                           424,000                     -
Other                                            72,122                     -
                                             ----------               --------
     Total liabilities                        4,072,651               505,480
Commitments
Stockholders' equity
    Preferred stock, .01 par value;
      2,000,000 shares authorized,
      250,000 shares issued and outstanding
      in 1996 and none in 1995                    2,500                     -
    Common stock, .01 par value
      50,000,000 shares authorized,
      6,279,200 shares issued and
      outstanding in 1996 and
      5,000,000 in 1995                          62,792                50,000
   Additional paid in capital                 4,509,108                     -
   Cumulative translation adjustment                264                (6,417)
   Retained earnings (deficit)                  669,549                     -
                                             ----------               ----------
     Total stockholders' equity               5,244,213                43,583
                                             ----------               ----------
     Total liabilities and stockholders'    $ 9,316,864              $549,063
                                            ===========              ===========

     The accompanying notes are an integral part of theseconsolidated financial statements.

                                     -F-27-

                     FIDELITY  HOLDINGS,  INC. AND SUBSIDIARIES
                       CONSOLIDATED STATEMENTS OF OPERATIONS

                                      Year ended            Nov. 7, 1995,
                                      Dec. 31,             (Inception date) to
                                      1996                 Dec.  31,  1995
                                      ----                 -----------------

Revenues:
    Computer products and
      telecommunications equipment   $  3,175,528          $-
    Leasing income                        258,947           -
                                     ------------           -----------
       Total revenues                   3,434,475           -
                                     ------------           -----------

Operating expenses:
    Cost of products sold                 965,792           -
    Selling, general and
    administrative expenses
      Products                            935,529             2,042
      Leasing                             191,372           -
    Amortization of intangible assets     178,104           -
                                     ------------           ------------
                                        2,270,797             2,042
                                     ------------           ------------

    Operating income (loss)             1,163,678            (2,042)
                                     ------------           ------------

Other income (expense)
    Interest expense                      (24,132)           (4,375)
    Interest income                         9,830                -
    Loss on joint venture                 (32,410)               -
                                     -------------          ------------

Income (loss) before provision for
income taxes                            1,115,966            6,417
Provision for income taxes                441,000                -
                                     ------------           ------------
Net income (loss)                       $ 675,966           $(6,417)
                                     ============           ============

Earning (loss) per share
    Primary                             $    0.12           $ (0.02)
    Fully diluted                            0.12                 -

Weighted average common and common
equivalent shares outstanding:
    Primary                             5,522,862            5,000,000
    Fully diluted                       5,522,862            5,000,000



     The accompanying notes are an integral part of these consolidated financial statements.

                                     -F-28-

                     FIDELITY HOLDINGS, INC. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF CASH FLOWS

                                            Year ended      Nov. 7, 1995,
                                            Dec. 31,       (Inception date) to
                                            1996           Dec. 31, 1995
                                            ---------      -----------------

Cash flows from operating activities:
      Net income (loss)                     $ 675,967       $(6,417)
Adjustments to  reconcile  net income
 (loss) to net cash (used in) provided by
 operating activities:
      Amortization of intangible assets       178,104            --
      Depreciation                            123,329            --
      Deferred income taxes                   424,000            --
(Increase) decrease in asset
      Net investment in direct financing
      leases                               (1,612,675)           --
      Notes receivable                       (142,659)           --
      Accounts receivable                     (20,229)           --
      Inventories                          (1,173,082)           --
      Other assets                            (31,304)      (10,000)
Increase (decrease) in liabilities:
      Accounts payable                        108,079            --
      Accrued expenses                        416,282         5,480
      Accrued income taxes                      4,378            --
      Deferred revenue                          3,075            --
      Due to affiliates                     1,184,177            --
                                            ----------       ------
Net Cash provided by operating activities:    137,442       (10,937)
                                            ----------       -------
Cash flows from investing activities:
      Additions to property and equipment     (77,326)           --
      Acquisition of 786710 Ontario Limited,
          Net of Cash Acquired               (738,636)           --
                                           -----------      -------
Net Cash used in investing activities        (815,962)           --
                                           -----------      -------
Cash flows from financing activities:
      Proceeds from long-term debt            400,000            --
      Payments of long-term debt             (170,321)           --
      Proceeds from issuance of common
          stock and exercise of warrants
          net of expenses                     984,000        50,000
                                             ----------      ------
Net cash provided by financing activities   1,213,679        50,000
                                             ----------      ------
Effect of exchange rates on cash                  264            --
                                             ----------      ------

Net increase in cash and cash equivalents     535,423        39,063
Cash and cash equivalents, beginning of
 period                                        39,063            --
                                             ----------       ------
Cash  and cash equivalents, end of period    $574,486      $ 39,063
                                             ==========     =======

Supplemental Disclosures of Cash Flow
     Information:
          Cash paid during the period for:
               Interest                       $ 24,132           --
               Income Taxes                   $    --            --

     The accompanying notes are an integral part of these consolidated financial statements.

                                     -F-29-

                     FIDELITY   HOLDINGS,   INC.  AND  SUBSIDIARIES
                  CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY



                                                             Additional  Retained  Currency    Total
                         Preferred Stock  Common    Stock    Paid-In    Earnings  Translation Stockholders'
                         Shares    Amount Shares    Amount   Capital    (Deficit) Adjustment  Equity
                         --------- ------ ------    ------  ----------  ---------- ---------- ----------

Issuance of Common Stock    --     $ --  $5,000,000 $50,000   $ --      $ --       $ --       $50,000
  Net Loss                                                               (6,417)              (6,417)
                         -------- ------- --------- -------- ---------  ---------  ---------- ----------
                           --        --       --         --     --       (6,417)     --       (6,417)
Balance December 31,
  1995                     --             5,000,000  50,000     --       (6,417)     --       43,583
Issuance of
 Common Stock and
    exercise of
    warrants net of
    expenses               --        --     990,000   9,900    979,000                       988,900
Issuance of
 Common Stock as
    payment for
    long-term debt         --        --     160,000   1,600    398,400     --        --      400,000
    Issuance of
Common Stock for
    the acquisition
    of 786710 Ontario Ltd  --        --     125,000   1,250    623,750     --        --      625,000
Issuance of
    Preferred stock
    for theacquisition of
    Major Fleet &
    Leasing Corp        250,000     2,500     --         --   2,497,500    --        --       2,500,000
Net income                 --        --       --         --       --       675,966   --         675,966
Effect of stock
    compensation
     charge                --        --       4,200      42      10,458    --        --          10,500
Translation adjustment     --        --       --         --       --       --        264            264
Balance
December 31, 1996
                       --------   -------   --------  ------  ---------    --        --      ---------
                       250,000    $ 2,500  6,279,200 $62,792 $ 4,509,108  $669,549  $264    $ 5,244,213
                       =======     ======  ========= ======= ===========  ========  ====    ===========



     The accompanying notes are an integral part of these consolidated financial statements.


                                     -F-30-

                    FIDELITY HOLDINGS, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1) Summary of Significant Accounting Policies:

a) Nature of the Business:

Fidelity Holdings, Inc. ( The Company) was incorporated under the laws of the State of Nevada on November 7, 1995. The Company is structured as a holding Company that has two divisions, a Computer Telephone and Telecommunication Division and a Plastic and Utilities Division. The plastic and utilities division is considered to be in its development stage. In addition through its October 1, 1996 acquisition of Major Fleet & Leasing Corp. The Company is in the business of leasing automobiles, trucks and telephone equipment under direct financing and operating leases.


b) Principles of Consolidation:

The accompanying consolidated financial statements include the accounts of Fidelity Holdings, Inc. and its wholly owned subsidiaries. All significant intercompany accounts, transactions and profits have been eliminated.

c) Earnings per Share:

Earnings (loss) per share are based on the weighted average common and common equivalent shares, outstanding each year. Common equivalent shares consist of shares issuable upon the exercise of stock options and warrants, except where anti-dilutive.

d) Cash Equivalents:

Cash equivalents consist of highly liquid investments, principally money market accounts, with a maturity of three months or less at the time of purchase. Cash equivalents are stated at cost which approximate market value.

e) Inventories:

Inventories are stated at the lower of cost (first-in, first-out) or market. Automobiles and trucks held for sale or lease are valued at the lower of cost (specific identification) or market.

f) Property and Equipment:

Property and equipment are recorded at cost. Depreciation and amortization of property and equipment are computed using the straight-line method over the estimated useful lives of the assets, ranging from three to ten years. Depreciation of leased equipment is calculated on the cost of the equipment, less an estimated residual value, on the straight-line method over the term of the lease. Maintenance and repairs are charged to operations as incurred. When property and equipment are sold or otherwise disposed of, the asset cost and accumulated depreciation are removed from the accounts, and the resulting gain or loss, if any is included in the results of operations.

g) Revenue Recognition:

The Company recognizes revenue from the sale of telecommunications and computer products at the date of product shipment. Any additional costs related to the product sold are provided for at the time of the sale. The Company records income from direct financing leases based on a constant periodic rate of return on the net investment in the lease. Income earned from operating lease agreements is recorded evenly over the term of the lease.


                                     -F-31-

h) Foreign Currency Translation:

The Company translates the assets and liabilities of its foreign subsidiaries at the exchange rates in effect at year end. Revenues and expenses are translated using exchange rates in effect during the year. Gains and losses from foreign currency translation are credited or charged to cumulative translation adjustment included in stockholders' equity in the accompanying consolidated balance sheets.

i) Use of Estimates In Preparation of Financial  Statements:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amount of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of income and expenses during the reporting periods. Operating results in the future could vary from the amounts derived from management's estimates and assumptions.

j) Excess of Costs over Net Assets Acquired:

The excess of cost over fair value of net assets of businesses acquired is amortized on a straight-line basis from five to fifteen years. Amortization recorded in 1996 was $107,593.

k) Impairment of Long-Lived Assets

Effective January 1, 1996, the company adopted Statement of Financial Accounting Standards (SFAS) No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be disposed of. SFAS No. 121 requires the Company to review the recoverability of the carrying amount of its long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset might not be recoverable.

In the event that facts and circumstances indicate that the carrying amount of long-lived assets may be impaired, an evaluation of recoverability would be performed. If an evaluation is required, the estimated future undiscounted cash flows associated with the asset would be compared to the assets' carrying amount to determine if a write-down to fair value is required. Fair value may be determined by reference to discounted future cash flows over the remaining useful life of the related asset. Such adoption did not have a material effect on the Company's consolidated financial position or results of operations. l) Fair Value Disclosures The carrying amounts reported in the Consolidated Balance Sheets for cash and cash equivalents, notes and accounts receivable, accounts payable, accrued expenses, and due to affiliates approximate fair value because of the immediate or short-term maturity of these financial instruments.

The fair value of long-term debt, including the current portion, is estimated based on current rates offered to the Company for debt of the same remaining maturities.

m) Stock Options

The Company accounts for its stock options in accordance with the provisions of Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. On January 1, 1996, the Company adopted the disclosure requirements of Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation. Had the Company determined Compensation Cost based on fair value at the grant date for stock options under SFAS No. 123 the effect would have been immaterial.


2) Accounts Receivable:

The Company evaluates its accounts receivable on a customer by customer basis and has determined that no allowance for doubtful accounts is necessary at December 31, 1996.

                                     -F-32-

3) Notes receivable - officer shareholder:

Note in the principal amount of $140,000 plus accrued interest of $2,659. Interest rate is 5 7/8 % per annum.

4) Net investment in Direct Financing Leases:

Components of the net investment in direct financing leases are as follows:



                                                             December 31,
                                                            --------------
                                                          1996           1995
                                                          ----           ----
Total minimum  lease payments to be received           $2,705,711        $-0-
Estimated residual value of leased property               200,315         -0-
Unearned income                                          (456,141)        -0-
                                                       ----------        ---
Net investment                                         $2,449,885        $-0-
                                                       ----------        ----

Future minimum lease payments receivable at December 31, 1996 is as follows:

                             Year Ending
          December 31,                            Amount
         -----------                             ------
            1997                               $1,512,465
            1998                                1,108,499
            1999                                   77,493
            2000                                    7,254
                                                ---------
            Total                              $2,705,711
                                               ---------

5) Inventories:


Inventories consisted of the following:

                                               December 31,
                                               ------------
                                        1996                1995
                                        ----                ----
 Telecommunication Parts           $    36,395              $-0-
 Automobiles and trucks
 held for sale or lease             1,457,625                -0-
                                   ----------               ----
                                   $1,494,020               $-0-
                                   ----------               ----

6) Property and Equipment:

Property and equipment consisted of the following:

                                              December 31,
                                              ------------
                                        1996                1995
                                        ----                ----
   Leasehold Improvements            $  22,096              $-0-
   Furniture and fixtures               10,314               -0-
   Computer equipment and software     804,639               -0-
   Leased Equipment                    309,803               -0-
                                     ----------             ----
                                     1,146,852               -0-
   Less accumulated depreciation
   and amortization                    123,329               -0-
                                     ----------             ----
                                    $1,023,523              $-0-
                                     ----------             ----



                                     -F-33-

7) Income Taxes:

The Company accounts for income taxes using the asset and liability method whereby deferred assets and liabilities are recorded for differences between the book and tax carrying amounts of balance sheet items. Deferred liabilities or assets at the end of each period are determined using the tax rate expected to be in effect when the taxes are actually paid or recovered. The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance for any tax benefits that are not expected to be realized. The effects of changes in tax rates and laws on deferred tax assets and liabilities are reflected in net income in the period in which such changes are enacted.





The provision for taxes on income is as follows:

                                              Year-Ended December 31,
                                             ------------------------
                                             1996               1995
                                             ----               ----
     Federal:
                  Current                 $ 13,000               $-0-
                  Deferred                 319,000                -0-
     State:
                  Current                    4,000                -0-
                  Deferred                 105,000                -0-
                                          --------               ----
                  Total                   $441,000               $-0-
                                          --------               ----



The reconciliation between the amount computed by applying the federal statutory rate to income (loss) before income taxes and the actual income tax expense were as follows:

                                                   Year-Ended   December  31,
                                                  ------------------------
                                                      1996          1995
                                                      ----         ----
Amount using the statutory Federal tax rate        $380,000        $-0-
State income tax, net of federal tax benefit         69,000         -0-
Other, Net                                           (8,000)        -0-
                                                   ---------       ----
Provision for taxes on income                      $441,000        $-0-
                                                   --------        ----



The tax effect of temporary differences resulted in deferred tax liabilities as follows:

                                                           December 31,
                                                           ------------
                                                        1996         1995
                                                        ----         ----
 Temporary Differences
   Revenue and expenses of consolidated                $   -       $   -
   subsidiary recognized on the cash basis for
   tax purposes, resulting in a timing difference     399,427          -
   Depreciation                                        17,310          -
   Other                                                7,263          -
                                                     --------       -----
   Total                                             $424,000      $   -
                                                     --------       -----


8) Long-Term Debt:

Various lenders advance funds to the Company's leasing subsidiary in the form of notes payable to finance leased vehicles. Interest on each note is charged depending on the prime rate in effect at the time the vehicle is leased and remains constant over the term of the lease. Applicable rates at December 31, 1996 ranged between 7% and 9.5%. Equal monthly installments are paid over the term of the lease (which can range from 12 To 60 months), together with a final balloon payment, if applicable. These loans are collateralized by the vehicles.

   Maturities are as follows:
                                   Year-Ended December 31,
                                  1996                1995
                                  ----                ----
            1997               $463,976               $ -0-
            1998                230,851                -0-
            1999                 70,437                -0-
            2000                  6,594                -0-
                               --------               -----
                    Total      $771,858               $ -0-
                               --------               -----


                                     -F-34-

In addition long-term debt includes $387,727 still due from the acquisition of 786710 Ontario Limited.


            Maturities are as follows:

                                       Year-Ended   December  31,
                                       -----------------------
                                       1996                 1995
                                       ----                 ----
        1997                      $180,000                 $ -0-
        1998                       207,727                   -0-
                                   --------                 -----
            Total                  $387,727                $ -0-


   9) Business Combinations

          a)    Acquisition of 786710 Ontario Limited

On April 18, 1996, the Company acquired 786710 Ontario Limited, doing business as "Info Systems". 786710 developed both the complex of telecommunications and interactive voice response modules known as "Talkie", including "Talkie-Globe" for international calling and the talkie power web line machine system and "BCS"
- "Business Control Software", an integrated group of modules for accounting functions capable of real time use in various languages and currencies.

Talkie is a trademarked name for an interrelated group of modules and applications of telephonic and interactive voice processing software which 786710 had marketed for several years.

The transaction was accounted for under the purchase method of accounting and the total cost for the acquisition was $1,413,977. The results of operations for 786710 are included in the Company's "Consolidated Statements of Operations" from April 18, 1996, the date of acquisition.

The Company issued 125,000 of its shares valued at $625,000 for the acquisition. These shares shall vest at the rate of 25,000 shares per year over a five year period.

The Company independently reviewed their investment in this technology to ensure proper valuation on the financial statements.

The cost of $1,413,977 was allocated as follows:

Fair value of net Assets acquired at April 18, 1996,
mainly  computer  software and  equipment                   $  729,603
Intangible  asset-excess  of costs  over net  assets
acquired                                                       684,374
                                                             ---------
     Total                                                  $1,413,977
                                                            ----------

The excess of costs over net assets acquired amounting to $684,374 is being amortized over a five-year period.

          b)    Acquisition of Major Fleet & Leasing Corp.

On October 1, 1996 the Company acquired Major Fleet & Leasing Corp., organized in 1985 and engaged in the leasing and financing of motor vehicles, primarily in the New York City metropolitan area. Since becoming a wholly-owned subsidiary of the Company, it has expanded its operations to include the leasing of telephone equipment.

The transaction was accounted for under the purchase method of accounting and the total cost for the acquisition was $2,500,000. The results of operations for Major Fleet & Leasing Corp. are included in the Company's "Consolidated Statements of Operations" from October 1, 1996, the date of acquisition.

The Company issued 250,000 shares of Convertible Preferred Stock (The 1996 Major Series), convertible into 500,000 shares of the Company's Common Stock. In addition, as a bonus for the attainment of certain goals prior to closing, the Bendell's were issued 100,000 shares of Common Stock. In addition the Bendell's were issued warrants for the purchase of 100,000 shares of the Company's Common Stock at a price of $1.25 per share.


                                     -F-35-

The cost of $2,500,000 was allocated as follows:

Fair value of net assets acquired at October 1, 1996        $  401,512
Licenses                                                     1,200,000
Intangible asset-excess of costs over net assets acquired      898,488
                                                            ----------
          Total                                             $2,500,000
                                                            ----------

The excess of costs over net assets acquired amounting to $898,488 is being amortized over a fifteen-year period.

Separate results for the periods prior to the acquisition were as follows:

                                          Nine  month      Year   ended
                                          period ended      December 31,
                                            9/30/96             1995
                                        --------------      ------------
Revenues                                    $692,314        $1,105,434
Net income                                  $158,383        $  310,051


10) Other intangible Assets consist of :

Patents:

The Company has purchased two patents to be used in the manufacture of armored conduit. The patents will be amortized over the remaining useful life of 14 years on the straight line basis. The Company has an agreement with the seller of the patents to pay royalty payments. The payments will be calculated at the greater of 5% of the manufactured cost of the armored conduit or 2% of the net sales.

Licenses:

The $1,200,000 value attributed to the licenses acquired as part of the Major Fleet & Leasing Corp. acquisition is being amortized on a straight-line basis over a twelve to seventeen year period.

11) Commitments:

Compensation Agreements:

Mr. Bruce Bendell, Chairman of the Board of the Company, entered into a Consulting Agreement effective January 1, 1996. The Consulting Agreement provides for base annual compensation of $150,000 and provides for increases in such base compensation and for performance-based and discretionary bonuses.

Mr. Doron Cohen, President and Treasurer of the Company, entered into an Employment Agreement effective January 1, 1996. The Agreement provides for base annual compensation of $150,000 and provides for increases in such base compensation and for both performance-based and discretionary bonuses.

Both Mr. Bendell and Mr. Cohen waived their compensation for 1996: there is no accrual. However, there was compensation paid to Mr. Cohen by the Company's Telecommunication subsidiary in the amount of $50,000. Neither Mr. Bendell nor Mr. Cohen has any stock options, stock appreciation rights ("SAR") or deferred compensation.

Sales of Customer Installment Contracts:

The Company's leasing subsidiary has sold customer installment contracts to some financing institutions with no recourse and to others with full recourse. In the event of default on recourse loans, the Company would pay the financing institution a predetermined amount and would repossess and sell the vehicle. No accrual has been made for possible losses since, in management's opinion on an aggregate basis, the Company could sell the repossessed automobiles for amounts in excess of outstanding liabilities.



                                     -F-36-

Customer installment contracts sold with recourse are as follows:

     a)  GMAC - retail sales program               $ 34,509
     b)  European American Bank                     158,216
                                                   --------
                   Total                           $192,725
                                                   --------

The "pre-determined" amount that must be paid by the Company in the event of default is as follows:

     a)  GMAC - retail sales program              $ 9,026
     b)  European American Bank                    59,072
                                                  -------
                   Total                          $68,098
                                                  -------

Guarantor of Third Party Obligations:

Under the terms of a cross-guarantee, cross-default, cross-collateralization agreement, the Company's leasing subsidiary is the guarantor of debt incurred by affiliated companies. In addition, the subsidiary is a guarantor on a mortgage of an entity which is wholly owned by officer-shareholders of the Company. The outstanding balance of the mortgage on December 31, 1996 is $877,212.

Legal Proceedings:

On November 22, 1996, the Company and two subsidiaries filed an action in the New York Supreme Court in Queens County indexed at 25678-96 and captioned "Fidelity Holdings, Inc., Computer Business Sciences, Inc. and 786710 (Ontario) Limited, Plaintiffs, versus Michael Marom and M. M. Telecom, Corp. "claiming damages of $5,000,000 for breach of contract, libel, slander, disparagement, violation of copyright laws, fraud and misrepresentation. On February 4, 1997 the Defendants filed an amended Answer, and a Counterclaim seeking damages of $50,000,000 for breach of contract and violation of the Lanham Act. The Plaintiffs have filed an Answer to the Counterclaim. Discovery has not yet commenced.

On September 18, 1996, the Company's subsidiary, 786710 (Ontario) Limited, the Company as owner of 786710, and the Baraks as the original principals of 786710, were sued in the Ontario Court (General Division) by Touch Tone Connections, indexed at 96-CU-111059. Touch Tone Connections seeks damages of CN$200,000 in connection with the installation, in 1995, of certain hardware and software claimed to have been faulty and not meeting the sales representation. All of the events occurred prior to the Company's acquisition of 786710 and the Baraks indemnified the Company against any such action.

While it is not possible to determine the ultimate disposition of these proceedings , the Company believes that the outcome of such proceedings will not have a material adverse effect on the financial position or results of operations of the Company.

12)  Related Party Transactions:

Approximately 55% of the Company's revenues derived from the sale of computer products and telecommunications equipment was to Nissko Telecom, a partner with the Company on a joint venture in which the Company owns 45%. The Company will receive 45% of the net revenues generated by the joint venture. The investment in the Joint Venture is recorded under Equity Method of Accounting.

Amounts due affiliates are amounts owed by the Company's leasing subsidiary for advances made in the ordinary course of business from various entities which are wholly owned by the subsidiaries former Stockholders. The advances are in the form of non-interest-bearing obligations with no specified maturity dates. The subsidiary also, purchased a substantial portion of its leased vehicles from affiliates.

13)  Warrants:

In October 1996 the Company revised the Patent Purchase Agreement. Under the amendment the purchase price was changed form $500,000 in cash to a combination of $100,000 in cash and the balance in 80,000 unregistered units of the Company's securities. Each unit consisted of 2 shares of Common Stock and 2 warrants, each warrant being for the purchase of 1 share of the Company's common stock at an exercise price of $3.125 per share exercisable for one year.


                                     -F-38-

In March 1996, the Company issued to Nissko Telecom, Inc. and its investors, warrants to purchase 1,500,000 shares of the Company's Common Stock at a price of $1.25 per share. In addition the Company issued warrants for the purchase of 100,000 shares, in connection with the Management agreement entered into when the Company acquired Major Fleet & Leasing Corp. The total number of warrants outstanding are 1,760,000 at exercise prices of $1.25 to $3.125.

14)  Preferred Stock:

Of the 2,000,000 shares of undesignated Preferred Stock authorized, to date the Company has designated 250,000 shares as the 1996-Major Series. The shares of the 1996-Major Series are voting, vote with the Common Stock and not as a separate class, and each share has two votes per share reflecting the underlying conversion rate. The shares of the Series are convertible, with each share converting into two shares of Common Stock. In the event that a dividend is declared on the Common Stock, a dividend of twice the per share dividend on the Common Stock must be declared on the 1996-Major Series, again reflecting the underlying conversion rate. The shares are redeemable after December 31, 2001 at a price of $15.87 per share. The holders of the 1996-Major Series have a right of rescission (put) in the event of the happening of certain events.

The specific events that would allow the right of rescission are:

     a)  Any  determination  by  the  Internal  Revenue  Service  that  the
         stock-for-stock   exchange   does  not   qualify   as  a  tax-free
         reorganization.

     b)  Any breach by the Company of the Reorganization Agreement; or


     c) Any failure by the Company to establish, fully fund, properly maintain and apply, and/or safeguard the Sinking Fund; or

     d) Any breach by the Company of the terms of 1996-Major Series of convertible Preferred Stock or;

     e) Admission by the Company of insolvency, adjudication of the Company as insolvent, and/or an inability or failure of the Company to pay its debts and liabilities in the normal course of business; or

     f) Any proceeding shall be commenced by or against the Company relating to the Company under any bankruptcy, reorganization, arrangement, insolvency, readjustment of debt, receivership, dissolution, or liquidation law or statute of any jurisdiction, whether now or hereafter in effect, and any such proceeding shall remain undismissed for a period of ninety (90) days or the Company by any act indicates its consent to, approval of, or acquiescence in, any such proceeding; or

     g) A receiver or trustee is appointed for the Company or for all or a substantial part of the property of the Company and any such receivership or trusteeship shall remain undischarged for a period of sixty (60) days; or

     h) Any change in any of the top three executives of the Company (Chairman of the Board, President, CEO), provided that this basis for rescission must be utilized within ninety (90) days of the change or it shall be deemed waived.

There is a sinking fund to support both the possible rescission and the possible redemption of the 1996-Major Series. The sinking fund is based upon the earnings of Major Fleet & Leasing Corp. from the business and assets purchased by the Company.


                                     -F-39-

15)  Business Segments

The Company currently operates in two industry segments: Computer and telephony products and leasing; It also has a plastics division currently in the development stage.

The Company's operation by industry segment for the year ended December 31, 1996 is as follows:



                                    Industry
                                    ---------
                     Computer          Leasing
                     Products          Income         Other        Consolidated
                     -------           -------        -----        ------------

Revenues            $3,175,528         $ 258,94          -          $3,434,475
                    ----------       ------------    ---------     -------------
Operating income     1,034,143           129,535         -           1,163,678
                    ----------       ------------    ---------     -------------
Interest expense         -               (24,132)        -             (24,132)
                    ----------      -------------    ---------     ------------
Interest income          2,920             6,910                         9,830
                                                                   ------------
Loss on joint venture    -                           (32,410)          (32,410)
                    ----------       ------------    ---------      -----------
Income before income taxes                                       $   1,116,966
                                                                 -------------




16)  Subsequent Event:

The Company has entered into a letter of intent with Mr. Bruce Bendell, Chairman of the Board to acquire for stock and cash certain automobile dealerships subject to certain conditions.


                                     -F-40-

                    FIDELITY HOLDINGS, INC. AND SUBSIDIARIES
                        AND MAJOR AUTOMOTIVE GROUP, INC.
               UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION


     The following unaudited pro forma combined financial statements are based upon the financial statements of Fidelity Holdings, Inc. and Subsidiaries (the "Company" or "Fidelity"), and Major Chevrolet, Inc. and Affiliates ("Major") combined and adjusted to give effect to the merger. The Merger Agreement provides that the Company and its wholly-owned subsidiary Major Acquisition Corp. have entered into a merger agreement with Major Automotive Group, Inc. ("Major Auto") and its sole stockholder, Bruce Bendell. Bruce Bendell owns all of the issued and outstanding shares of common stock of Major Chevrolet, Inc. ("Major Chevrolet") and Major Subaru, Inc. ("Major Subaru") and 50% of the issued and outstanding shares of common stock of Major Dodge, Inc. ("Major Dodge") and Major Chrysler, Plymouth, Jeep Eagle, Inc. ("Major Chrysler, Plymouth, Jeep Eagle"), which, collectively, operate five franchised automobile dealerships. Pursuant to such merger agreement, Bruce Bendell will contribute to Major Auto all of his shares of common stock of Major Chevrolet, Major Subaru, Major Dodge and Major Chrysler, Plymouth, Jeep Eagle, and Major Acquisition Corp. will then acquire from Bruce Bendell all of the issued and outstanding shares of common stock of Major Auto in exchange for shares of a new class of the Company's preferred stock. Harold Bendell, Bruce Bendell's brother, owns the remaining 50% of the issued and outstanding shares of common stock of Major Dodge and Major Chrysler, Plymouth, Jeep Eagle. Major Acquisition Corp. will purchase Harold Bendell's shares for $4 million in cash under a Stock Purchase Agreement. The unaudited pro forma combined statement of operations for the six months ended June 30, 1997 and unaudited pro forma combined balance sheet at June 30, 1997 give effect to the merger as if it occurred at January 1, 1997. The unaudited pro forma combined statement of operations for the year ended December 31, 1996 gives effect to the merger and the Company's acquisition of Major Fleet & Leasing Corp. and 786710 Ontario Ltd. as if they occurred at January 1, 1996. The unaudited pro forma combined statement of operations for the period ended December 31, 1996 is derived from the audited historical financial statements of the Company and audited historical financial statements of Major and should be read in conjunction with the Company's and Major's audited historical financial statements included elsewhere herein. The pro forma combined financial statements as of and for the six month period ended June 30, 1997 have been prepared on the same basis as the historical information derived from the audited financial statements. In the opinion of the Company's and Major's management, the unaudited financial statements of the Company and Major referred to above include all adjustments, consisting only of normal recurring accruals, necessary for a fair presentation of the financial position and results of operations for such periods. These pro forma statements of operations are not necessarily indicative of future operations or what the Company's operations would actually have been had the combinations occurred at the dates indicated and, therefore, should not be construed as being representative of future operating results.

                                     -F-41-

                     FIDELITY HOLDINGS, INC. AND SUBSIDIARIES
                         PRO FORMA COMBINED BALANCE SHEET
                                   JUNE 30, 1997

                                                   Pro Forma          Pro Forma
                              Fidelity    Major    Adjustments         Combined
                              --------    -----    -----------       ----------
ASSETS
Current Assets:
  Cash, cash equivalents and
  short-term investments      $672,728  $2,360,273 $5,775,000 (b)  $  4,808,001
                                                   (4,000,000)(a)
  Net investment in direct
  financing leases, current  1,458,490                                 1,458,490
Notes receivable - officer
  and shareholder              140,000                                   140,000
Accounts receivable            806,200   7,287,280                     8,093,480
Inventories                    152,449  32,358,479                    32,510,928
Other current assets            81,482     754,823                       836,305
                            ---------- ------------ ------------    ------------
   Total current assets      3,311,349  42,760,855  1,775,000         47,847,204


Net investment indirect
  financing leases,
  net of current portion       857,324                                   857,324
Property and equipment, net  2,072,428     684,141                     2,756,569
Leased and rental vehicles                 992,657                       992,657
Excess of costs over net
  assets acquired            2,506,892               9,288,805(a)     11,640,884
Other intangible assets        470,187                                   470,187
Other assets                   285,574      14,745                       300,319
                          ------------ ------------ ------------    ------------
      Total assets        $  9,503,754  44,452,398 $10,908,992      $ 64,865,144
                           =========== =========== ============     ============


LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
      Accounts payable    $    579,413 $ 4,959,510                  $  5,538,923
      Accrued expenses          60,387   1,208,915                     1,269,302
      Current maturities
       of long-term debt     1,087,721                                 1,087,721
      Accrued income taxes     343,000                 166,000(d)        509,000
      Deferred revenue          66,501                                    66,501
      Deposits for exercise
      of warrants              653,750                                   653,750
      Due to affiliates        145,173                                   145,173
      Floor plan liabilities            36,582,247                    36,582,241
                           ----------- ------------  ------------    -----------
   Total current liabilities 2,935,945  42,750,672     166,000        45,852,617


Long-term debt, less
  current maturities           387,087                                   387,087
Deferred income taxes          310,000                                   310,000
Loans payable to stockholders  515,012                                   515,012
Other                           75,725                                    75,725
                          ------------ ------------  ------------   ------------
Total liabilities            3,708,757  43,265,684      166,000       47,140,441



                                     -F-42-

                                                   Pro Forma          Pro Forma
                              Fidelity    Major    Adjustments         Combined
                              --------    -----    -----------       ----------

Stockholders' equity
  Preferred stock, $.01
  par value: 2,000,000
  shares authorized
  250,000 shares issued and
  outstanding                    2,500                                 2,500
  Preferred stock - 1997 -                           9,000(a)          9,000
  MAJOR, $.01 par value:
Common stock - Major, net
  50,000,000 shares
  authorized 7,501,700 shares
  issued and outstanding        63,517              11,500(b)           75,017
Common stock - Major, net                730,100  (730,100)(a)
Additional paid in capital   4,550,383   176,700  (176,700)(a)      16,304,883
                                                 5,991,000 (a)
                                                 5,763,500 (b)
Cumulative translation
 adjustment                        310                                     310
Retained earnings            1,178,287   279,914   195,605(a)        1,332,993
                                                   166,000(d)
 Total stockholders' equity 5,794,997  1,186,714    10,742,992      17,724,703
                           ---------- -----------  -----------     -----------
 Total liabilities and
 stockholders' equity      $9,503,754 $44,452,398  $10,908,992     $64,865,144
                           ========== ===========  ===========     ===========




                                     -F-43-

     PRO FORMA COMBINED STATEMENT OF OPERATIONS SIX MONTHS ENDED JUNE 30, 1997

                                                     Pro Forma        Pro Forma
                              Fidelity    Major      Adjustments       Combined
                              --------    -----      -----------     ----------
Revenues:
  Computer products and
   telecommunications
   equipment                $1,988,028                              $ 1,988,028
  Automobile dealers                    $72,040,008                  72,040,008
      Leasing income           489,628                                  489,628
                            ---------   ----------                  -----------
         Total revenues      2,477,656   72,040,008                  74,517,664
                            ---------   ----------                  -----------
Other income (expenses)
  Cost of products sold        426,779   63,797,520                  64,224,299
  Selling, general and
  administrative expenses
       Products                767,132                                  767,132
       Leasing                 364,576                                  364,576
       Automobile dealers                 6,889,274                   6,889,274
  Amortization of intangible
   assets                      156,234              $ 154,813(c)        311,047
                             ---------  -----------    --------     -----------
                             1,714,721   70,686,794   154,813        72,556,328
                             ---------  -----------   --------      -----------
Operating income (loss)        762,935    1,353,214  (154,813)        1,961,336

Other income (expense)
  Interest expense             (73,724)    (855,299)                   (929,023)
  Interest income               10,472                                   10,472
  Other                                      68,604                      68,604
  Income on joint venture       52,055                                   52,055
                             --------- -----------    --------      -----------

Income before provision
 for taxes                     751,738      566,519   (154,813)       1,163,444
Provision for taxes            243,000       91,000   166,000(d)        500,000
                             --------- -----------    --------      -----------

Net income                  $  508,738  $   475,519  $(320,813)    $    663,444
                              ========= ===========   ========      ===========

New income per common share                                        $       0.06
                                                                    ===========
Weighted average number of
 common shares outstanding                                        (e)10,982,934

                                     -F-44-

                    PRO FORMA COMBINED STATEMENT OF OPERATIONS
                           YEAR ENDED DECEMBER 31, 1996



                                   Fleet     786710                                           Fidelity
                                   1/1/96    1/1/96                   Fidelity                Major
                                     thru      thru    Pro Forma      Pro Forma               Pro Forma      Pro Forma
                       Fidelity    9/30/96   4/18/96   Adjustments    Combined  Major         Adjustments    Combined
                       --------    -------   -------   -----------    --------  -----         -----------    --------
Revenues:
 Computer products and
    telecommunications
    equipment          $3,175,528   $        $259,095   $              $3,434,623 $            $              $ 3,434,823
 Automobile division                                                      --      144,081,578                 144,081,578
 Leasing income           258,947    692,314                             951,261                                  951,261
                    -------------  --------- ---------  -----------    ---------- -----------  ----------   -------------
 Total revenues         3,434,475    692,314  259,095                  4,385,884  144,081,578     -           148,467,462
                    -------------  --------- ---------  -----------    ---------- -----------  ----------   -------------

Operating expenses:
 Cost of products
 sold                     965,792             151,969                  1,117,761  129,376,852                 130,494,613
 Selling, general
 and administrative
 expenses Products        935,529             137,901                  1,073,430                                1,073,430
 Leasing                  191,372    482,147                             673,519                                  673,519
 Automobile division                                                          --   12,726,818                  12,726,818
 Amortization of
 intangible assets        178,104                        139,144(g)      317,248                309,627(c)        626,875
                    ------------- ---------- ---------  -----------    ----------  -----------  ----------   ------------
                        2,270,797    482,147  289,870    139,144       3,181,958  142,103,670   309,627      145,595,255
                    ------------- ---------- ---------  -----------    ---------- ------------  ----------   ------------

Operating income
 (loss)                 1,163,678    210,167  (30,775)  (139,144)      1,203,926    1,977,908  (309,627)       2,872,207
Other income (expense)
 interest expense         (24,132)   (60,653)                            (84,785)  (1,675,202)                (1,759,987)
 interest income            9,830      8,869                              18,699           --                     18,699
 Other                         --                                             --      118,940                    118,940
 Income on joint
 venture                  (32,410)                                       (32,410)                                (32,410)
                     ------------- ---------- --------  ----------     -----------  ---------- ---------     ------------
Income (loss) before
 provision for taxes    1,116,966    158,383  (30,775)  (139,144)       1,105,430     421,646  (309,627)       1,217,449
Income taxes              441,000                         55,000(e)       496,000     105,973   147,000(d)       748,973
                     ------------- ---------- --------  ----------     -----------  ---------- ---------     ------------
Net income (loss)   $     675,966   $158,383 $(30,775)  $(194,444)       $609,430    $315,673 $(456,627)      $  468,476
                    =============  ========= ========== ==========      ==========   ======== ==========      ===========

Net income per common share
                                                                                                              $     0.04
                                                                                                              ===========
Weighted average number of
    common shares outstanding                                                                            (e)  10,551,200






                                     -F-45-

                    FIDELITY HOLDINGS, INC. AND SUBSIDIARIES
                          PRO FORMA COMBINED STATEMENTS




Assumptions Used and Adjustments Made

(a) The merger transaction was accomplished by payment of $4,000,000 in cash and the issuance of 900,000 shares of the Company's Convertible Preferred Stock. Such shares are convertible, in accordance with their terms, into 1,800,000 shares of the Company's Common Stock. The number of shares was determined, in accordance with the acquisition agreement, as that number of shares of Common Stock that have a value of $6,000,000. The assets and liabilities of Major were recorded at their historical book value. Since the preponderance of such assets and liabilities are current; primarily cash, receivables, inventories and related liabilities, management believes such book value ($1,186,714 at June 30, 1997) approximates fair market value. This entire transaction was assumed to have taken place as contemplated. However, in the event that approval is not received from each of the respective automobile manufacturers, the acquisitions of Major's constituent dealerships will occur individually, as approval is received. This will result in pro rata stock and cash payments as each individual dealership is acquired and the financial results will, inevitably, differ from those presented in these pro forma statements.

(b) The Company plans to sell 1,150,000 shares of its Common Stock at a price, net of underwriting commissions, of $5.40 per share. The gross proceeds were reduced by $435,000 of underwriting and other offering expenses, resulting in net proceeds to the Company of $5,775,000. Of these net proceeds, $4,000,000 was assumed to have been used to fund the cash payment required in the acquisition of Major.

(c) The excess of cost over net assets acquired ($9,288,805) is being amortized over thirty years. The statements of operations reflects six months and twelve months of amortization for the periods ended June 30, 1997 and December 31, 1996 respectively.

(d)   Taxes have   been provided for the Company at historic  rates.  Major has historically operated as a Subchapter S Corporation under provisions of the Internal Revenue Code, wherein the stockholders are required to report taxable income or loss on their personal returns and no such taxes are reflected on Major's financial statements. Pro forma taxes have been provided for Major at an estimated effective rate of 35%.

(e)   Earnings   per share has been  calculated  based on the weighted  average number of shares outstanding and assumes the exercise of outstanding warrants and options and the related issuance of Common Stock and the conversion of the Convertible Preferred Stock into Common Stock as of January 1, 1997, and January 1, 1996 for the periods ended June 30, 1997 and December 31, 1996, respectively.

(f)   The statement of operations  has   been adjusted to reflect a full year's
amortization on the excess of costs over net assets acquired in the 1996 acquisitions of Major Fleet & Leasing Corp. and 786710 Ontario Limited. The additional amortization amounted to $104,925 for Major Fleet & Leasing Corp. and $34,219 for 786710 Ontario Ltd., a total of $139,144.

                                     -F-46-

               Report of Independent Certified Public Accountants


Major Chevrolet, Inc. and Affiliates
Long Island City, New York

     We have audited the accompanying combined balance sheet of Major Chevrolet, Inc. and Affiliates as of December 31, 1996, and the related combined statements of income, and cash flows for each of the two years in the period ended December 31, 1996. These combined financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of Major Chevrolet, Inc. and Affiliates at December 31, 1996, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

BDO Seidman, LLP

New York, New York
August 14, 1997

                                     -F-47-

                       Major Chevrolet, Inc. and Affiliates
                              Combined Balance Sheets


                                             December 31, 1996   June 30, 1997
                                                                 (Unaudited)
Assets
Current:
    Cash and cash equivalents                 $  350,237           $1,564,935
    Certificates of deposit                      784,612              795,338
    Trade receivables                          5,227,776            7,287,280
    Inventories                               25,332,146           32,358,479
    Notes receivable                             637,166              656,281
    Prepaid expenses and other current assets     70,020               98,542
                                              ----------           ----------
     Total current assets                     32,401,957           42,760,855

Property, plant and equipment, less
accumulated depreciation and amortization        704,782              684,141
Lease and rental vehicles                      3,550,625              992,657
Other assets:
    Security deposits                             13,945               14,745
                                              ----------           ----------
                                             $36,671,309          $44,452,398

Liabilities and Stockholders' Equity
Current:
    Customer deposits                         $1,263,379           $1,097,817
    Accounts payable                           1,964,487            3,861,693
    Accrued expenses                             749,034            1,208,915
    Notes payable on vehicle floor plan       31,298,202           36,582,247
                                              ----------           ----------
     Total current liabilities                35,275,102           42,750,672
Loans payable to stockholders                    664,060              494,060
Notes payable - other - noncurrent                20,952               20,952
                                              ----------           ----------
     Total liabilities                        35,960,114           43,265,684
                                              ----------           ----------
Commitments and contingencies
Stockholders' equity:
    Common stock                                 730,100              730,100
    Additional paid-in capital                   176,700              176,700
    Retained earnings (deficit)                 (195,605)             279,914
                                             ----------          ----------
     Total stockholders' equity                  711,195            1,186,714
                                              ----------           ----------
                                             $36,671,309          $44,452,398
                                             -----------          -----------

     See accompanying summary of accounting policies and notes to combined financial statements.


                                     -F-48-

                       Major Chevrolet, Inc. and Affiliates
                           Combined Statements of Income


                               Year ended                   Six months ended
                              December 31,                      June 30,
                       ---------------------------   ---------------------------
                           1996          1995          1997           1996
                           ----          ----          ----           ----
                                                             (Unaudited)
Revenues:

    Sales             $144,081,578   $118,039,902   $72,040,008     $70,231,171
    Cost of sales      129,376,852    104,728,435    63,797,520      62,118,814
                      ------------   ------------   -----------     -----------
     Gross profit       14,704,726     13,311,467     8,242,488       8,112,357
Operating expenses      12,726,818     11,003,694     6,889,274       6,321,141
Interest expense         1,675,202      1,899,821       855,299       1,220,889
                      ------------   ------------   -----------     -----------
     Operating income      302,706        407,952       497,915         570,327
Other income               118,940        109,072        68,604          59,376
                      ------------   ------------   -----------     -----------
     Income before
     income taxes          421,646        517,024       566,519         629,703
Income taxes               105,973         26,158        91,000          89,019
                      ------------   ------------   -----------     -----------
Net income                $315,673       $490,866      $475,519        $540,684
                      ------------   ------------   -----------     -----------

     See accompanying summary of accounting policies and notes to combined financial statements.

                                     -F-49-

                      Major Chevrolet, Inc. and Affiliates

                        Combined Statements of Cash Flows
                Increase (Decrease) in Cash and Cash Equivalents



                              Year ended             Six months ended
                              December 31,                June 30,
                         --------------------        -------------------
                            1996        1995        1997             1996
                            ----        ----        ----             ----
                                                       (Unaudited)
Cash flows from operating
activities:
    Net income          $315,673     $490,866       $475,519         $540,684
                        --------     --------       --------         --------
  Adjustments to
  reconcile net income
  to net cash provided
  by (used in) operating
  activities:
  Depreciation and
  amortization            69,895       86,762         20,641            34,949
  Changes in assets -
  (increase) decrease
   in:
     Trade receivables 2,969,953      390,502     (2,059,504)          871,638
     Inventories       6,224,583  (16,417,109)    (7,026,333)        5,818,907
     Prepaid expenses
     and other current
     assets               80,066      (89,263)       (28,522)           (9,315)
     Security deposits    (4,139)      (1,024)          (800)            3,486
   Changes in liabilities
    - increase (decrease)
     in:
     Customer deposits 1,078,951      (90,715)      (165,562)           733,094
     Accounts payable    243,203      147,915      1,897,206            142,239
     Accrued expenses   (374,171)    (296,425)       459,881            159,325
                       ----------    ---------     ----------         ---------
     Total adjustments 10,288,341  (16,269,357)   (6,902,993)         7,754,323

     Net cash provided
     by (used in)
     operating
     activities      10,604,014    (15,778,491)   (6,427,474)        8,295,007
                     ----------  -----------    ----------          ---------

                                     -F-50-

Cash flows from
 investing activities:
 Purchase of property,
 plant and equipment     (118,358)     (150,297)           -            (38,479)
 Lease and rental
 vehicles                 943,171       900,000    2,557,968         (1,105,908)
 Note receivable          (36,166)     (601,000)     (19,115)              (100)
 Mortgage receivable        -                -             -            (97,484)
 Certificate of deposit   (19,828)       46,008      (10,726)            (9,288)
                         ---------     --------    ----------         ----------
     Net cash provided
     by (used in)
     investing activities 768,819       194,711    2,528,127         (1,251,259)
                         --------       -------    ---------         ----------
Cash flows from
 financing activities:
 Increase in (payment of)
 stockholder loans        (14,060)          214     (170,000)          (137,500)
 Increase (decrease)
 in long-term debt        (92,224)      453,140            -              3,508
 Increase (decrease)
 in floor plan notes
 payable              (11,382,436)   15,989,182     5,284,045        (7,012,577)
 Decrease in
 additional paid-in
 capital                       -     (1,041,100)       -                -
 Treasury stock
 repurchase                    -         (8,900)       -                -
 S corporation
 distributions           (200,000)          -          -               (200,000)
                       -----------   -----------    ---------         ---------
    Net cash
    provided by
    (used in)
    financing
    activities         (11,688,720)    15,392,536    5,114,045       (7,346,569)
                       -----------    -----------    ---------       ----------
Net increase (decrease)
in cash and cash
equivalents               (315,887)      (191,244)   1,214,698        (302,821)
Cash and cash
equivalents, beginning
of period                  666,124        857,368      350,237          666,124
                           -------        -------      -------          -------
Cash and cash
equivalents, end of
period                    $350,237       $666,124   $1,564,935         $363,303
                          --------       --------   ----------         --------
Supplemental disclosures
of cash flow information:
Cash paid during the
period  for:
       Interest         $1,812,010     $1,777,023   $1,093,243       $1,350,799
       Income taxes         79,266         35,618       52,538           49,806
                        ----------     ----------   ----------       ----------

             See accompanying summary of accounting policies and notes
                         to combined financial statements

                                     -F-51-

                        Major Chevrolet, Inc. and Affiliates

                           Summary of Accounting Policies


Business and Principles of            Major Chevrolet, Inc. and Affiliates
Combination and Reporting            (the "Company") is a retailer of new and
                                      used vehicles, trucks, parts and
                                      accessories. The financial statements
                                      consist of the combined operations of
                                      Major Chevrolet, Inc., Major Dodge,
                                      Inc., Major Chrysler Plymouth Jeep
                                      Eagle, Inc. ("Major CPJE"), and Major
                                      Subaru, Inc. (effective January 1,
                                      1996), all of which are under common
                                      control. All significant intercompany
                                      balances and transactions have been
                                      eliminated.

Use of Estimates                      The preparation of financial statements
                                      in conformity with generally accepted
                                      accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Credit Risk                           Financial instruments which potentially
                                      subject the Company to concentration of
                                      credit risk consist principally of cash
                                      and cash equivalents. The Company places its cash and cash equivalents in quality financial institutions and, by policy, limits the amount of credit exposure in any one financial vehicle.

Financial Instruments                 The fair values of the financial
                                      instruments, including cash, cash
                                      equivalents, trade receivables,
                                      inventories, accounts payable, accrued
                                      expenses and notes payable on vehicle
                                      floor plan, approximate their carrying
                                      value because of the current nature of
                                      these instruments. It is not practical to determine the fair value of loans payable to stockholders because the repayment terms are subject to management's discretion.

Revenue and Cost Recognition Revenues and cost are recognized upon delivery of the vehicle to the customer. At time of delivery, all financing arrangements between and among the parties have been concluded.


                                     -F-52-

                        Major Chevrolet, Inc. and Affiliates

                           Summary of Accounting Policies

Interim Financial Information         The accompanying unaudited combined
                                      interim financial statements have been
                                      prepared in accordance with generally
                                      accepted accounting principles for interim financial information. In the opinion of management, all adjustments (consisting of only normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six-month period ended June 30, 1997 are not necessarily indicative of the results that may be expected for the year ending
                                      December 31, 1997.


Inventories                           New vehicle inventories are valued at the
                                      lower of cost or market, with cost
                                      determined on a last-in, first-out basis.
                                      Used vehicle inventories are valued at the lower of cost or market, with cost determined on a specific identification basis. Parts and accessories inventories are also valued at the lower of cost or market, with cost determined on the first-in, first-out method.

Property, Plant and
Equipment                             Property, plant and equipment are stated
                                      at cost. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets
                                      (ranging from 5 to 10 years). Leasehold
                                      improvements are depreciated using the
                                      straight-line method over their estimated useful lives, not to exceed the life of the lease.

Income Taxes                          The Company elected, with the consent of
                                      its stockholders, to be taxed as an S
                                      corporation under the provisions of the
                                      Internal Revenue Code (Sec. 1361) and New
                                      York State Franchise Tax Law. The
                                      stockholders are required to report the
                                      Company's taxable income or loss in their personal income tax returns; accordingly, such income taxes are not reflected in the combined financial statements. In addition, New York State imposes a corporate level tax, based upon the differential between corporate and individual tax rates, which has been provided for. The combined financial statements include a provision for the New
                                      York State tax and New York City income
                                      taxes since New York City does not
                                      recognize S corporation status. Deferred income taxes reflect the impact of temporary differences between amounts of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws. There are no significant temporary differences;
                                      accordingly, no deferred tax calculation has been made.



                                     -F-53-

                        Major Chevrolet, Inc. and Affiliates

                           Summary of Accounting Policies

Supplemental Cash Flow                The Company considers all short-term,
Information                           highly liquid instruments purchased with
                                      an original maturity of three months or
                                      less  to  be  cash   equivalents.   The
                                      Company's cash and cash equivalents are
                                      carried  at  cost,  which  approximates
                                      market value and consists  primarily of
                                      time deposits.

Certificates of Deposit               The Company has two certificates of
                                      deposit with a financial institution
                                      which have initial maturities of one year
                                      and six months, respectively, that
                                      automatically renew on such maturity
                                      dates. The fair value of the certificates
                                      of deposit approximate their carrying
                                      value due to their short-term maturities.
Long-Lived Assets                     The Company adopted Statement of
                                      Financial Accounting Standards No. 121
                                      "Accounting for the Impairment of
                                      Long-Lived Assets and for Long-Lived
                                      Assets to Be Disposed of" in 1996. The
                                      Company reviews certain long-lived assets and identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. In that regard, the Company assesses the recoverability of such assets based upon estimated nondiscounted cash flow forecasts.

                                     -F-54-

                        Major Chevrolet, Inc. and Affiliates

                       Notes to Combined Financial Statements


1. Trade Receivables

(a) The Company's trade receivables include amounts due from related parties as follows:

                                        December 31, 1996
                                        -----------------
Major Fleet and Leasing, Inc.              $1,338,825
Major Pennsylvania, Inc.                      174,761
                                           ----------
                                           $1,513,586

These related parties have substantially the same ownership and management as the Company.

(b) Trade receivables, at December 31, 1996, included approximately $.5 million in delayed payments which are approved by the vehicle manufacturer and its financial institution.

2. Inventories

   Inventories consist of the following:

                                        December 31, 1996
                                        -----------------
New automobiles                            $11,619,105
New trucks and vans                         10,207,147
Used automobiles and trucks                  6,041,011
Parts and accessories                          664,138
Other                                           18,047
                                            ----------
                                            28,549,448
Less: LIFO reserve                           3,217,302
                                            ----------
                                           $25,332,146



3. Property, Plant and Equipment

Major classes of property, plant and equipment consist of the following:

                                                                Estimated
                                   December 31, 1996            useful lives
                                   -----------------            ------------
Furniture and fixtures                   $493,079                 7-10 years
Service equipment                         180,748                  5-7 years
Automobiles                                18,138                    3 years
Leasehold improvements                    596,571                Life of lease
                                        ---------
                                        1,288,536

Less: Accumulated depreciation
and amortization                          583,754
                                         --------
                                         $704,782
                                         --------


                                     -F-55-

4. Lease and Rental Vehicles

     The Company leases vehicles to an unrelated third party under operating lease arrangements. These vehicles are used as rental vehicles through agreements providing for daily, weekly or monthly terms. The Company holds title to the vehicles and is reimbursed for the carrying charges paid on these vehicles. The following is an analysis of the carrying amount of the leased vehicles:

                                             December 31, 1996
                                             -----------------
Cost                                             $4,161,130
Less: Accumulated depreciation                      610,505
                                                 ----------
                                                 $3,550,625
                                                 ----------




                                     -F-56-

                        Major Chevrolet, Inc. and Affiliates


                       Notes to Combined Financial Statements


5. Mortgage Receivable

     During fiscal 1994, the Company purchased a mortgage note from a financial institution for $364,882. The borrower issuing the note is a former shareholder of the Company. The note bears interest at a rate of 10% per annum payable on the first day of each month. The note matures on February 24, 1998. During 1996, an agreement was made to offset the mortgage receivable and all accrued interest against a Company-issued note payable of $450,000 to the former stockholder. The remaining portion of approximately $19,000 is included in accounts receivable.

6. Notes Payable - Vehicle Floor Plan

     Notes payable on the vehicle floor plan are due to Chrysler Credit Corp. and bear interest ranging from 8.7% to 10% during the year ended December 31, 1996. These notes are secured by the new vehicles inventory and will be repaid at the time the vehicles are sold or by certain delayed payments included in trade receivables as described in Note 1.


7. Notes Payable

     On November 15, 1995, Major CPJE, Inc. issued a note payable to Chrysler Credit Corporation in order to purchase equipment for the service department. Because Major CPJE, Inc. and Major Dodge, Inc. equally share the service department, an equal share was allocated to Major Dodge, Inc. amounting to $14,029.

8. Stock Repurchase

     On December 31, 1995, Major Chevrolet, Inc. repurchased 89 shares of its Class B common stock, representing 10% of the shares then outstanding from a stockholder. The purchase price was $1.05 million, which was comprised of a $32,124 cash payment, a $450,000 note payable issued to the stockholder (see
Note 5), and an immediate cancellation of certain promissory notes.

9.  Loans Payable To  Stockholders

     Amounts due to stockholders represent cash advances made to the Company for cash flow purposes. The stockholders agreed not to demand payment of these loans in the next fiscal year. Accordingly, the loans have been classified as noncurrent. The loans do not bear interest.


10. Related Party Transaction

     In addition to certain trade receivables as discussed in Note 1(a), on October 16, 1995, the Company entered into an agreement with BHB Realty, LLP, a related party with similar ownership as the Company, purchasing a note receivable for $601,000. The note receivable bears interest at 6% per annum and is payable annually on the anniversary of the note. The note is due on demand, but not earlier than October 15, 1996. The Company rents its Dodge showroom premises from its stockholders. The agreement is on a month-to-month basis. Rent expense relating to the this agreement amounted to $96,000 for the year ended December 31, 1996.

     During 1996, the Company rented space for a used car lot from BHB Realty, LLP. The agreement was on a month-to-month basis. Rent expense relating to this agreement amounted to $240,000 in 1996. The Company rents its Dodge and CPJE Service center from Bendell Realty, L.L.C. Bendell Realty, L.L.C. is owned by the shareholders of the Company. The rent expense amounted to approximately $120,000 for the years ended December 31, 1996 and 1995.

                                     -F-57-

11. Common Stock

     Common stock consists of the following:

                                                            December 31, 1996
                                                            -----------------
Major Chevrolet, Inc. - common stock:
    Class A, $100 par - shares authorized 950; none issued
       and outstanding                                          $ -
    Class B, $100 par - shares authorized 1,700; issued
       and outstanding                                           89,000
    Treasury stock, $100 par - 89 shares                         (8,900)
Major Dodge, Inc. - no par value; shares authorized 200;
    issued and outstanding 20                                   250,000
Major Chrysler Eagle Jeep, Inc. - no par value; shares
    authorized 200; issued and outstanding 100                  250,000
Major Subaru, Inc. - no par value; shares authorized 200;
    issued and outstanding 10                                   150,000
                                                            -------------------
                                                               $730,100
                                                            ===================

                                     -F-58-

                        Major Chevrolet, Inc. and Affiliates

                       Notes to Combined Financial Statements

12.   Commitments

     At December 31, 1996, the Company is committed to make minimum annual lease payments under real property operating leases as follows:

     1997                                 $692,000
     1998                                  614,000
     1999                                  608,000
     2000                                  608,000
     2001                                  608,000
     Thereafter                          2,934,000

     Rent expense under real property operating leases approximated $961,000 and $751,000 for the years ended December 31, 1996 and 1995, respectively.

     The Company has a line of credit totaling $1,500,000 with Chrysler Credit Corporation. The credit facility is used to secure vehicles exported overseas by General Motors on behalf of the Company. None of the line of credit has been used as of December 31, 1996.

     The Company guarantees the obligations of Major Fleet and Leasing Corp. under a $5 million line of credit with a financial institution. Major Fleet and Leasing Corp. was formerly owned by shareholders of the Company.


13. Governmental Regulations

     Substantially all of the Company's facilities are subject to Federal, state and local regulations relating to the discharge of materials into the environment. Compliance with these provisions has not had, nor does the Company expect such compliance to have, any material effect on the financial condition or results of operations of the Company. Management believes that its current practices and procedures for the control and disposition of such wastes comply with applicable Federal and state requirements.


14. Litigation

     Various claims and lawsuits arising in the normal course of business are pending against the Company. The results of such litigation are not expected to have a material or adverse effect on the Company's combined financial position or results of operations.

15. Subsequent Events

     The Company has entered into a joint venture subsequent to the year-end. The venture is with an out-of-state Ford dealership, the purpose of which is to purchase Ford fleet vehicles for resale.The Company has entered into a merger agreement with Fidelity Holdings, Inc. and Major Acquisition Corp., a wholly-owned subsidiary of Fidelity Holdings, Inc. Pursuant to the merger agreement, Major Acquisition Corp. will acquire all of the Company's shares of stock in exchange for shares of a new class of preferred stock of Fidelity Holdings, Inc. and $4 million in cash. A condition to the closing is that all manufacturers' approvals have been obtained.

                                     -F-59-

===================================================================

                                  EXHIBIT INDEX

Exhibit                      Description                      Page


 3.1     Articles of Incorporation of Fidelity Holdings,       N/A
         Inc., ("Company") incorporated by reference to Exhibit 3.1 of Company's Registration
         Statement on Form 10-SB, as amended, filed with the Securities and Exchange Commission on March 7, 1997.

 3.2     Articles of  Incorporation  of Computer  Business      N/A
         Sciences,  Inc., incorporated  by  reference  to
         Exhibit 3.2 of Company's Registration Statement on Form 10-SB, as amended, filed with the Securities and Exchange Commission on March 7,
         1997.

 3.3     Articles of Incorporation of 786710 (Ontario)          N/A
         Limited, incorporated by reference to Exhibit
         3.3 of Company's Registration Statement on Form
         10-SB, as amended, filed with the Securities and Exchange Commission on March 7, 1997.

 3.4     Articles of  Incorporation  of Premo-Plast,  Inc.,     N/A
         incorporated by reference to Exhibit 3.4 of Company's Registration Statement on Form 10-SB, as amended, filed with the Securities and Exchange
         Commission on March 7, 1997.

 3.5     Articles of  Incorporation  of C.B.S.  Computer        N/A
         Business  Sciences  Ltd.,   incorporated   by
         reference   to  Exhibit  3.5  of  Company's
         Registration Statement on Form 10-SB, as amended, filed with the Securities and Exchange
         Commission on March 7, 1997.

 3.6     Articles  of   Incorporation  of  Major  Fleet  &      N/A
         Leasing    Corp., incorporated  by  reference  to
         Exhibit 3.6 of Company's Registration Statement on Form 10-SB, as amended, filed with the Securities and Exchange Commission on March 7,
         1997.

 3.7     Articles  of  Incorporation  of  Reynard  Service      N/A
         Bureau,   Inc.,  incorporated  by  reference  to
         Exhibit 3.7 of Company's Registration Statement on Form 10-SB, as amended, filed with the Securities and Exchange Commission on March 7,
         1997.

 3.8     Articles of Incorporation  of Major Acceptance         N/A
         Corp., incorporated by reference to Exhibit 3.8 of Company's Registration Statement on Form
         10-SB, as amended, filed with the Securities and Exchange Commission on March 7, 1997.

 3.9     By-Laws of the Company  incorporated by reference      N/A
         to Exhibit 3.9 of Company's Registration Statement on Form 10-SB, as amended, filed with the Securities and Exchange Commission on March 7,
         1997.

 4.1     Certificate of Designation  for the Company's          N/A
         1996-MAJOR Series of Convertible Preferred Stock, incorporated by reference to Exhibit 4.1 of Company's Registration Statement on Form 10-SB, as amended, filed with the Securities and Exchange
         Commission on March 7, 1997.

 4.2     Warrant Agreement for Nissko Warrants,                 N/A
         incorporated by reference to Exhibit 4.2 of Company's
         Registration Statement on Form 10-SB, as amended, filed with the Securities and Exchange
         Commission on March 7, 1997.

 4.3     Warrant  Agreement  for  Major  Fleet  Warrants,       N/A
         incorporated by reference to Exhibit 4.3 of Company's Registration Statement on Form
         10-SB, as amended, filed with the Securities and Exchange Commission on March 7, 1997.

 4.3(i)* Amended  and  Restated  Warrant  Agreement,  dated     N/A
         October 11, 1997 between the Company, Bruce Bendell and Harold Bendell.

 4.4     Warrant  Agreement for Progressive  Polymerics          --
         International, Inc. Warrants, incorporated by reference to Exhibit 4.4 of Company's
         Registration Statement on Form 10-SB, as amended, filed with the Securities and Exchange
         Commission on March 7, 1997.

 4.5*    Certificate  of   Designation   for  the  Company's     --
         1997A-Major Series of Preferred Stock.

 4.6*    Certificate  of Designation  for the Company's          --
         1997-Major  Series of Convertible Preferred Stock.

 4.7*    Registration  Rights Agreement  between the Company     --
         and Bruce Bendell.

 4.8*    Warrant   Agreement   between   the   Company   and     --
         SouthWall Capital Corp.

 4.9*    Stock  Pledge and Security  Agreement,  dated March     --
         26,  1996,  between  Doron  Cohen,  Bruce  Bendell,
         Avraham  Nissanian,  Yossi  Koren,  Sam  Livian and
         Robert Rimberg.

10.1     Employment  Agreement,  dated November 7, 1995,         N/A
         between the Company and Doron Cohen, incorporated by reference to Exhibit 10.1 of Company's
         Registration Statement on Form 10-SB, as amended, filed with the Securities and Exchange
         Commission on March 7, 1997.

10.1(i)* Amendment No. 1 to Employment  Agreement,  dated as   --
         of November  7, 1995  between the Company and Doron
         Cohen.

10.2     Consulting  Agreement,  dated November 7, 1995,         N/A
         between the Company and Bruce Bendell, incorporated by reference to Exhibit 10.2 of Company's
         Registration Statement on Form 10-SB, as amended, filed with the Securities and Exchange
         Commission on March 7, 1997.

10.2(i)* Amendment No. 1 to Consulting  Agreement,  dated as   --
         of  November  7, 1995  between  Fidelity  Holdings,
         Inc. and Bruce Bendell.

10.3     Agreement for Purchase of Patents,  dated  November     N/A
         14,  1995,  between  the  Company  and  Progressive
         Polymerics,  Inc.,  incorporated  by  reference  to
         Exhibit   10.3   of  the   Company's   Registration
         Statement on Form 10-SB, as amended, filed with the Securities and Exchange Commission on March 7,
         1997.

10.3(i)  First  Amendment,  dated  September  30,  1996,  to     N/A
         Agreement  for Purchase of Patents, dated November
         14, 1995, incorporated by reference to Exhibit
         10.4 of Company's  Registration  Statement on Form
         10-SB as amended, filed with the Securities and Exchange Commission on March 7,1997.

10.5     Agreement,  dated March 25, 1996, between Nissko        N/A
         Telecom,  Ltd. and Computer Business Sciences,
         Inc., incorporated by reference to Exhibit
         10.5 of Company's  Registration  Statement  on
         Form 10-SB, as amended,filed with the Securities and Exchange Commission on March 7, 1997.

10.6     Asset Purchase Agreement, dated April 18, 1996,         N/A
         between the Company and Zvi and Sarah Barak, incorporated by reference to Exhibit 10.6 of Company's Registration Statement on Form 10-SB, as amended, filed with the Securities and Exchange
         Commission on March 7, 1997.

10.6(i)* Amendment to Asset Purchase Agreement dated August      N/A
         7, 1997.

10.7     Employment  Agreement  dated April 18, 1996 between     N/A
         the Company and Dr. Zvi Barak, incorporated by reference to Exhibit 10.7 of Company's Registration
         Statement on Form 10-SB, as amended, filed with the Securities and Exchange Commission on March 7,
         1997.

10.8     Employment  Agreement  dated  October  18,  1996        N/A
         between  Computer Business  Sciences,  Inc. and Paul
         Vesel, incorporated by reference to Exhibit 10.8 of Company's Registration Statement on Form 10-SB, as amended, filed with the Securities and Exchange
         Commission on March 7, 1997.

10.9     Indemnification  Agreement  dated  November  7,  1995   N/A
         between the Company and Doron Cohen, incorporated by reference to Exhibit 10.9 of Company's Registration
         Statement on Form 10-SB, as amended, filed with the Securities and Exchange Commission on March 7, 1997.

10.10    Indemnification  Agreement  dated  November  7,  1995   N/A
         between the Company and Bruce Bendell, incorporated by reference to Exhibit 10.10 of Company's Registration
         Statement on Form 10-SB, as amended, filed with the Securities and Exchange Commission on March 7, 1997.

10.11    Indemnification  Agreement  dated  December  6,  1995   N/A
         between the Company and Richard C. Fox, incorporated by reference to Exhibit 10.11 of Company's Registration Statement on Form 10-SB, as amended, filed with the Securities and Exchange Commission on March 7, 1997.

10.12    Indemnification  Agreement dated March 28, 1996         N/A
         between the Company and Dr. Barak, incorporated by reference to Exhibit 10.12 of Company's Registration
         Statement on Form 10-SB, as amended, filed with the Securities and Exchange Commission on March 7,
         1997.

10.13    Indemnification  Agreement dated March 28, 1996         N/A
         between the Company and Yossi Koren, incorporated by reference to Exhibit 10.13 of Company's
         Registration Statement on Form 10-SB, as amended, filed with the Securities and Exchange Commission on March 7, 1997.

10.14    Plan of  Reorganization  for  acquisition  of Major     N/A
         Fleet  &  Leasing  Corp.   dated  August  23,  1996
         between  the  Company,  Bruce  Bendell  and  Harold
         Bendell,   incorporated  by  reference  to  Exhibit
         10.17 of Company's  Registration  Statement on Form
         10-SB, as amended, filed with the Securities and Exchange Commission on March 7, 1997.

10.15    Patent   Purchase   Agreement  dated  December  30,     N/A
         1996 between Premo-Plast, Inc. and John Pinciaro, incorporated by reference to Exhibit 10.16 of Company's Registration Statement on Form 10-SB, as amended, filed with the Securities and Exchange
         Commission on March 7, 1997.

10.16    Employment  Agreement dated December 30, 1996           N/A
         between Premo-Plast, Inc. and John Pinciaro, incorporated by reference to Exhibit 10.17 of Company's Registration Statement on Form 10-SB, as amended, filed with the Securities and Exchange
         Commission on March 7, 1997.

10.17    Employment Agreement dated January 27, 1997             N/A
         between the Company and Ronald K. Premo, incorporated by reference to Exhibit 10.18 of Company's Registration Statement on Form 10-SB, as amended, filed with the Securities and Exchange
         Commission on March 7, 1997.

10.18    Plan and  Agreement  of  Merger,  dated  April  21,    N/A
         1997, the Company,  Major Automotive  Group,  Inc.,
         Major   Acquisition   Corp.   and  Bruce   Bendell,
         incorporated by reference to Exhibit 10.19 of Company's Registration Statement on Form 10-SB, as amended, filed with the Securities and Exchange
         Commission on March 7, 1997.

10.18(i)*Amendment to Plan and  Agreement  of Merger,  dated   --
         August 1, 1997,  between Fidelity  Holdings,  Inc.,
         Major Automotive  Group,  Inc.,  Major  Acquisition
         Corp. and Bruce Bendell.

10.18(ii)Amendment to Plan and  Agreement  of Merger,  dated   --
         August 26, 1997, between Fidelity  Holdings,  Inc.,
         Major Automotive  Group,  Inc.,  Major  Acquisition
         Corp. and Bruce Bendell.

10.19    Stock   Purchase   Agreement with Escrow Agreement     N/A
         attached, incorporated  by reference to Exhibit
         10.20 of Company's  Registration  Statement on Form
         10-SB, as amended, filed with the Securities and Exchange Commission on March 7, 1997.

10.20    Management Agreement, incorporated by reference to     N/A
         Exhibit 10.21 of Company's Registration Statement on Form 10-SB, as amended, filed with the Securities and Exchange Commission on March 7,
         1997.

10.21    Employment  Agreement with Moise Benedid,              N/A
         incorporated by reference to Exhibit 10.22 of Company's Registration Statement on Form 10-SB, as amended, filed with the Securities and Exchange
         Commission on March 7, 1997.

10.22*   Partnership   Agreement   between   Nissko  Telecom   --
         Associates and the Company.

10.23*   Memorandum  of  Understanding,  dated  September 9,   --
         1997,  by and  among  Computer  Business  Sciences,
         Inc.,  Nissko  Telecom Ltd., the Company and Robert
         L.  Rimberg.

10.24*   Letter of Intent,  dated June 6, 1997,  between the   --
         Company  and  SouthWall  Capital  Corp.   (formerly
         known as Sun Coast Capital Corp.)

10.25*   Letter of Intent,  dated  September  1997,  between   --
         the Company,  Lichtenberg  Robbins Buick,  Inc. and
         Lichtenberg Motors Inc.

10.26*   Consulting  Agreement,  dated  February  18,  1997,   --
         with Ronald Shapss Corporate Services, Inc.

10.27*   Value Added Reseller  Agreement between Summa Four,   --
         Inc.  and  Computer  Business  Sciences,  Inc.,  as
         Reseller.

10.28*   Lease Agreement,  dated March 1996, between 80-02     --
         Leasehold Company, as Owners and the Company, as Tenant.

10.29*   Master Lease Agreement, dated December 26, 1996,      --
         between Major Fleet & Leasing Corp., as Lessor, and Nissko Telecom, Ltd., as Lessee.

10.30*   Sublease Agreement,  dated March 1995, between        --
         Speedy R.A.C.,  Inc., as Sublessor, and Major
         Subaru Inc., as Sublessee.

10.31*   Lease Agreement,  dated November 1, 1991,  between    --
         Gloria Hinsch, as Landlord, and Major Chrysler-
         Plymouth, Inc., as Tenant.

10.32*   Store  Lease   Agreement,   dated  June  10,  1992,   --
         between  Bill K.  Kartsonis,  as  Owner,  and Major
         Automotive Group, as Tenant.

10.33*   Lease  Agreement,  dated  June  3,  1994,  between    --
         General  Motors Corporation, as Lessor, and Major
         Chevrolet, Inc., as Lessee.

10.34*   Lease Agreement,  dated August 1990,  between Bruce   --
         Bendell and Harold  Bendell,  as Landlord and Major
         Chrysler-Plymouth, Inc., as Tenant.

10.35*   Lease  Agreement,  dated  February  1995,  between    --
         Bendell  Realty, L.L.C., as Landlord,  and Major
         Chrysler-Plymouth Jeep Eagle, Inc., as Tenant.

10.36*   Lease  Agreement,   dated  February  1996,  between   --
         Prajs Drimmer  Associates,  as Landlord,  and Barak
         Technology Inc., as Tenant.

10.37*   Sublease Agreement, dated January 8, 1997, between    --
         Newsday, Inc., as Sublessor, and Major Fleet &
         Leasing Corp., as Sublessee.

10.37(i)*Consent to Sublease  Agreement,  dated  January 16,   --
         1997,  between  80-02  Leasehold  Company,  Newsday
         Inc. and Major Fleet and Leasing Corp.

10.38*   General  Security  Agreement  between Major Fleet &   --
         Leasing Corp., as Debtor, and Marine Midland Bank, as Secured Party.

10.39*   Retail  and  Wholesale  Dealer's  Agreement,  dated   --
         March 30,  1995, between  Marine Midland Bank, as
         Bank, and Major Fleet & Leasing Corp., as Dealer.

10.40*   Wholesale  Lease  Financing Line of Credit between    --
         General Electric Capital Corporation, as Lender, and Major Fleet & Leasing Corp., as Borrower.

10.41*   Chrysler  Leasing System License  Agreement  between  --
         Chrysler Motors Corporation, as Licensor, and
         Major Fleet & Leasing Corp., as Licensee.

10.42*   GMAC Retail Plan Agreement  between  General Motors   --
         Acceptance Corp. and Major Fleet & Leasing Corp., as Dealer.

10.43*   Fidelity    Holdings,    Inc.    1996    Employees'  --
         Performance Recognition Plan.

10.44* Secured Promissory Note, dated December 31, 1996, -- between Doron Cohen, as Maker, and Fidelity Holdings,
         Inc., as Holder.

10.45*   Dealer Master Agent  Agreement  and License,  dated   --
         February 1996,  between Computer Business Sciences,
         Inc.  and  Progressive  Polymerics   International,
         Inc., as Master Agent.

10.46*   Dealer Master Agent  Agreement  and License,  dated   --
         February 1996,  between Computer Business Sciences,
         Inc. and Cellular Credit Corp. of America, Inc., as Master Agent.

10.47*   Dealer Master Agent  Agreement  and License,  dated   --
         February 1996,  between Computer Business Sciences,
         Inc. and America's New  Beginning,  Inc., as Master
         Agent.

10.48*   Dealer Master Agent  Agreement  and License,  dated   --
         February 1996,  between Computer Business Sciences,
         Inc. and Korean Telecom, as Master Agent.

10.49*   Dealer Master Agent  Agreement  and License,  dated   --
         February 1996,  between Computer Business Sciences,
         Inc.  and  Philcom  Telecommunications,  as  Master
         Agent.

10.50*   Management   Agreement,   dated  August  23,  1996,   --
         between  Major  Fleet,  Bruce  Bendell  and  Harold
         Bendell.

10.51*   Wholesale Security Agreement,  dated April 26,        --
         1990, between General Motors Acceptance Corporation
         ("GMAC") and Major Fleet.

10.51(i)*Amendment,  dated February 14, 1991, to Wholesale     --
         Security Agreement between GMAC and Major Fleet.

10.52*   Direct Leasing Plan Dealer Agreement,  dated July     --
         24, 1986,  between GMAC and Major Fleet.

10.53*   Retail Lease Service Plan  Agreement,  dated April    --
         3, 1987,  between GMAC and Major Fleet.

10.54* Contribution Agreement dated as of October 6, 1997 -- between the Company, Bruce Bendell and Doron Cohen



*   To be filed by amendment.

                                  PIPER & MARBURY
                                       L.L.P.
                            1251 AVENUE OF THE AMERICAS
                           NEW YORK, NEW YORK 10020-1104
                                   212-835-6000
                                 FAX: 212-835-6001


   WRITER'S DIRECT NUMBER
        212-835-6068
      FAX: 212-835-6001
   michel@pipermar.com

                                                   November 7, 1997

VIA EDGAR TRANSMISSION
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

          Re:      Fidelity Holdings, Inc. Registration Statement on Form 10-SB
                   -----------------------------------------------------------


Ladies and Gentlemen:

     On behalf of Fidelity Holdings, Inc., a Nevada corporation (the "Registrant"), we are enclosing for filing under the Securities Exchange Act of 1934 amendment number 3 and restatement to the Registration Statement on Form 10-SB (the "Registration Statement") file number 0-29182.

     Please direct your comments or any questions you have to the undersigned at
(212) 835-6167.

                                                       Very truly yours,
                                                       Marta L. Michel
Enclosure
cc:     Doron Cohen
        Marc Drimer
        Dennis McConnell
        Peter Cosmas